

# ANALOG DEVICES

AHEAD OF WHAT'S POSSIBLE™

# 2025 Notice of Annual Meeting and Proxy Statement

investor.analog.com

# Letter from our CEO and Chair

## Dear Fellow Shareholders,

In my letter to you last year, I pointed out that the true test of the quality of a company's strategy and execution is not just its performance at the peak of the business cycle, but also in the trough. In 2024, the combination of one of the semiconductor industry's worst-ever downturns, a turbulent geopolitical landscape, and numerous macroeconomic headwinds created one of the most difficult operating environments in ADI's 60-year history. But these are the circumstances in which the power of ADI's business model is most evident.

Our healthy diversity across customers, applications, and products, which allows us to maximize optionality and upside potential in bullish times, also enables resiliency and a strong immune response in the face of bearish periods. This was demonstrated in 2024 when we overcame tremendous downward pressure on revenue to deliver model margins, while continuing to invest vigorously in the extraordinary talent, innovations, go-to-market initiatives, and hybrid manufacturing strategy that form the foundation of our future growth. We begin 2025 well-positioned to leverage our cutting-edge technology portfolio, deep customer relationships, and unparalleled team of technologists to further unlock the potential of the AI-enabled Intelligent Edge and deliver ever stronger financial returns for our shareholders in the years to come.

**Fiscal 2024 Results and Strategic Progress**

Following a record 2023, revenue declined to $9.4 billion in fiscal 2024, a reflection of the year's external challenges. Despite the drop in revenue, our innovation premium, combined with strong execution, enabled us to deliver net cash flow from operating activities of $3.9 billion, and free cash flow of more than $3.1 billion, or 41% and 33% of our revenue, respectively. We have delivered on our commitment to return at least 100% of free cash flow since our Maxim acquisition, despite the reduced return in fiscal 2024 as we increased balance sheet cash to extinguish $400 million of debt coming due in 2025. We expect to revert to 100% free cash flow return in fiscal 2025.

Importantly, we continued to invest at a historically high level in research and development during 2024, delivering numerous new products and exciting new platforms that open new market opportunities - from new platforms and solutions that expand our leadership across core franchises in high-speed and precision signal processing, sensing, and power management, to our new CodeFusion™ software development platform and ADI Assure™ Trusted Edge Security Architecture. In line with the need to provide more complete solutions and reduce complexity for our customers, we are delivering increasing levels of integrated functionality that enable our customers to push the edge of their innovation, while accelerating design-to-revenue timelines.

We similarly evolved our direct and indirect go-to-market capabilities in 2024 to better align with our customers' needs and work processes and ensure that we deliver an easy and enjoyable experience over product lifecycles that span from years to decades. Our revenue opportunity pipeline achieved new high watermarks in 2024 despite the external headwinds we faced, and we are optimistic in our ability to continue to increase our pipeline conversion rates as the business cycle recovers.

We invested $730 million in capital expenditures in 2024 to further increase our supply chain capacity, efficiency, and resiliency, both internally and externally, to ensure we create additional geographic optionality and business cycle flexibility. In total, we have invested $2.7 billion in upgrading our internal manufacturing capabilities and resiliency since acquiring Maxim, achieving our milestones earlier than expected. Notably, we have extended our ongoing collaboration with TSMC to secure additional capacity through Japan Advanced Semiconductor Manufacturing, Inc. (JASM). Now that we have line of sight to the full operationality of our hybrid manufacturing system, we will be tapering capex investments in 2025.

Finally, we have always viewed our talent as the source of our prosperity, and as such, it is the most important investment that we make at ADI. Our people are truly the engine powering our success. We continued investing and ensuring that ADI remains a center of gravity for the world's best analog, digital, software, algorithmic, and systems talent, adding multiple domains of engineering professionals who are highly motivated to push the boundaries of innovation and deliver breakthroughs for humanity and the planet.

**Seizing the Opportunities of the AI-Enabled Intelligent Edge Era**

ADI has long targeted our high-performance technology at the most important applications at the intersection of the physical and digital domains, which we term the "Intelligent Edge." Over the years, ADI has evolved from capturing real-world signals, to converting those signals to data, to transforming data into insights, understanding, and actions. Essentially, ADI is where the world's most important data is born. Today, the proliferation of digitalization and the availability of increasingly sophisticated AI techniques from edge to cloud, is driving a new era of technological innovation. We believe that these trends will provide significant opportunities for ADI to leverage our strengths in macrotrends such as automation, digital healthcare, digitally controlled energy grids, augmented reality, and emerging areas such as digital biology. From an ADI perspective, our products and solutions at the increasingly intelligent edge should become even more critical as they enable customers to dramatically reduce system latency, bandwidth, and energy consumption, and provide an important layer of cybersecurity. As such, we are investing to strengthen our world-class analog foundation and extend the scope of our capabilities in digital, software, and AI to take full advantage of this wave of opportunity.

As we celebrate our 60th anniversary in 2025, we have much to be proud of, but we do not take our decades of business success for granted. We are approaching the future with the same passion, hunger, and intensity of our first year. We believe that our primary competitive advantage is the rate at which we learn and adapt to the evolving needs of our markets and customers, and we are working hard to maintain our vibrant innovation and customer-centered culture to deliver tomorrow's most important breakthroughs at the Intelligent Edge.



*Vincent Roche*

**VINCENT ROCHE**
Chief Executive Officer and Chair of the Board of Directors

# Letter from our Lead Independent Director

## Dear Fellow Shareholders,

On behalf of the Board of Directors, I am pleased to present our annual Proxy Statement and provide an update on the Board's key activities and areas of focus to further unlock long-term value for ADI's shareholders.

The external challenges of 2024 are well understood - from widespread post-pandemic inventory digestion across our regions and end markets to the ongoing macroeconomic and geopolitical turbulence slowing the pace of the business cycle's recovery. As ADI navigated these external factors, the Board supported and oversaw management to guide the market-shaping innovations, close customer relationships, and operational excellence that underpin the company's ability to achieve its strategic goals and deliver on its shareholder commitments.

ADI's investments across R&D, go-to-market, and operations are targeted to create growth at the AI-enabled Intelligent Edge. The ability to deliver ADI's innovations reliably and resiliently to customers remains a top business priority in the aftermath of the pandemic. ADI's hybrid manufacturing investments are critical to helping the company achieve that goal, smartly balancing internal production capabilities with external fab partnerships to position the company to be able to adapt to shifting market conditions with agility.

While overseeing management as they executed this strategy, the Board continued to focus on key governance priorities and enhance the capabilities of the Board. One evolving area of risk oversight is artificial intelligence. The Intelligent Edge is increasingly connected and automated through artificial intelligence at the edge, and the Board is acutely aware of both the opportunities and risks that artificial intelligence at the edge brings and is committed to its oversight responsibilities to address this rapidly growing technology area.

The Board takes its governance role seriously, recognizing the great trust that you, our shareholders, have placed in us. Over the course of the year, ADI reached out to investors representing over 50% of our shares outstanding to ensure transparency and accountability to our shareholders and their goals. It was gratifying to hear that shareholders are pleased with ADI's governance and management and remain committed to ADI's strategy. In those conversations, we listened carefully to matters raised and considered this feedback as we further develop and evolve our corporate governance practices.

At the highest level, to strengthen shareholder say in ADI's governance we adopted amendments to our charter to implement a simple majority vote standard, and are asking shareholders to approve those amendments, as more fully described in this Proxy Statement. Further, we reduced the ownership threshold for shareholders to call a special meeting under our Bylaws to 25% of our outstanding shares, which the Board believes strikes an appropriate balance between enhancing our shareholders' ability to act on matters important to them and protecting against the risk that a small number of shareholders whose interests may not be shared by a broad base of shareholders could trigger a special meeting, resulting in financial expenses and disruption to our business.

The Compensation and Talent Committee and full Board also advanced several features of our executive compensation practices. To better align executive compensation to industry benchmarks, we reduced the maximum payout factor for ADI executives from 3.0x to 2.5x for bonuses in fiscal year 2025 and beyond. Further, to ensure a long-term focus in executive performance measurement, we moved from a quarterly to an annual assessment and payout structure for fiscal year 2025 executive bonuses and beyond. We also moved to a three-year cumulative target for the determination of performance restricted stock unit grants related to our financial performance.

We also remain focused on ensuring our Board continues to evolve to meet the needs of our business, and in January 2025 we added Andrea F. Wainer as a director. Ms. Wainer brings to our Board deep expertise leading innovative businesses in the diagnostics and pharmaceutical industries, including significant experience with complex commercial and manufacturing operations and continuous improvement.

We remain cautiously optimistic that the gradual business cycle recovery that began in the third quarter of fiscal year 2024 will continue over the course of 2025. Beyond the short-term business cycle, however, the Board and ADI's management remain confident in the long-term growth potential of our business model, targeted investments, and operational excellence as the AI-enabled Intelligent Edge proliferates across markets. We believe our efforts to deliver that potential, guided by diligent corporate oversight and governance, will help create long-term value for our shareholders.

We thank you for your investment in ADI and will continue to earn your trust and deliver the shareholder value that you expect, today and in the future.



**STEPHEN M. JENNINGS**
Lead Independent Director and
Chair of the Nominating and
Corporate Governance Committee

# Notice of 2025 Annual Meeting of Shareholders

**DATE AND TIME**

Wednesday, March 12, 2025
9:00 a.m. local time

**PLACE**

125 Summer Street
Boston, MA 02110

**RECORD DATE**

Friday, January 3, 2025

## How to vote: Your vote is important

**VOTE BY PROXY:**

**BY INTERNET**

Go to www.proxyvote.com

You will need the 16-digit control number that appears on your proxy card or the Notice.

**BY TELEPHONE**

Call 1-800-690-6903

You will need the 16-digit control number that appears on your proxy card or the Notice.

**BY MAIL**

Mark, sign, date, and mail your proxy card or your voting instruction form. No postage is required if mailed in the United States.

**VOTE DURING THE ANNUAL MEETING:**

For details on voting your shares during the Annual Meeting, see *Q&A About Annual Meeting and Voting* on page 88.

## Items of Business

The 2025 Annual Meeting of Shareholders (Annual Meeting) of Analog Devices, Inc. (ADI) will be held at our offices located at 125 Summer Street, Boston, Massachusetts 02110, on Wednesday, March 12, 2025 at 9:00 a.m. local time. At the Annual Meeting, shareholders will consider and vote on the following matters:

1. To elect the 11 director nominees named in this Proxy Statement to our Board of Directors, each to serve for a term expiring at the next annual meeting of shareholders;

2. To approve, by a non-binding "say-on-pay" vote, the compensation of our named executive officers, as described in the *Compensation Discussion and Analysis,* executive compensation tables, and accompanying narrative disclosures in this Proxy Statement;

3. To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending November 1, 2025; and

4. To approve certain amendments to our Articles of Organization to lower the voting requirement for certain matters from a supermajority to a simple majority standard.

The shareholders will also act on any other business that may properly come before the Annual Meeting.

Our Board of Directors recommends that you vote FOR each director nominee included in Proposal 1 and FOR each of Proposals 2, 3, and 4. The full text of these proposals is set forth in this Proxy Statement.

Please note that we are furnishing proxy materials and access to our Proxy Statement to our shareholders via our website instead of mailing printed copies to each of our shareholders. By doing so, we save costs and reduce our impact on the environment.

Beginning on January 27, 2025, we will mail to our shareholders a Notice of Internet Availability of Proxy Materials (Notice), which contains instructions on how to access our proxy materials and vote by proxy. The Notice also contains instructions on how each of our shareholders can receive a paper copy of our proxy materials, including this Proxy Statement, our 2024 Annual Report, and a form of proxy card or voting instruction form. All shareholders who do not receive the Notice, including shareholders who have previously requested to receive paper copies of proxy materials, will receive a paper copy of the proxy materials by mail unless they have previously requested delivery of proxy materials electronically.

Shareholders of record at the close of business on the record date of January 3, 2025 are entitled to vote at the Annual Meeting.

Your vote is important no matter how many shares you own, and we encourage you to vote promptly whether or not you plan to attend the Annual Meeting.

By Order of the Board of Directors,



**JANENE ASGEIRSSON**
Chief Legal Officer and Secretary
January 27, 2025

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on March 12, 2025: This Proxy Statement and the 2024 Annual Report are available for viewing, printing, and downloading at https://investor.analog.com/financial-info/annual-reports.

Web links throughout this document are provided for convenience only, and the content on the referenced websites does not constitute a part of this Proxy Statement.

The sum and/or computation of individual numerical amounts or percentages disclosed in this Proxy Statement may not equal the total due to rounding.

# Forward-Looking Statements

This Proxy Statement contains forward-looking statements regarding future events and our future results that are subject to the safe harbor created under the Private Securities Litigation Reform Act of 1995 and other safe harbors under the Securities Act of 1933 and the Securities Exchange Act of 1934. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of our management. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “may,” “could” and “will,” and variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections regarding our future financial performance and our long-term financial model, including future free cash flow return and capital strategy; our strategy; anticipated growth and trends in our industry, markets, and businesses; new or improved innovative solutions, products, and technologies, including those related to digital, software, artificial intelligence, and the Intelligent Edge; future investments in research and development; future supply chain capacity, efficiency, and resiliency, including statements related to our future hybrid manufacturing capabilities; the effects of business, economic, political, legal, and regulatory impacts or conflicts upon our global operations; recruiting or retaining our key personnel; changes to our compensation programs; our future liquidity, capital needs, and capital expenditures; our future market position, expected competitive changes in the marketplace, and changes in demand and supply for our products; the importance of our product offerings and technologies to our customers; our ability to pay dividends or repurchase stock; our ability to service our outstanding debt; our expected tax rate; environment, social, and governance related goals, commitments, and progress towards such goals and commitments; and other characterizations of future events or circumstances are forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: economic, political, legal, and regulatory uncertainty or conflicts; changes in demand for semiconductor products; manufacturing delays, product and raw materials availability, and supply chain disruptions; from the diversion of products from our authorized distribution channels; changes in export classifications, import and export regulations, or duties and tariffs; our development of technologies and research and development investments; our future liquidity, capital needs, and capital expenditures; our ability to compete successfully in the markets in which we operate; our ability to recruit and retain key personnel; risks related to acquisitions or other strategic transactions; security breaches or other cyber incidents; risks related to the use of artificial intelligence in our business operations, products, and services; adverse results in litigation matters; reputational damage; changes in our estimates of our expected tax rates based on current tax law; risks related to our indebtedness; the discretion of our Board of Directors to declare dividends and our ability to pay dividends in the future; factors impacting our ability to repurchase shares; and uncertainty as to the long-term value of our common stock. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to our filings with the Securities and Exchange Commission (SEC), including the risk factors contained in our most recent Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

# Table of Contents

# Proxy Summary

## ADI at a Glance

Analog Devices, Inc. is a global semiconductor leader that bridges the physical and digital worlds and brings intelligence to the Edge where our solutions help customers transform raw data into actionable insights to make connected devices smarter and more responsive. And, by harnessing the power of artificial intelligence (AI) and machine learning at the Edge, we strive to significantly reduce complexity while increasing impact and innovation for our 125,000 global customers.

### Background

| | |
|---|---|
| Founded: | 1965 |
| Headquarters: | Wilmington, MA |
| Employees: | ~24,000 |
| Office Locations: | 31 Countries<br>Worldwide sales, field applications, product development, design, service, and technical support |
| Products: | 75,000+ SKUs |
| Customers: | 125,000+ |
| Publicly Listed – Nasdaq: | ADI |
| Design Centers: | 70+ |
| Global Manufacturing: | United States (Massachusetts, Oregon, Washington) | Ireland | Philippines | Malaysia | Thailand |

### Fiscal Year 2024 Revenue: $9.4B



**46%**

**INDUSTRIAL**
- ▶ Aerospace & Defense
- ▶ Sustainable Energy
- ▶ Factory Automation
- ▶ Digital Healthcare
- ▶ Instrumentation & Test

**AUTOMOTIVE**
- ▶ Electrification
- ▶ In-Cabin Experience
- ▶ Autonomous Mobility

**30%**

**CONSUMER**
- ▶ Prosumer Hearable & Wearable Devices
- ▶ High-End Portable Electronics

**13%**

**11%**

**COMMUNICATIONS**
- ▶ Advanced Connectivity (Wireline and Wireless)
- ▶ High Performance Computing

## Fiscal Year 2024 Performance Highlights

| **$9.4B**<br>Revenue | **57.1%**<br>Gross Margin | **21.6%**<br>Operating Margin | **$3.28**<br>Diluted Earnings per Share | **$3.9B**<br>Operating Cash Flow |
|---|---|---|---|---|
| **~87%**<br>Business-to-Business Revenue | **67.9%**<br>Adjusted Gross Margin* | **40.9%**<br>Adjusted Operating Margin* | **$6.38**<br>Adjusted Diluted Earnings per Share* | **$3.1B**<br>Free Cash Flow* |

| **>$21B**<br>Cash Returned to Shareholders Over the Last 10 Years | **10%**<br>10-Year Dividend CAGR | **>450%**<br>10-Year Total Shareholder Return |
|---|---|---|

\* See *Appendix B* for additional information regarding non-GAAP financial measures and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures.

# Executive Compensation

Our executive compensation programs are designed to attract, retain, and motivate top executive talent and align the interests of our executive officers and our shareholders.

## Overview of CEO and Named Executive Officer Pay

Executive pay at ADI is strongly aligned with long-term company performance, with a significant portion of compensation delivered in long-term equity-based awards. The target compensation mix shown below is based on target compensation consisting of the annual rate of base salary for the fiscal year ended November 2, 2024 (fiscal year 2024) and short-term and long-term incentive targets approved by the Compensation and Talent Committee in fiscal year 2024.

### Fiscal Year 2024 Target Compensation for CEO



5%
Base
Salary

10%
Short-Term
Variable Cash
Incentive

95%
Variable
Incentives

85%
Long-Term
Equity Incentive

### Fiscal Year 2024 Target Compensation for Other Named Executive Officers (NEOs)[1]



9%
Base
Salary

12%
Short-Term
Variable Cash
Incentive

91%
Variable
Incentives

79%
Long-Term
Equity Incentive

[1] Consists of Richard C. Puccio, Jr., Vivek Jain, Gregory Bryant, and Anelise Sacks, but excludes James Mollica who served as Interim Chief Financial Officer for a portion of fiscal year 2024. Excludes Mr. Puccio's new hire equity award.

## Stock Performance Graph

Fiscal year 2024 compensation actions for our executive officers, including our NEOs, are supported by solid corporate performance and strong shareholder returns. The following graph compares cumulative total shareholder return on our common stock since November 2, 2019 with the cumulative total return of the Standard & Poor's (S&P) 500 Index and the Nasdaq Composite Index. The graph assumes the investment of $100 on November 2, 2019 in our common stock, the S&P 500 Index, and the Nasdaq Composite Index and assumes all dividends are reinvested. Measurement points are the last trading day for each respective fiscal year.



# Pay For Performance

A significant portion of the total target compensation for our executive officers, including our NEOs, is in the form of variable, performance-based incentive compensation, with only a small portion of the total target compensation provided in the form of "fixed" compensation. We believe this focuses our executives on achieving company objectives, supports a high-performing culture that attracts and retains highly-qualified executive talent, and aligns executives' incentives with the creation of shareholder value. In addition, we believe our focus on variable, performance-based incentive compensation provides our executive officers an opportunity to benefit if we deliver stronger results and conversely, if we deliver weaker results, our executive officers will earn less compensation.

# Compensation Feedback and Responsiveness

Prior to and following our 2024 Annual Meeting, as part of our annual outreach program, we met with shareholders representing over 36% of our total shares outstanding, as well as proxy advisory firms, to discuss executive compensation, corporate governance, and other ESG topics. Our Lead Independent Director or the Chair of our Compensation and Talent Committee participated in meetings with shareholders representing over 25% of our total shares outstanding and in meetings with proxy advisory firms. In response to the advisory say-on-pay vote that we received at the 2024 Annual Meeting of Shareholders (2024 Annual Meeting) and feedback that we received from shareholders, during fiscal year 2024 we made the changes described in the table below to our executive short-term variable cash incentive and long-term incentive programs. We believe these changes better align executive and shareholder interests, incentivize our executives to achieve short-term objectives that support our long-term strategy as well as focus on long-term financial growth, continue to focus on challenging performance metrics, and provide market competitive compensation to attract and retain top executive talent. A detailed discussion of shareholder feedback and our responsiveness related to executive compensation is in the *Shareholder Engagement* and *Compensation Discussion and Analysis* sections of this Proxy Statement.

| | |
|---|---|
| **Executive Short-Term Variable Cash Incentive** | Commencing in fiscal year 2025, we implemented the following changes:<br>▶ Decreased the maximum payout factor from 3.0x to 2.5x, while keeping targets consistent year-over-year in accordance with our long-term strategy and financial model<br>▶ Moved to an annual assessment and payout |
| **Long-Term Incentive Program** | ▶ Commencing with fiscal year 2024 grants, we moved to a cumulative three-year target for our Financial Metric PRSUs, strengthening our commitment to focus on long-term performance |

# Our Board of Directors and Corporate Governance

## Director Nominees

ADI's Board of Directors is composed of a diverse, experienced group of global thought, business, and academic leaders. On January 9, 2025, James Champy informed our Board of Directors that he decided not to stand for re-election at the Annual Meeting. Consequently, Mr. Champy will retire as a director and the Board of Directors has reduced the size of the Board of Directors to eleven members, both as of the date of the Annual Meeting on March 12, 2025. Our Nominating and Corporate Governance Committee has recommended, and our Board of Directors has determined, to nominate all other current members of our Board of Directors for re-election at the Annual Meeting.

| Name | Independent | Age | Director Since | Audit Committee | Compensation & Talent Committee | Nominating & Corporate Governance Committee | Corporate Development Committee |
|---|---|---|---|---|---|---|---|
| **VINCENT ROCHE** <br> Chief Executive Officer and Chair of the Board of Directors Analog Devices, Inc. | | 64 | 2013 | | | | |
| **STEPHEN M. JENNINGS** <br> Lead Independent Director Former Principal of Deloitte LLP | ✓ | 63 | 2023 | | | ● (Chair) | |
| **ANDRÉ ANDONIAN** <br> Chief Executive Officer of Andonian Advisory Pte. Ltd., Chair of Asia Pacific and Strategic Advisor at Flagship Pioneering, and Senior Advisor – Senior Partner Emeritus at McKinsey & Company | ✓ | 62 | 2022 | | ● | | ● |
| **EDWARD H. FRANK, Ph.D.** <br> Executive Chair of Gradient Technologies | ✓ | 68 | 2014 | | ● (Chair) | | ● (Chair) |
| **LAURIE H. GLIMCHER, M.D.** <br> Professor of Medicine at Harvard Medical School and President Emerita of Dana-Farber Cancer Institute | ✓ | 73 | 2020 | | ● | | |
| **KAREN M. GOLZ** <br> Former Global Vice Chair of Ernst & Young LLP | ✓ | 70 | 2018 | ● (Chair) | | | |
| **PETER B. HENRY, Ph.D.** <br> Class of 1984 Senior Fellow at Stanford University's Hoover Institution and Senior Fellow at Stanford's Freeman Spogli Institute for International Studies | ✓ | 55 | 2023 | ● | | | ● |
| **MERCEDES JOHNSON** <br> Former Chief Financial Officer of Avago Technologies (now Broadcom) | ✓ | 70 | 2021 | ● | | | |
| **RAY STATA** <br> Co-Founder and Former Chair of the Board of Directors of Analog Devices, Inc. | | 90 | 1965 | | | | |
| **ANDREA F. WAINER** <br> Executive Vice President, Rapid and Molecular Diagnostics, Abbott Laboratories | ✓ | 56 | 2025 | | | ● | |
| **SUSIE WEE, Ph.D.** <br> Co-Founder and Chief Executive Officer of DevAI | ✓ | 55 | 2019 | | | ● | |

● - Chair    ● - Member

# Board Profile

ADI's directors contribute significant experience in the areas most relevant to overseeing our business and strategy. The below matrix provides a high-level summary of the experience and qualifications of our director nominees:

| | | | | | |
|---|---|---|---|---|---|
| Executive Leadership | **6**/11 | International | **8**/11 | Cybersecurity, Information Systems | **3**/11 |
| Industry | **9**/11 | Large Scale Operations, Manufacturing | **8**/11 | Mergers and Acquisitions | **5**/11 |
| Innovation and Emerging Technologies | **10**/11 | Government Affairs, Public Policy | **3**/11 | ESG (Including Sustainability, Human Capital, Human Rights, and Diversity) | **5**/11 |
| Corporate Governance, Public Company Board | **8**/11 | Strategy | **11**/11 | | |
| Financial, Accounting, Auditing | **3**/11 | Risk Management, Regulatory, Compliance | **2**/11 | | |

**DIRECTOR NOMINEE AGE**

- 3 (27%) 51–60 years
- 2 (18%) 71+ years
- 6 (55%) 61–70 years

Average Age: 66 years
Median Age: 64 years

**INDEPENDENT DIRECTOR NOMINEE TENURE**

- 2 (22%) 6–10 years
- 7 (78%) 0–5 years

Average Independent Director Nominee Tenure: 3.6 years

**DIRECTOR NOMINEE DIVERSITY**

- 5 (45%) identify as female
- 3 (27%) identify as an underrepresented minority

## What's New

We periodically review our corporate governance policies and practices and compare them to those suggested by various authorities in corporate governance and the practices of other public companies. We believe that good corporate governance is important to ensure that ADI is managed for the long-term benefit of our shareholders. Updated items include:

▶ Continued to expand the capabilities of the Board of Directors by adding Andrea F. Wainer, who brings deep expertise leading innovative businesses in the diagnostics and pharmaceutical industries to our Board of Directors

▶ Our Board of Directors adopted resolutions approving and declaring the advisability of adopting amendments to our Articles of Organization to lower the voting requirement for the approval of certain matters from a supermajority to a simple majority voting standard

▶ Our Board of Directors amended our Bylaws to allow shareholders holding 25% of our outstanding shares for at least one year to call a special meeting, reducing the previous 80% threshold, which the Board of Directors believes strikes an appropriate balance between enhancing our shareholders' ability to act on matters important to them and protecting against the risk that a small number of shareholders whose interests may not be shared by a broad base of shareholders could trigger a special meeting, resulting in financial expenses and disruption to our business

▶ Committed to including in each search for new directors qualified candidates who reflect diversity of experience, skills, and industry familiarity, as well as gender, racial, ethnic, sexual orientation, and geographic diversity

▶ Specifically designated oversight of climate matters to the Nominating and Corporate Governance Committee

## Oversight by our Board

The Board of Directors reviews our overall performance, and its primary responsibility is to oversee the management of ADI and, in doing so, serve the best interests of ADI and its shareholders. The Board of Directors and each of its committees assesses risks associated with their respective areas of oversight. For example, in addition to financial reporting and related matters, the Audit Committee oversees our cybersecurity and information security programs, practices, and risk mitigation efforts. The Nominating and Corporate Governance Committee oversees our environmental, social, and governance (ESG) programs, practices, and reporting, including issues of significance relating to climate, sustainability, and social and governance activities. Our Compensation and Talent Committee is responsible for oversight of our enterprise-level strategies and programs relating to human capital management and diversity. For more information, see *Corporate Governance—Oversight by our Board.*

# Shareholder Engagement Highlights

We conduct extensive investor outreach throughout the year involving our independent directors, senior management, investor relations, legal, and human resources departments. This helps management and our Board of Directors understand and focus on the issues that matter most to our shareholders, so ADI can address them effectively.

Since our inception as a public company, we have maintained an active engagement program with our shareholders, meeting with them extensively throughout the year as part of our investor outreach efforts.

### How we Engage

|  Summer |  Fall |  Winter     Spring |
|---|---|---|
| ▶ Evaluate proxy season outcomes and trends, corporate governance best practices, and regulatory developments<br><br>▶ Publish annual ESG report to inform stakeholders, including investors, about recent developments relating to ESG matters | ▶ Conduct outreach with top investors to understand their priorities and solicit feedback on governance topics, including ESG and compensation<br><br>▶ Share investor feedback with our Board of Directors | ▶ Publish Annual Report and Proxy Statement<br><br>▶ Conduct outreach with top investors to discuss items to be considered at the annual meeting, given matters to be considered, if needed<br><br>▶ Annual Meeting |

Prior to and following our 2024 Annual Meeting, as part of our annual outreach program, we reached out to shareholders collectively representing over 57% of our total shares outstanding and proxy advisory firms with an invitation to have discussions with their corporate governance teams. Shareholders representing over 36% of our total shares outstanding, as well as proxy advisory firms, accepted our engagement invitation. These meetings included members of our legal, ESG, compensation, human relations, and investor relations organizations. In addition, our Lead Independent Director or the Chair of our Compensation and Talent Committee participated in meetings with shareholders representing over 25% of our total shares outstanding and in meetings with proxy advisory firms.



| **Contacted** | **Engaged** | **Director Participated** |
|---|---|---|
| >57% | >36% | >25% |

We reviewed the key takeaways from these shareholder meetings with our Board of Directors, with the goal of continuing to evolve our corporate governance practices to best meet the needs of ADI and our shareholders. While some of the feedback received has led to enhancements to our practices and disclosure, we also received positive feedback regarding certain practices that reconfirmed that our programs continue to be effective from our shareholders' perspective. For more information about the feedback we received from shareholders during fiscal year 2024 and actions we took in response, please see the *Shareholder Engagement* section of this Proxy Statement.

# Voting Matters and Vote Recommendations

| Proposal | Items of Business | Board Recommendation | Page Reference |
|---|---|---|---|
| 1 | **Election of 11 Directors**<br><br>▶ Our Board of Directors and Nominating and Corporate Governance Committee are committed to ensuring that our Board of Directors is composed of a highly capable group of directors who collectively span a broad range of leadership skills and provide a significant breadth of experience, knowledge, and abilities, relevant to ADI's strategic vision, long-term objectives, and business activities to effectively represent the interests of shareholders, drive shareholder value, exercise sound judgment, and reflect our corporate values of integrity, honesty, and adherence to high ethical standards | FOR each director nominee | 8 |
| 2 | **Advisory Approval of the Compensation of our Named Executive Officers**<br><br>▶ Our executive compensation programs are designed to align pay outcomes with company performance, taking into account shareholder feedback and interests. The compensation paid to our named executive officers in 2024 was designed to drive continued successful operational and financial performance and to attract, motivate, reward, and retain top executive talent | FOR | 42 |
| 3 | **Ratification of the Selection of Ernst & Young LLP as Independent Registered Public Accounting Firm for our Fiscal Year Ending November 1, 2025**<br><br>▶ Ernst & Young LLP is an independent auditing firm with the required knowledge and experience to effectively audit our financial statements. Audit and non-audit services are pre-approved by the Audit Committee | FOR | 79 |
| 4 | **Approval of Amendments to our Articles of Organization**<br><br>▶ Our Board of Directors has determined, subject to shareholder approval, to amend our Articles of Organization to provide that each matter for which Massachusetts corporate law provides a default supermajority voting standard will be decided by a simple majority standard | FOR | 87 |

# Board of Directors

PROPOSAL 1

## Election of Directors

**Our Board of Directors unanimously recommends that you vote FOR the election of each of the below director nominees.**

The following table sets forth our director nominees:

| Name | Position(s) with ADI |
|---|---|
| Vincent Roche | Chief Executive Officer and Chair of the Board of Directors |
| Stephen M. Jennings | Lead Independent Director |
| André Andonian | Director |
| Edward H. Frank | Director |
| Laurie H. Glimcher | Director |
| Karen M. Golz | Director |
| Peter B. Henry | Director |
| Mercedes Johnson | Director |
| Ray Stata | Director |
| Andrea F. Wainer | Director |
| Susie Wee | Director |

# Election Process

All members of our Board of Directors are elected annually by our shareholders. Our Board of Directors currently consists of twelve directors, of whom ten are deemed to be "independent directors" as defined and in accordance with the Nasdaq Stock Market, Inc. Marketplace Rules (Nasdaq Rules). On January 9, 2025, Mr. Champy informed our Board of Directors that he decided not to stand for re-election at the Annual Meeting and he will retire as a director at the Annual Meeting on March 12, 2025. Our Nominating and Corporate Governance Committee recommended, and our Board of Directors has determined, to nominate all other current directors for reelection in 2025. As such, at the Annual Meeting, our shareholders will have an opportunity to vote for each of the eleven nominees listed above. If a director nominee does not receive more "for" votes than "against" votes, our Corporate Governance Guidelines provide that such director must offer his or her resignation, which our Board of Directors must determine whether to accept, and we will publicly disclose the results of such determination. If the current nominees are elected, we will have eleven members serving on our Board of Directors, of whom nine are deemed to be "independent directors" in accordance with Nasdaq Rules. The persons named in the proxy card, upon receipt of a properly executed proxy, will vote for each of these nominees, unless you instruct them to vote otherwise on the proxy card (whether executed by you or through Internet or telephonic voting). Each of the director nominees has indicated his or her willingness to serve, if elected. However, if any or all of the director nominees should be unable or unwilling to serve, the proxies may be voted for a substitute nominee designated by our Board of Directors or our Board of Directors may reduce the size of the Board.

# Board Refreshment

Our Board of Directors is focused on refreshment, regularly bringing in new viewpoints and skills. As a result of ongoing Board refreshment, we have added six new directors in the last five years.

|  |  |  |  |  |  |
|---|---|---|---|---|---|
| **Laurie H. Glimcher** | **Mercedes Johnson** | **André Andonian** | **Stephen M. Jennings** | **Peter B. Henry** | **Andrea F. Wainer** |
| **2020** | **2021** | **2022** | **2023** | **2023** | **2025** |

# Director Criteria, Qualifications, and Experience

Our Board of Directors and Nominating and Corporate Governance Committee are committed to ensuring that our Board of Directors is composed of a highly capable group of directors who collectively span a broad range of leadership skills and provide a significant breadth of experience, knowledge, and abilities, relevant to ADI's strategic vision, long-term objectives, and business activities to effectively represent the interests of shareholders, drive shareholder value, exercise sound judgment, and reflect our corporate values of integrity, honesty, and adherence to high ethical standards. Our Board of Directors and Nominating and Corporate Governance Committee consider the following factors, among others, when selecting director nominees:

## Diversity of Director Nominees

### 5 of 11
Directors identify as female, or 45%

### 3 of 11
Directors identify as an underrepresented minority, or 27%

While our Board of Directors does not have a specific diversity policy, our Corporate Governance Guidelines and Nominating and Corporate Governance Committee Charter provide that we consider diversity of experience, skills, and perspectives, as well as diversity with respect to gender, race and ethnicity, sexual orientation, and geography in considering candidates for nomination. Effective application of these criteria is reflected in the diverse composition of our Board of Directors.

## Independence of Director Nominees

### 9 of 11
Directors are Independent, or 82%

Under Nasdaq Rules, a majority of the members of our Board of Directors must be independent directors. To be considered independent, a director must be independent as determined under applicable Nasdaq Rules, and in our Board of Directors' judgment, the director must not have a relationship with ADI that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

# Board Profile

ADI's directors contribute significant experience in the areas most relevant to overseeing our business and strategy. The below matrix provides a high-level summary of the experience and qualifications of our director nominees:

| | | |
|---|---|---|
| **Executive Leadership:** Experienced executive-level leadership of complex global businesses | 6/11 | |
| **Industry:** Insight into key issues affecting ADI | 9/11 | |
| **Innovation and Emerging Technologies:** Expertise and thought leadership relating to artificial intelligence or technological innovation in our industry and our end markets | 10/11 | |
| **Corporate Governance, Public Company Board:** Knowledge of public company governance issues and policies to enhance Board practices | 8/11 | |
| **Financial, Accounting, Auditing:** Experience preparing financial statements and capital market expertise | 3/11 | |
| **International:** Insight into the many factors involved in overseeing management of ADI's global business | 8/11 | |
| **Large Scale Operations, Manufacturing:** Experience with and understanding of large scale operational processes or manufacturing operations | 8/11 | |
| **Government Affairs, Public Policy:** Expertise handling government affairs and public policy matters | 3/11 | |
| **Strategy:** Experience in the development and implementation of strategic priorities | 11/11 | |
| **Risk Management, Regulatory, Compliance:** Insight into risks facing ADI and a comprehensive approach to risk management | 2/11 | |
| **Cybersecurity, Information Systems:** Experience overseeing cybersecurity programs or possessing a deep understanding of cyber threats to organizations | 3/11 | |
| **Mergers and Acquisitions:** Experience evaluating strategic transactions | 5/11 | |
| **ESG (Including Sustainability, Human Capital, Human Rights, and Diversity):** Knowledge of ESG topics impacting ADI | 5/11 | |

# Experience of our Director Nominees

| | Vincent Roche | Stephen M. Jennings | André Andonian | Edward H. Frank | Laurie H. Glimcher | Karen M. Golz | Peter B. Henry | Mercedes Johnson | Ray Stata | Andrea F. Wainer | Susie Wee |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Executive Leadership | ● | | | ● | ● | | | ● | ● | ● | |
| Industry | ● | ● | ● | ● | ● | | | ● | ● | ● | ● |
| Innovation and Emerging Technologies | ● | ● | ● | ● | ● | | ● | ● | ● | ● | ● |
| Corporate Governance, Public Company Board | ● | ● | ● | ● | ● | ● | ● | ● | | | |
| Financial, Accounting, Auditing | | | | | | ● | ● | ● | | | |
| International | ● | ● | ● | | | ● | ● | ● | ● | ● | |
| Large Scale Operations, Manufacturing | ● | | ● | | | ● | ● | ● | ● | ● | ● |
| Government Affairs, Public Policy | ● | | ● | | | | ● | | | | |
| Strategy | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| Risk Management, Regulatory, Compliance | ● | | | | | ● | | | | | |
| Cybersecurity, Information Systems | | | | ● | | ● | | | | | ● |
| Mergers and Acquisitions | ● | ● | ● | ● | | | | | ● | | |
| ESG (including Sustainability, Human Capital, Human Rights, and Diversity) | | ● | ● | | | ● | ● | | | ● | |

# Board Diversity Matrix (as of January 27, 2025)

**TOTAL NUMBER OF DIRECTORS: 12**

| | Female | Male | Non-Binary | Disclose Gender |
|---|---|---|---|---|
| **Part I: Gender Identity** | | | | |
| Directors | 5 | 7 | - | - |
| **Part II: Demographic Background** | | | | |
| African American or Black | - | 1 | - | - |
| Alaskan Native or Native American | - | - | - | - |
| Asian | 1 | - | - | - |
| Hispanic or Latinx | 1 | - | - | - |
| Native Hawaiian or Pacific Islander | - | - | - | - |
| White | 3 | 6 | - | - |
| Two or More Races or Ethnicities | - | - | - | - |
| LGBTQ+ | - | - | - | - |
| Did Not Disclose Demographic Background | - | - | - | - |

Our Board Diversity Matrix as of January 19, 2024 can be found in the proxy statement for our 2024 Annual Meeting, filed with the SEC on January 19, 2024 (2024 Proxy Statement).

# Director Biographies

The following provides information as of the date of this Proxy Statement about each director nominee. The information presented includes information each director nominee has given us about his or her age, all positions he or she holds, his or her principal occupation and business experience, and the names of other publicly-held companies of which he or she currently serves as a director or has served as a director during the past five years. In addition to the information presented below regarding each director nominee's specific experience, qualifications, attributes, and skills that led our Board of Directors to the conclusion that he or she should serve as a director, we also believe that all of our director nominees have a reputation for integrity, honesty, and adherence to high ethical standards. Further, they each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to ADI and our Board of Directors. Finally, we value their significant experience on other public company boards of directors and board committees for providing our Board of Directors a range of views and a variety of best practices to consider.

Information about the number of shares of common stock beneficially owned by each director nominee appears below under the heading *Security Ownership of Directors and Executive Officers*. There are no family relationships among any of the directors and executive officers of ADI.



Legend

Executive Leadership

Industry

Innovation and Emerging Technologies

Corporate Governance, Public Company Board

Financial, Accounting, Auditing

International

Large Scale Operations, Manufacturing

Government Affairs, Public Policy

Strategy

Risk Management, Regulatory, Compliance

Cybersecurity, Information Systems

Mergers and Acquisitions

ESG



## Vincent Roche

Chief Executive Officer and Chair of the Board of Directors

**PROFESSIONAL EXPERIENCE AND BACKGROUND**

Mr. Roche was elected as Chair of our Board of Directors in March 2022. Mr. Roche has served as our President since 2012, and was appointed CEO and elected as a director in May 2013. Mr. Roche began his career with us in 1988 and has served in key positions spanning corporate leadership, worldwide sales, strategic marketing, business development, and product management over his more than 35-year tenure. Mr. Roche was recognized by Forbes in 2019 as one of America's Most Innovative Leaders while also being a recipient of the 2021 SFI St. Patrick's Day Science Medal for his contributions in support of the ecosystems in Ireland.

**KEY QUALIFICATIONS AND EXPERTISE**

Mr. Roche brings to our Board of Directors insights based on his leadership roles and his deep knowledge of our products, markets, customers, culture, and organization.

**OTHER PUBLIC COMPANY BOARDS**

Current: None
Past 5 Years: Acacia Communications, Inc. (until 2021)

**Age:** 64     **Director since:** 2013     **Committee(s):** None



---



## Stephen M. Jennings

Lead Independent Director
Independent

**PROFESSIONAL EXPERIENCE AND BACKGROUND**

Mr. Jennings is a retired senior Strategy Principal of Deloitte LLP (Deloitte), a professional services firm, a role that he served in from 2013 to his retirement in June 2023. During that time, Mr. Jennings also served as a member of the Deloitte U.S. Board of Directors and Deloitte Touche Tohmatsu's global Board of Directors, each from 2019 to 2023. Before that, Mr. Jennings worked at Monitor Group, LLC, a global professional services firm that provided consulting services to corporations and governmental agencies, most recently serving as managing partner until the firm was acquired by Deloitte in 2013. Mr. Jennings is a certified member of the National Association of Corporate Directors (NACD).

**KEY QUALIFICATIONS AND EXPERTISE**

Mr. Jennings brings to our Board of Directors extensive experience in corporate governance, enterprise growth, innovation, mergers and acquisitions, organization transformation, and strategy across a diverse set of industries.

**OTHER PUBLIC COMPANY BOARDS**

Current: None
Past 5 Years: None

**Age:** 63     **Director since:** 2023     **Committee(s):** Nominating and Corporate Governance



## André Andonian

Independent

### PROFESSIONAL EXPERIENCE AND BACKGROUND

Mr. Andonian is Chief Executive Officer of Andonian Advisory Pte. Ltd., a consulting firm that he founded in March 2022. In addition, since September 2023, Mr. Andonian has served as Chair of Asia Pacific and Strategic Advisor at Flagship Pioneering, a biotechnology company. Mr. Andonian has served as Senior Advisor - Senior Partner Emeritus at McKinsey & Company, a global management consulting company, since June 2022. Mr. Andonian was previously a Senior Partner at McKinsey & Company, most recently as managing partner of McKinsey Korea, advising clients across the firm's Semiconductors, Advanced Electronics, Automotive & Assembly, Biotechnology, and Aerospace & Defense Practices, from January 2021 until June 2022. He was previously managing partner of McKinsey Japan from January 2016 to December 2020.

### KEY QUALIFICATIONS AND EXPERTISE

Mr. Andonian brings to our Board of Directors extensive experience in transforming companies into global leaders in the high-tech, advanced industries, aerospace, biotech, and basic materials sectors, and in the assessment and development of talent. Mr. Andonian also has deep global executive leadership experience, previously holding executive leadership roles at McKinsey across Europe, the United States, and Asia over a 30-year career. Further, Mr. Andonian brings significant experience working with senior leaders of companies around the world and across a multitude of industries on a broad range of strategic and operational issues, including driving board effectiveness.

### OTHER PUBLIC COMPANY BOARDS

Current: AEM Holdings Ltd. (SGX:AWK)
Past 5 Years: None

| **Age:** 62 | **Director since:** 2022 | **Committee(s):** Compensation and Talent; Corporate Development |  |

---



## Edward H. Frank, Ph.D.

Independent

### PROFESSIONAL EXPERIENCE AND BACKGROUND

Since September 2022, Dr. Frank has been the Executive Chair of Gradient Technologies, Inc., a security technologies startup, focused on identity and access management, and was co-founder and CEO of Cloud Parity Inc., a voice of the customer startup, from January 2014 through August 2016. From May 2009 to October 2013, Dr. Frank held the position of Vice President, Macintosh Hardware Systems Engineering at Apple Inc., a company that designs, manufactures, and markets electronic devices. Prior to his tenure at Apple, Dr. Frank served as Corporate Vice President, Research and Development, of Broadcom Corp. Dr. Frank was founding CEO of Epigram, Inc., a developer of integrated circuits and software for home networking, which Broadcom acquired in 1999, and was a Distinguished Engineer at Sun Microsystems, Inc. Since 2000, Dr. Frank has been a Trustee of Carnegie Mellon University and served as vice-chair from 2015 through 2021. Dr. Frank has served on the board of directors of Metallica's All Within My Hands Foundation since July 2017, where he also served as Executive Director (pro bono) from July 2017 through December 2021. He is a member of the National Academy of Engineering and a Fellow of the IEEE.

### KEY QUALIFICATIONS AND EXPERTISE

Dr. Frank brings to our Board of Directors substantial experience in the design, manufacture, sale, and marketing of semiconductors for a broad set of markets, including many of the markets we service and brings extensive executive leadership experience. Dr. Frank also brings significant cybersecurity experience to our Board of Directors.

### OTHER PUBLIC COMPANY BOARDS

Current: SiTime Corp.; Rocket Lab USA, Inc.; Blaize Holdings, Inc.
Past 5 Years: Amesite, Inc. (until 2020); Marvell Technology, Inc. (until 2023)

| **Age:** 68 | **Director since:** 2014 | **Committee(s):** Compensation and Talent; Corporate Development |  |



## Laurie H. Glimcher, M.D.

Independent

**PROFESSIONAL EXPERIENCE AND BACKGROUND**

Dr. Glimcher has served as a Professor of Microbiology and Immunology at Harvard Medical School since May 2017, the Richard and Susan Smith Professor of Medicine at Harvard Medical School and Dana-Farber Cancer Institute since October 2016, an Attending Physician, Department of Cancer Immunology and Virology at Dana-Farber Cancer Institute since October 2016, and President Emerita of the Dana-Farber Cancer Institute since October 2024. Dr. Glimcher served as Chief Executive Officer of the Dana-Farber Cancer Institute from September 2016 to October 2024. In addition to a number of senior leadership roles held at both Harvard Medical School and Harvard School of Public Health from 1984 to 2011 and from October 2016 to present, she also served as the Stephen and Suzanne Weiss Dean and Professor of Medicine of Weill Cornell Medicine and Provost for Medical Affairs of Cornell University from January 2012 to August 2016. She is a member of the board of trustees at the Dana-Farber Cancer Institute and a member of the U.S. National Academy of Sciences, the National Academy of Medicine, the American Academy of Arts and Sciences, and the American Philosophical Society.

**KEY QUALIFICATIONS AND EXPERTISE**

Dr. Glimcher brings to our Board of Directors scientific and public health expertise, as well as diversity of technical skills and experience managing large, complex organizations, and as a physician, scientist, and professor.

**OTHER PUBLIC COMPANY BOARDS**

Current: None
Past 5 Years: Waters Corporation (until 2020); GlaxoSmithKline plc (until 2022)

**Age:** 73    **Director since:** 2020    **Committee(s):** Compensation and Talent



## Karen M. Golz

Independent

**PROFESSIONAL EXPERIENCE AND BACKGROUND**

Ms. Golz is a retired Partner of Ernst & Young LLP (EY), a public accounting firm, where she was Global Vice Chair, Japan from 2016 to 2017 and previously Global Vice Chair, Professional Practice from 2010 to 2016. Ms. Golz also served on EY's Global Risk Management Executive Committee, which was charged with risk management across EY's global network, from 2008 to 2016. Ms. Golz currently serves as Senior Advisor to The Boston Consulting Group's Audit and Risk Committee, a role she has held since August 2017, and as a Principal for K.M. Golz Associates, LLC, a consulting services company, since August 2017. Ms. Golz also sits on the board of trustees of the University of Illinois Foundation. Ms. Golz is a NACD Board Leadership Fellow and also earned the NACD CERT Certificate in Cybersecurity Oversight from Carnegie Mellon University.

**KEY QUALIFICATIONS AND EXPERTISE**

Ms. Golz brings to our Board of Directors accounting and audit expertise, deep enterprise risk management experience, and extensive experience helping large organizations successfully navigate the complexities of international trade and regulation.

**OTHER PUBLIC COMPANY BOARDS**

Current: Aspen Technology, Inc.; iRobot Corporation
Past 5 Years: None

**Age:** 70    **Director since:** 2018    **Committee(s):** Audit



## Peter B. Henry, Ph.D.

Independent

**PROFESSIONAL EXPERIENCE AND BACKGROUND**

Dr. Henry has served as the Class of 1984 Senior Fellow at Stanford University's Hoover Institution and Senior Fellow at Stanford's Freeman Spogli Institute for International Studies since September 2022. Previously, Dr. Henry served at New York University's Leonard N. Stern School of Business as William R. Berkley Professor of Economics and Finance from January 2018 through August 2022 and as Dean from January 2010 through December 2017. Before that, Dr. Henry was the Konosuke Matsushita Professor of International Economics at the Stanford University Graduate School of Business. Dr. Henry currently serves as Chair of the Board of the National Bureau of Economic Research and is a member of the Council on Foreign Relations. He previously served on the Boards of Directors of General Electric Company, Kraft Foods Inc., and Kraft Foods Group, Inc. as well as the Economic Club of New York. In addition, Dr. Henry leads the Ph.D. Excellence Initiative (PhDEI), a post-baccalaureate program designed to address underrepresentation in economics by mentoring exceptional students from underrepresented backgrounds interested in pursuing doctoral studies in the field. For his founding and leadership of the PhDEI, Dr. Henry received the 2022 Impactful Mentoring Award from the American Economic Association.

**KEY QUALIFICATIONS AND EXPERTISE**

Dr. Henry brings to our Board of Directors extensive foreign affairs, global economics, and international finance experience.

**OTHER PUBLIC COMPANY BOARDS**

Current: Citigroup, Inc.; Nike, Inc.
Past 5 Years: None

**Age:** 55 **Director since:** 2023 **Committee(s):** Audit; Corporate Development



## Mercedes Johnson

Independent

**PROFESSIONAL EXPERIENCE AND BACKGROUND**

Ms. Johnson served as interim Chief Financial Officer of Intersil Corporation, a semiconductor company, from April 2013 to September 2013, as Vice President and Chief Financial Officer at Tri Alpha Energy, Inc. (now TAE Technologies, Inc.), a fusion power company, from 2010 to 2011, and as Senior Vice President and Chief Financial Officer of Avago Technologies Limited (now Broadcom Inc.), a semiconductor manufacturing company from December 2005 to August 2008. Prior to joining Avago, Ms. Johnson was Senior Vice President, Finance, of Lam Research Corporation, a supplier of wafer fabrication equipment and related services to the semiconductor industry, from June 2004 to January 2005 and Chief Financial Officer of Lam from May 1997 to May 2004.

**KEY QUALIFICATIONS AND EXPERTISE**

Ms. Johnson brings to our Board of Directors extensive executive experience in finance, accounting, corporate development, corporate governance, management, and operations. Ms. Johnson provides our Board of Directors with valuable industry experience as a former senior financial executive at semiconductor and semiconductor equipment companies as well as numerous directorships at public global technology companies.

**OTHER PUBLIC COMPANY BOARDS**

Current: Teradyne, Inc.; Synopsys, Inc.
Past 5 Years: Juniper Networks, Inc. (until 2019); Micron Technology, Inc. (until 2019); Maxim Integrated Products, Inc. (until 2021); Millicom International Cellular SA (until 2023)

**Age:** 70 **Director since:** 2021 **Committee(s):** Audit



## Ray Stata

**PROFESSIONAL EXPERIENCE AND BACKGROUND**

Mr. Stata is our co-founder and served as an executive officer from our inception in 1965 until April 2012, including as our CEO from 1973 to November 1996 and as our President from 1971 to November 1991. Mr. Stata also served as the Chair of our Board of Directors from 1973 until March 2022.

**KEY QUALIFICATIONS AND EXPERTISE**

Mr. Stata brings to our Board of Directors nearly 60 years of experience and leadership in the semiconductor industry, including as our founder, our former Chair of the Board of Directors for 48 years, and our former President for 20 years.

**OTHER PUBLIC COMPANY BOARDS**

Current: None
Past 5 Years: None

**Age:** 90    **Director since:** 1965    **Committee(s):** None



## Andrea F. Wainer

Independent

**PROFESSIONAL EXPERIENCE AND BACKGROUND**

Ms. Wainer has served as Executive Vice President, Rapid and Molecular Diagnostics at Abbott Laboratories (Abbott), a medical devices and health care company, since 2019. During her nearly 22 years at Abbott, Ms. Wainer has served in roles of increasing responsibility including as President, Abbott Molecular Diagnostics, from 2015 to 2019, President, Abbott Animal Health, from 2011 to 2014, and Divisional Vice President/General Manager, Abbott Renal Care, from 2009 to 2011. Ms. Wainer serves as a member of the Board of Trustees of the Goodman Theatre.

**KEY QUALIFICATIONS AND EXPERTISE**

Ms. Wainer brings to our Board of Directors deep expertise leading innovative businesses in the diagnostics and pharmaceutical industries, including significant experience with complex commercial and manufacturing operations and continuous improvement.

**OTHER PUBLIC COMPANY BOARDS**

Current: None
Past 5 Years: None

**Age:** 56    **Director since:** 2025    **Committee(s):** Nominating and Corporate Governance



## Susie Wee, Ph.D.

Independent

**PROFESSIONAL EXPERIENCE AND BACKGROUND**

In January 2024, Dr. Wee co-founded DevAI, an early-stage, VC-backed startup focused on helping businesses and developers build AI solutions. Dr. Wee serves as DevAI's Chief Executive Officer. Previously. Dr. Wee served as a Vice President at Google, a multinational technology company, from April 2022 to March 2023. From November 2019 to August 2021, Dr. Wee served as Senior Vice President and General Manager of DevNet and CX Ecosystem Success at Cisco Systems Inc., a technology company. Dr. Wee founded and led DevNet, Cisco's developer program, beginning in October 2013. Dr. Wee began working at Cisco in April 2011, and held leadership roles including Senior Vice President & Chief Technology Officer of DevNet from October 2018 to November 2019, Vice President & Chief Technology Officer of DevNet from October 2013 to October 2018, Vice President & Chief Technology Officer of Networked Experiences from October 2012 to October 2013, and Vice President & Chief Technology and Experience Officer of Cisco's Collaboration Technology Group from April 2011 to October 2012. Previously, Dr. Wee had a 15-year career at Hewlett Packard Enterprise Company, a technology company, where she held a number of technical and leadership roles, including Vice President and General Manager of the HP Experience Software Business and Lab Director at HP Labs. Dr. Wee is an IEEE fellow and serves on the visiting committee of the MIT Electrical Engineering and Computer Science department.

**KEY QUALIFICATIONS AND EXPERTISE**

Dr. Wee brings to our Board of Directors extensive experience in information technology, emerging technologies, application development, AI, and an established track record of driving software innovation at global technology companies.

**OTHER PUBLIC COMPANY BOARDS**

Current: None
Past 5 Years: None

| **Age:** 55 | **Director since:** 2019 | **Committee(s):** Nominating and Corporate Governance |  |

# Determination of Independence

Under applicable Nasdaq Rules, a director of ADI will only qualify as an "independent director" if, in the opinion of our Board of Directors, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has established guidelines (within our Corporate Governance Guidelines) to assist it in determining whether a director has a relationship with ADI that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. These guidelines are posted on our website under https://investor.analog.com/governance/governance-documents. For relationships not covered by the guidelines, the determination of whether such a relationship exists is made by the members of our Board of Directors who are independent directors (as defined above). Our Board of Directors has determined that none of our current directors, other than Messrs. Roche and Stata, has a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under Rule 5605(a)(2) of the Nasdaq Rules. Our Board of Directors has determined that Mr. Roche, our CEO and Chair, and Mr. Stata, our co-founder and former Chair, are not "independent" under the Nasdaq Rules because Mr. Roche is a current employee and Mr. Stata is our founder. In making these determinations, our Board of Directors considered our annual laboratory membership and sponsorship of university research projects with MIT, of which Mr. Champy is a board member. Our Board of Directors also considered Ms. Golz's former affiliation with Ernst & Young, Mr. Andonian's former and current affiliation with McKinsey & Company, and Mr. Jennings' former affiliation with Deloitte and determined that even though such firms are service providers to ADI, those relationships would not interfere with the directors' exercise of independent judgment in carrying out their responsibilities, given there is no ongoing involvement between any of Ms. Golz and Messrs. Andonian and Jennings and Ernst & Young, McKinsey & Company, or Deloitte, respectively, other than Mr. Andonian's ongoing advisory role with McKinsey & Company, which is unrelated to ADI.

# Director Candidates

| | |
|---|---|
| **Recommendation** | In considering whether to recommend any candidate for inclusion in the Board of Directors' slate of recommended director nominees, including candidates recommended by shareholders, the Nominating and Corporate Governance Committee will apply the criteria set forth in our Corporate Governance Guidelines. These criteria include the candidate's integrity, business acumen, experience, commitment, and diligence; the presence of any conflicts of interest; and the ability of the candidate to act in the interests of all shareholders. |
| **Diversity** | The Nominating and Corporate Governance Committee seeks nominees with a broad diversity of experience, professions, skills, geographic representation, and backgrounds. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. ADI believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge, and abilities that will allow our Board of Directors to fulfill its responsibilities. While we do not have a policy regarding diversity of our Board members, the Corporate Governance Guidelines and Nominating and Corporate Governance Committee Charter provide that gender, racial, ethnic, sexual orientation, and geographic diversity are important search criteria, in addition to relevant experience, skills, and industry familiarity. Consistent with this philosophy, we are committed to including in each search qualified candidates who reflect such diversity. Effective application of these criteria is reflected in the diverse composition of our Board of Directors. |
| **Evaluation** | The process followed by the Nominating and Corporate Governance Committee to identify and evaluate candidates includes requests to members of our Board of Directors and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the Nominating and Corporate Governance Committee and the Board of Directors. From time to time, the Nominating and Corporate Governance Committee may also seek input from director search firms for identification and evaluation of candidates. Assuming that appropriate biographical and background material is provided for candidates recommended by shareholders on a timely basis, the Nominating and Corporate Governance Committee will evaluate director candidates recommended by shareholders by following the same process, and applying the same criteria, as it follows for director candidates submitted by members of our Board of Directors. Ms. Wainer was referred to us by a director search firm and, upon the recommendation of the Nominating and Corporate Governance Committee, was appointed to our Board of Directors effective January 9, 2025, and is included in the slate of director nominees nominated by the Board of Directors for election as a director at the Annual Meeting. |

## Shareholder Recommendations and Nominations of Director Candidates

Shareholders of record of ADI may recommend director candidates for inclusion by our Board of Directors in the slate of nominees that the Board of Directors recommends to our shareholders for election. As described above, the qualifications of recommended candidates will be reviewed by the Nominating and Corporate Governance Committee. If our Board of Directors determines to nominate a shareholder-recommended candidate and recommends his or her election as a director by the shareholders, the candidate will be included in ADI's proxy card for the shareholders' meeting at which his or her election is recommended.

Shareholders may recommend individuals for the Nominating and Corporate Governance Committee to consider as potential director candidates by submitting their name and background to the Nominating and Corporate Governance Committee, c/o Janene Asgeirsson, Secretary, Analog Devices, Inc., One Analog Way, Wilmington, Massachusetts 01887. Our Nominating and Corporate Governance Committee will consider a recommendation only if appropriate biographical information and background material is provided on a timely basis.

Shareholders also have the right to directly nominate director candidates, without any action or recommendation on the part of the Nominating and Corporate Governance Committee or the Board of Directors, by following the procedures set forth in our second amended and restated bylaws (Bylaws) and described in the sections titled *Shareholder Director Nominations for Inclusion in Proxy Statement* and *Shareholder Proposals and Director Nominations Not Included in Proxy Statement* below.

# Corporate Governance



" Good governance requires transparent communication and alignment between ADI's Board of Directors and ADI's investors. We do not take our shareholders' trust for granted. We regularly reach out to solicit investor feedback on our policies and practices, and consider and act on that feedback. We look forward to continuing to earn your trust in 2025 and beyond. "

**JANENE ASGEIRSSON**
Chief Legal Officer and Secretary

## Board Policies and Practices

We periodically review our corporate governance policies and practices and compare them to those suggested by various authorities in corporate governance and the practices of other public companies. For more information about recent changes we made to our corporate governance policies and practices, please see the *What's New* section on page 5 of this Proxy Statement.

We have long believed that good corporate governance is important to ensure that ADI is managed for the long-term benefit of our shareholders. As a result, we have adopted the following policies and procedures that we believe are in the best interests of ADI and our shareholders:

| Policy/Practice | Summary |
| --- | --- |
| Corporate Governance Guidelines | Our Board of Directors has adopted Corporate Governance Guidelines for ADI that establish a common set of expectations to assist our Board of Directors and its committees in performing their duties. Our Board of Directors reviews these guidelines at least annually and updates them as necessary to reflect changing regulatory requirements and evolving practices. |
| Declassified Board of Directors | Our Bylaws provide that each director will serve for a term ending on the date of the annual meeting following the one at which such director was elected. |
| Majority Voting for Election of Directors | Our Bylaws provide for a majority voting standard in uncontested director elections, so a director nominee is elected to our Board of Directors if the votes "for" that director exceed the votes "against" (with abstentions and broker non-votes not counted as for or against the election). If a director nominee does not receive more for votes than against votes, the director must offer his or her resignation, which our Board of Directors must determine whether to accept, and we will publicly disclose the results of such determination. |
| Director Overboarding | So that each director is able to devote adequate time to their duties to ADI, our Corporate Governance Guidelines provide that our directors shall not serve on the board of directors of more than three other public companies. All of our director nominees are in compliance with this requirement. |
| Executive Sessions | At least twice per year, our Board of Directors holds executive sessions with our independent, non-employee directors, as defined under the Nasdaq Rules. Our Lead Independent Director, Mr. Jennings, presides at these independent director executive sessions. In addition, the committees of our Board of Directors regularly hold executive sessions without management present and with their advisors. |
| No Hedging and No Pledging Policy | We prohibit all hedging transactions or short sales involving ADI securities by our directors and employees, including our executive officers. Since January 2013, we have prohibited our directors and executive officers from holding any ADI securities in a margin account, and from any future pledging of their ADI securities as collateral for a loan. |
| Equity Award Grant Date Policy | We do not time or select the grant dates of any stock options or stock-based awards in coordination with our release of material non-public information, nor do we have any program, plan, or practice to do so. In addition, our Compensation and Talent Committee has adopted specific written policies regarding the grant dates of equity awards made to our directors, executive officers, and employees. See *Director Compensation* and *Executive Compensation—Equity Award Grant Date Policy* below for more information. |

| Policy/Practice | Summary |
|---|---|
| Executive Stock Ownership Guidelines | Under our guidelines, the target stock ownership levels are five times annual base salary for the CEO and three times annual base salary for other executive officers and any Senior Vice President reporting to the CEO (the Leadership Team). The CEO has four years from the date of his appointment as CEO to achieve his targeted level. Members of the Leadership Team other than the CEO have five years from the date he or she becomes part of the Leadership Team to achieve their targeted level. Shares subject to unexercised options, whether or not vested, and unvested performance-based restricted stock units (PRSUs) whose performance have not yet been certified by the Compensation and Talent Committee will not be counted for purposes of satisfying these guidelines. Restricted stock units (RSUs), restricted stock (whether or not vested), and unvested PRSUs whose performance has been certified by the Compensation and Talent Committee are counted for purposes of satisfying these guidelines. All members of the Leadership Team as of November 2, 2024 were in compliance with our stock ownership guidelines. |
| Compensation Recovery Policy | Our compensation recovery policy provides that in the event of an accounting restatement due to the material noncompliance of ADI with any financial reporting requirement under the U.S. federal securities laws, the company will recover from our CEO and other officers (as defined in Rule 16a-1(f) under the Securities and Exchange Act of 1934, as amended (Exchange Act)), the excess of the amount of incentive-based compensation received by such officer during the three completed fiscal years immediately preceding the required restatement date over the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts. |
| Proxy Access Right | Our Bylaws allow shareholders that meet standard eligibility requirements to nominate and include in our proxy statement director candidates for election. |
| Code of Business Conduct and Ethics | We have a Code of Business Conduct and Ethics, which details our commitment to conducting business ethically, in compliance with the law, and in a way that reflects our deeper values. Our Code of Business Conduct and Ethics details our commitment to safeguarding personal data, explains our whistleblower reporting process, and is designed to be consistent with best practices. Our Code of Business Conduct and Ethics provides transparency on our enhanced whistleblower process. Specifically, we affirm our commitment to a consistent and transparent review process, prompt and thorough investigations, assignment of neutral investigators, communication about investigation outcomes, and implementation of appropriate corrective actions. |
| Code of Corporate Social Responsibility | Our Code of Corporate Social Responsibility details ADI's policies for itself and its suppliers in the areas of labor and human rights, health and safety, environment, ethics, management systems, and data privacy. |
| Director Education | We encourage our directors to attend director education programs and provide educational opportunities to our directors through a variety of platforms. We reimburse the costs of attending such programs. We also provide members of our Board of Directors a membership to the NACD. Further, we include educational topics regularly at our scheduled Board of Directors' meetings. During such sessions, an outside party presents on a topic that is relevant to our business and strategic objectives and of interest to our Board of Directors. |

You can access our Bylaws, the current charters for our Audit Committee, Compensation and Talent Committee, Nominating and Corporate Governance Committee, and Corporate Development Committee, our Corporate Governance Guidelines, our Code of Business Conduct and Ethics, and other governance documents and corporate policies at https://investor.analog.com/governance/governance-documents and https://www.analog.com/en/about-adi/legal-and-risk-oversight.html or by writing to:

Investor Relations Department
Analog Devices, Inc.
One Analog Way
Wilmington, Massachusetts 01887
Phone: 781-461-3282
Email: investor.relations@analog.com

# Board and Committee Structure

## Board Leadership Structure

Our Board of Directors is responsible for creating a leadership structure that provides independent oversight of management. The Board of Directors regularly reviews its leadership structure and considers a variety of criteria, including shareholder feedback, feedback received during the Board of Directors evaluation process, our strategic goals, the current operating and governance environment, the skill set of the independent directors, and the dynamics of the Board of Directors at any given point in time when evaluating the optimal leadership structure. The Board of Directors does not believe that there is one leadership structure that is preferred and regularly discusses what the optimal structure is for ADI at that time.

Our Corporate Governance Guidelines provide that the roles of Chair of the Board of Directors and CEO may be filled by the same individual. The Corporate Governance Guidelines further provide that if the Chair is not an independent director, then a Lead Independent Director shall be designated by the Board of Directors. This approach provides the Board of Directors with flexibility to determine whether the two roles should be separate or combined based upon ADI's needs in light of the dynamic environment in which we operate and the Board of Directors' assessment of ADI's leadership needs at that time.

Since March 2022, Mr. Roche has been serving as the CEO and Chair. The Board of Directors believes that this leadership structure, coupled with a strong emphasis on Board of Directors' independence, provides effective independent oversight of management while allowing both the Board of Directors and management to benefit from Mr. Roche's leadership and years of experience driving ADI's strategy. As CEO, Mr. Roche has been instrumental in identifying and driving ADI's strategic priorities. Mr. Roche has deep experience expanding ADI's global scale, pioneering innovations, and transforming the Board of Directors and Leadership Team to position ADI for continued long-term strategic growth. Further, the Board of Directors believes that this combined role facilitates timely and transparent communication with the Board of Directors on key strategic matters, benefits shareholders, and strengthens Mr. Roche's ability to provide leadership as ADI continues to transition in response to customer demand for more complete solutions.

Mr. Jennings has served as our Lead Independent Director since January 2024 and brings deep corporate governance expertise to the role. As Lead Independent Director, Mr. Jennings carries out the important responsibilities listed below.

---

In accordance with best practices to ensure independent leadership, the Lead Independent Director has significant responsibilities, including:

▶ Leading executive sessions of the independent directors or other meetings at which the Chair is not present;

▶ Calling meetings of the independent directors;

▶ Coordinating with the Chair to call Board of Directors' meetings;

▶ In consultation with the Chair and Chief Legal Officer, overseeing the annual Board of Directors' evaluation process;

▶ Serving as a liaison between the Chair and the independent directors, as needed;

▶ Coordinating with the Chair to set and approve the Board of Directors' meeting schedule and agendas to assure sufficient time for discussion of all agenda items;

▶ Determining the appropriate materials to be provided to the Board of Directors;

▶ Serving as the focal point for shareholder communications with the independent directors and requests for consultation addressed to independent members of the Board of Directors;

▶ Retaining outside professionals on behalf of our Board of Directors as our Board of Directors may determine is necessary or appropriate; and

▶ Such other functions as our Board of Directors may direct from time to time.

---

The Board of Directors continues to review its leadership structure on a regular basis to evaluate whether the current structure remains appropriate for ADI.

# Board Committees

Our Board of Directors has standing Audit, Compensation and Talent, Nominating and Corporate Governance, and Corporate Development Committees. Each of the committees is comprised of independent, non-employee directors. Each committee has a charter that has been approved by the Board of Directors and is reviewed annually. In addition, each committee conducts an annual self-evaluation of its own performance and the performance of its members in accordance with its respective committee charter. Mr. Roche is the only current director who is, or has been in the past three years, an employee of ADI. Messrs. Roche and Stata do not serve on any standing committee and do not participate in the portion of any Board or committee meeting during which their compensation is evaluated or in sessions comprised solely of independent directors.

## Audit Committee

**Members**
Karen M. Golz (Chair)
Peter B. Henry
Mercedes Johnson

 


**Meetings in 2024:** 9

### PRINCIPAL RESPONSIBILITIES

The primary purpose of the Audit Committee is to assist our Board of Directors' oversight of:

▶ The integrity of our financial statements, including regulatory requirements to the extent they pertain to financial matters;

▶ The qualifications and independence of our independent registered public accounting firm;

▶ The performance of our internal audit function and independent registered public accounting firm;

▶ The process relating to internal enterprise risk management, control systems, and review of related person transactions;

▶ Our capital allocation and structure, including potential issuance of debt and equity securities, credit agreements, letters of credit, guarantees and other financial instruments, investment policy, dividends, stock splits, and stock repurchases;

▶ Our significant risks or exposures;

▶ Our cybersecurity and information security programs, practices, and risk mitigation efforts;

▶ Legal, compliance, and regulatory matters that could have a significant impact on our financial statements; and

▶ Our financial outlook and plans for financing our working and long-term capital requirements.

Our Board of Directors has determined that each of Mses. Golz and Johnson qualifies as an "audit committee financial expert" under the rules of the SEC, and that each of Mses. Golz and Johnson and Dr. Henry is independent as defined under the Nasdaq Rules and the independence requirements under Rule 10A-3(b)(1) of the Exchange Act. In addition, our Board of Directors has determined that each member of the Audit Committee is able to read and understand financial statements, including ADI's consolidated balance sheet and its consolidated statements of income, comprehensive income, shareholders' equity, and cash flows, and related notes as required under the Nasdaq Rules. Our Board of Directors has certified that it has at least one member of the Audit Committee who has past employment experience in finance or accounting as required by the Nasdaq Rules.

The responsibilities of our Audit Committee and its activities during fiscal year 2024 are described in the Report of the Audit Committee in the *Audit Matters* section of this Proxy Statement.

Our Audit Committee Charter provides that no member of the Audit Committee may serve on the audit committee of more than two other public companies in addition to ADI, unless approved by the Board of Directors. None of Mses. Golz or Johnson or Dr. Henry serve on the audit committees of more than two other public companies in addition to ADI.

The Audit Committee has the authority to engage independent legal, accounting, and other advisors that it deems necessary or appropriate to carry out its responsibilities. These independent advisors may be the regular advisors to ADI. The Audit Committee is empowered to pre-approve all audit services to be provided to ADI and all other services to be provided to ADI by our independent auditor. The Audit Committee has delegated authority to the Chair of the Audit Committee to pre-approve any audit or non-audit services to be provided to ADI by the independent registered public accounting firm for which the cost is less than $100,000. The Audit Committee selected and appointed Ernst & Young LLP, our independent registered public accounting firm, and did not retain any other advisors during fiscal year 2024.

For additional information relating to our Audit Committee and independent auditor, see the *Audit Matters* section of this Proxy Statement.

## Compensation and Talent Committee

**Members**

Edward H. Frank (Chair)

André Andonian

Laurie H. Glimcher

 



**Meetings in 2024:** 6

### PRINCIPAL RESPONSIBILITIES

The primary responsibilities of the Compensation and Talent Committee are to:

▶ Evaluate and set the compensation of our CEO and Leadership Team;

▶ Make recommendations to our Board of Directors regarding the compensation of our directors;

▶ Review, and make recommendations to our Board of Directors with respect to, incentive compensation plans and equity-based plans, and exercise all rights, authority, and functions with respect to such plans;

▶ Oversee our policies, strategies, and programs relating to human capital management, including those with respect to diversity equity, and inclusion, talent recruitment and retention, employee engagement, pay equity practices, workplace health and safety and cultural initiatives;

▶ Oversee management of the risks associated with our compensation practices and policies; and

▶ Oversee the evaluation and succession planning and development programs for senior executives.

Our Board of Directors has determined that each of Drs. Frank and Glimcher, and Mr. Andonian is independent as defined under the Nasdaq Rules and the independence requirements under Rule 10C-1 of the Exchange Act.

In connection with its oversight and administration of ADI's cash and equity incentive plans, the Compensation and Talent Committee authorizes the granting of stock options, RSUs, PRSUs, and other stock incentives (within guidelines established by our Board of Directors and in accordance with our Equity Award Grant Date Policy) to our Leadership Team, including our NEOs. In accordance with the terms of our 2020 Equity Incentive Plan (2020 Plan), the Compensation and Talent Committee has delegated to a standing committee composed of our CEO, Chief Financial Officer, Chief People Officer, and Chief Legal Officer, the power to grant options, RSUs, PRSUs, and other stock awards to employees, subject to specified thresholds, parameters, and applicable law, provided, that the standing committee may not grant awards to any members of the Leadership Team or to members of our Board of Directors. The standing committee also has the ability to accelerate outstanding awards under the 2020 Plan, our Amended and Restated 1996 Stock Incentive Plan (1996 Plan), which we assumed in the acquisition of Maxim Integrated Products, Inc. (Maxim), our Amended and Restated 2006 Stock Incentive Plan (2006 Plan), and our Amended and Restated 2010 Equity Incentive Plan, which we assumed when we acquired Linear Technology Corporation (Linear Technology) (2010 Plan), granted to those employees, subject to specified thresholds, parameters, and applicable law. Additionally, the Compensation and Talent Committee administers our employee stock purchase plan and oversees our compensation recovery policy, as well as any compensation recovery or "clawback" policy ADI may adopt in the future.

The Compensation and Talent Committee has the authority to engage independent compensation consultants, legal counsel, and other advisors that it deems necessary or appropriate to carry out its responsibilities, taking into account the independence of those advisors. The Compensation and Talent Committee is empowered, without further action by our Board of Directors, to cause ADI to pay the compensation of those advisors as established by the Compensation and Talent Committee.

For additional information relating to our Compensation and Talent Committee and independent compensation consultant, see the *Compensation Discussion and Analysis* section of this Proxy Statement.

## Nominating and Corporate Governance Committee

**Members**

Stephen M. Jennings (Chair)
James A. Champy[1]
Andrea F. Wainer[2]
Susie Wee



**Meetings in 2024:** 5

**PRINCIPAL RESPONSIBILITIES**

The primary responsibilities of the Nominating and Corporate Governance Committee are to:

▶ Identify individuals qualified to become members of our Board of Directors consistent with criteria approved by the Board of Directors;

▶ Recommend to the Board of Directors the persons to be nominated by the Board of Directors for election as directors at any meeting of shareholders and the persons to be appointed by the Board of Directors to fill any vacancies on the Board of Directors;

▶ In connection with Board of Director succession and refreshment practices, review with the Board of Directors, on an annual basis, the requisite skills and criteria for new directors as well as the composition of the Board of Directors as a whole;

▶ Recommend to the Board of Directors the directors to be appointed to each committee of the Board of Directors;

▶ Develop and recommend to the Board of Directors a set of corporate governance principles;

▶ Oversee the evaluation, background, vetting, orientation, and training of the members of the Board of Directors;

▶ Oversee our Code of Business Conduct and Ethics;

▶ Oversee and periodically review our ESG programs, practices, and reporting, including issues of significance related to climate, sustainability, and social and governance activities;

▶ Oversee and periodically review policies and practices in connection with governmental relations, public policy, and related expenditures; and

▶ Oversee risks associated with its areas of responsibility.

Our Board of Directors has determined that each of Messrs. Jennings and Champy, Ms. Wainer, and Dr. Wee is independent as defined under the Nasdaq Rules.

[1] Mr. Champy will continue to serve as a member of the Nominating and Corporate Governance Committee until March 12, 2025.

[2] Ms. Wainer was appointed as a member of the Nominating and Corporate Governance Committee on January 9, 2025.

The Nominating and Corporate Governance Committee has the authority to engage any independent legal and other advisors it deems necessary or appropriate to carry out its responsibilities. These independent advisors may be the regular advisors to ADI. For example, during fiscal year 2024 the Nominating and Corporate Governance Committee engaged a third-party executive search and leadership advisory firm to assist with identifying director nominees and assessing the composition of our Board of Directors. The Nominating and Corporate Governance Committee is empowered, without further action by the Board of Directors, to cause ADI to pay the compensation of any advisors that it engages as established by the Nominating and Corporate Governance Committee. For information relating to nominations of directors by our shareholders, see *Director Candidates* above.

In December 2024, the Nominating and Corporate Governance Committee amended its charter to clarify its commitment to diversity by requiring in each search for new directors qualified candidates who reflect diversity of experience, skills, and industry familiarity, as well as gender, racial, ethnic, sexual orientation, and geographic diversity.

## Corporate Development Committee

**Members**
Edward H. Frank (Chair)
André Andonian
Peter B. Henry





**Meetings in 2024:** 5

**PRINCIPAL RESPONSIBILITIES**

The primary responsibility of the Corporate Development Committee is to assist the Board of Directors in evaluating strategic transactions and investments, including reviewing:

- Significant strategic plans, transactions, and investments, including mergers, acquisitions, and divestitures; and
- The results, performance, and financial impact of material transactions.

All matters approved by the Corporate Development Committee are recommended to and also must be approved by our Board of Directors.

The Corporate Development Committee has the authority to engage any independent legal and other advisors it deems necessary or appropriate to carry out its responsibilities. These independent advisors may be the regular advisors to ADI. The Corporate Development Committee is empowered, without further action by the Board of Directors, to cause ADI to pay the compensation of these advisors as established by the Corporate Development Committee.

# Meetings and Attendance; Executive Sessions

Our Board of Directors met 9 times during the fiscal year ended November 2, 2024 (including by telephone and video conference). Each of the directors attended at least 75% of the aggregate of the total number of meetings of our Board of Directors and the total number of meetings of all committees of the Board of Directors on which he or she served during fiscal year 2024.

Our Corporate Governance Guidelines set forth our policy that directors are expected to attend annual meetings of shareholders. All of our current directors attended our 2024 Annual Meeting.

# Director Education and Orientation Program

We encourage our directors to attend director education programs and provide educational opportunities to our directors through a variety of platforms. In fiscal year 2024, we enhanced our director education program to focus on topics that advance our directors' technical acumen and literacy regarding, for example, key strategic initiatives, mergers and acquisitions, capital strategy, and other committee-specific topics. We reimburse the costs of attending such programs. We also provide members of our Board of Directors a membership to the NACD. Further, we include educational topics regularly at our scheduled Board of Directors' meetings. During such sessions, an outside party presents on a topic that is relevant to our business and strategic objectives and of interest to our Board of Directors.

Also, all new directors participate in our director orientation program. This orientation program is designed to familiarize new directors with ADI and our Board of Directors through a review of background material, meetings with senior management, and facilities tours. This orientation allows new directors to become familiar with our business and strategic plan, products, technologies, and end markets, corporate governance practices, compensation practices, and other key policies and practices.

# Board Evaluations

| **Development of Annual Evaluation Process** | **Written Questionnaires** | **One-on-One Discussions** | **Evaluation of Results** |
|---|---|---|---|
| Each December, our Lead Independent Director, in consultation with our CEO and Chair and our Chief Legal Officer, discuss the Board of Directors' evaluation process for the year, considering evolving best practices. | Each director undertakes an evaluation of the Board of Directors and each of its committees. | Our Lead Independent Director or another member of our Nominating and Corporate Governance Committee, working with our Chief Legal Officer, also has conversations with each member of our Board of Directors designed to assess the effectiveness of our Board of Directors, as well as each director's individual performance and competencies and skills they bring to the Board of Directors. | Following our annual meeting of shareholders each year, our Lead Independent Director provides summaries of the evaluations to the Board of Directors and engages in a robust discussion with Board members on Board of Directors' effectiveness and engagement. |

The Board of Directors recognizes that a robust and constructive evaluation process is an essential component of good corporate governance and board effectiveness. The Board of Directors' evaluation process is designed to facilitate regular, systematic review of the Board of Directors' effectiveness and accountability and to identify opportunities for improving Board operations and procedures.

The Nominating and Corporate Governance Committee is responsible for overseeing an annual evaluation of the Board of Directors to determine whether it and its committees are functioning effectively, in accordance with the process described above. The Lead Independent Director, in consultation with our CEO and Chair and Chief Legal Officer, develop the evaluation process each year. In fiscal year 2024, the Board of Directors also leveraged the assistance of a third-party facilitator in the evaluation process.

The evaluation process in fiscal year 2024 consisted of two portions:

▶ Robust anonymous questionnaire: This questionnaire was facilitated by a third party and covered topics such as the Board of Directors' alignment with ADI's mission and purpose, Board of Directors' composition, culture, and decision making, Board of Directors-management relationship, Board of Directors' engagement and expectations, committee effectiveness, and Board of Directors' succession. The questionnaire was anonymous and provided for both numerical ratings and narrative responses.

▶ One-on-one discussions: Our Lead Independent Director or another member of our Nominating and Corporate Governance Committee held interviews with each director in a one-on-one setting. The discussions covered similar topics as the questionnaire as well as an individual contribution discussion in a conversation format.

The feedback received from each portion was then aggregated into a report. The Lead Independent Director reported the results to the full Board of Directors and led the discussion of the performance of the Board of Directors and its committees and directors.

# Oversight by Our Board

## Strategic Oversight

The Board of Directors reviews our overall performance, and its primary responsibility is to oversee the management of ADI and, in doing so, serve the best interests of ADI and its shareholders. The Board of Directors provides for the succession of the CEO, nominates for election at annual shareholder meetings individuals to serve as directors of ADI, and appoints individuals to fill any vacancies on the Board of Directors. Our Board of Directors reviews corporate objectives and strategies and evaluates and approves significant policies and proposed major commitments of corporate resources. It oversees ADI's risk management programs and participates in decisions that have a potential major economic impact on ADI. Management keeps the directors informed through regular written reports and presentations at Board of Directors' and committee meetings.

## Risk Oversight

The following table summarizes management's and the Board of Directors' role in risk management and oversight. Each committee of our Board of Directors assesses risks associated with their respective areas of oversight as described under *Board Committees* above and in the table below.

**BOARD OF DIRECTORS**

▶ Receives regular reports from members of senior management on areas of material risk to ADI. Specifically, our Chief Risk Officer, who oversees internal enterprise risk management programs and chairs our Enterprise Risk Management Committee, provides regular reports to our full Board of Directors regarding our management of all enterprise and operational risks and our enterprise risk management program, with periodic updates on focus areas, such as cybersecurity.

▶ Receives regular updates from our Audit Committee, Compensation and Talent Committee, Corporate Development Committee, and Nominating and Corporate Governance Committee, which provide our Board of Directors with thorough insight about how ADI manages risk.

**AUDIT COMMITTEE**

▶ Oversees ADI's risk assessment and risk management programs, especially as they apply to ADI's financial statement integrity and reporting and internal controls.

▶ Receives regular reports from our Managing Director of Internal Audit on internal audit matters and from our Chief Risk Officer on risk management matters.

▶ Reviews our cybersecurity and information security programs, practices, and risk mitigation efforts.

▶ Receives quarterly updates from our Chief Information Officer and Chief Information Security Officer on key IT projects, enterprise cybersecurity programs, and data protection risks, and mitigation related to such risks.

▶ Evaluates capital allocation and structure, including potential issuance of debt and equity securities, credit agreements, other financial instruments, investment policy, dividends, stock splits, and stock repurchases.

**COMPENSATION AND TALENT COMMITTEE**

▶ Oversees ADI's executive compensation programs and non-employee director compensation practices.

▶ Oversees ADI's policies, strategies, and programs relating to human capital management.

▶ Oversees the evaluation and succession planning and development programs for senior executives.

**NOMINATING AND CORPORATE GOVERNANCE COMMITTEE**

▶ Leads the Board of Directors with respect to the adequacy of ADI's governance structure and process of succession planning for our Board of Directors.

▶ Oversees ADI's ESG programs, practices, and reporting, including reviewing ADI's sustainability initiatives and goals as well as our progress toward achieving those goals.

▶ Oversees and periodically reviews policies and practices in connection with governmental relations, public policy, and related expenditures.

**CORPORATE DEVELOPMENT COMMITTEE**

▶ Evaluates significant strategic plans, transactions, and investments, including mergers, acquisitions, and divestitures.

**LEADERSHIP TEAM AND MANAGEMENT**

▶ Our Leadership Team and our CEO and Chair have ownership for risk management, and risk governance is managed by our Enterprise Risk Management Committee, a management-led, cross-functional committee, which is chaired by our Chief Risk Officer.

▶ Our Enterprise Risk Management Committee works closely with our Leadership Team, including our CEO and Chair, to identify and mitigate identified risks.

▶ Our Chief Risk Officer, and other members of management, report to the Board of Directors (or the appropriate committee as applicable) regarding risk identification, management, and mitigation strategies.

### Enterprise Risk Management Program

Our Enterprise Risk Management Program defines how we identify, manage, and govern risk throughout our organization to promote the achievement of our financial and operational goals in a compliant manner. It assigns accountability for risk management to every business unit, based on the risks they encounter as part of their day-to-day operations. Our CEO and Chair and Leadership Team have ultimate responsibility for our Enterprise Risk Management Program and output.



BOARD OF DIRECTORS
AUDIT COMMITTEE
COMPENSATION AND TALENT COMMITTEE
NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
CORPORATE DEVELOPMENT COMMITTEE
ENTERPRISE RISK MANAGEMENT COMMITTEE
Chaired by our Chief Risk Officer


Enterprise risk management is a company-wide initiative that involves ADI management, including our Chief Legal Officer, Chief Risk Officer, and our internal audit function, including our Managing Director, Internal Audit, working together to (1) identify, assess, prioritize, and monitor a broad range of risks and (2) formulate and execute plans to monitor and, to the extent possible, mitigate the effect of those risks.

## Cybersecurity Oversight and Risk Management

We regularly perform risk assessments relating to cybersecurity and technology. Our enterprise security program has been developed based on industry standards, including those published by the International Organization for Standardization (ISO) and the National Institute of Standards and Technology.

Highlights of the program include:

- A comprehensive set of enterprise security policies and procedures that guide our protection strategy.
- Protecting against threats through use of the following measures: identifying critical assets and high-risk threats; implementing cybersecurity detection, controls, and remediation practices; implementing a third-party risk management program to evaluate our critical partners' cyber posture; and evaluating our program effectiveness by performing internal and external assessments.

Risks identified by our enterprise security program are analyzed to determine the potential impact on us and the likelihood of occurrence. Such risks are continuously monitored to ensure that the circumstances and severity of such risks have not changed.

We conduct regular workforce training to instruct employees to identify cybersecurity concerns and take the appropriate action. We install and regularly update antivirus software on all company-managed systems and workstations to detect and prevent malicious code from impacting our systems. In addition, we have a product security team focused on integrating risk and security best practices into our product development life cycle. Periodically, we are assessed by an independent information systems expert to determine both the adequacy of, and compliance with, controls and standards.

We also have a management-led cross-functional steering committee chaired by our Chief Information Security Officer (Cybersecurity Steering Committee) that is charged with overseeing security governance, promoting, and supporting cyber security best practices, reviewing and prioritizing cyber risks, monitoring potential cyber incidents, and establishing key mitigation initiatives. Any relevant findings of this committee are shared in quarterly reports to the Audit Committee and annual reports to the Board of Directors.

Three of our director nominees have cybersecurity expertise to assist the Board of Directors in its oversight of ADI's information security program. In addition, the Audit Committee oversees our cybersecurity and information security programs, practices, and risk mitigation efforts. In its oversight role, the Audit Committee receives quarterly updates from our Chief Information Officer and Chief Information Security Officer covering key information technology (IT) projects, enterprise cybersecurity programs, and data protection risks, and mitigation related to such risks. In addition, our Managing Director, Internal Audit reports to the Audit Committee regularly on the performance of our cybersecurity and information security program from an internal audit perspective. Further, our Chief Information Officer and Chief Information Security Officer update the full Board of Directors annually on information security matters and risk, including cybersecurity.

# Oversight of Artificial Intelligence Matters

We are increasingly incorporating AI capabilities into the development of technologies and our business operations and into our products and services. The Board of Directors receives regular updates on our AI strategy and our Audit Committee, through its oversight of our policies and processes with respect to enterprise risk assessment and risk management, oversees the primary risks related to AI. During 2024, we hired a new Chief AI Officer and appointed a Responsible AI Officer. In addition, we published our Responsible AI @ ADI statement that sets forth the guiding principles that we will employ to facilitate the responsible use of AI in our products, during our product development efforts, and in our business operations. We also adopted an overarching AI policy for our employees that includes guidance to drive compliance with ethical AI principles and regulatory requirements, including generative AI tools and responsible AI usage.

# ESG Oversight

Our ESG program is led by our Leadership Team and roles exclusively devoted to ESG matters. Management periodically reports to the full Board of Directors on ESG topics, providing updates on key metrics and progress. These ESG reports also include educational components to keep our Board of Directors abreast of the quickly changing ESG regulatory environment, as well as evolving practices, risk oversight, mitigation strategies, and other relevant ESG topics. Our ESG executive council—composed of in-house subject matter experts, including human resources, procurement, environment, health, and safety, legal, risk, and compliance and ethics—meets regularly and provides program updates. These highlight advancements, regulatory updates, and risks, and provide the foundation for updates to our Leadership Team and Board of Directors.

The Nominating and Corporate Governance Committee oversees ADI's ESG programs, practices, and reporting, including issues of significance relating to climate, sustainability, and social and governance activities. The Nominating and Corporate Governance Committee reviews and discusses with management our sustainability initiatives and goals, and evaluates our progress towards achieving those objectives. The Nominating and Corporate Governance Committee receives quarterly updates on our progress against stated targets, as well as updates on topics such as stakeholder value, risks and opportunities, regulatory preparedness, ESG ratings, and key ESG focus areas.

# Human Capital Management Oversight

Our Compensation and Talent Committee is responsible for oversight for ADI's enterprise-level strategies and programs relating to human capital management and diversity. ADI's approach to human capital management is wide-reaching and encompasses many facets of our business, including those with respect to diversity, equity, and inclusion, talent recruitment and development, retention, employee engagement, pay equity practices, workplace health and safety, and cultural initiatives. Our Chief People Officer provides regular updates to our Compensation and Talent Committee and the Board of Directors regarding human capital initiatives, risks, and mitigation efforts related to identified risks.

# Succession Planning

As reflected in our Corporate Governance Guidelines, one of our Board of Directors' primary responsibilities includes reviewing Leadership Team succession plans. The Compensation and Talent Committee is responsible for evaluating potential successors to the CEO with the Board of Directors' assistance and, based on recommendations from the CEO, other members of the Leadership Team.

Succession planning is discussed regularly in Board of Directors and Compensation and Talent Committee executive sessions. On an annual basis, management prepares an analysis regarding skills, competencies, and readiness of potential succession candidates across Leadership Team positions. This analysis is presented to the Board of Directors, and the Board of Directors then engages in robust discussions regarding the skills, competencies, and readiness levels of succession candidates. The discussion also includes a review of contingency plans in the event the CEO is unable to serve for any reason (including death or disability).

The Compensation and Talent Committee periodically reviews our strategies and programs related to succession planning and talent development, which includes transitional leadership planning in the event of an unplanned vacancy for any Leadership Team role. The Compensation and Talent Committee is also updated regularly throughout the year on key talent indicators for the overall workforce.

# Shareholder Engagement

We conduct extensive investor outreach throughout the year involving our independent directors, senior management, investor relations, legal and human resources departments. This helps management and our Board of Directors understand and focus on the issues that matter most to our shareholders, so ADI can address them effectively.

Since our inception as a public company, we have maintained an active engagement program with our shareholders, meeting with them extensively throughout the year as part of our investor outreach efforts.

## How We Engage

 **Summer**

- ▶ Evaluate proxy season outcomes and trends, corporate governance best practices, and regulatory developments
- ▶ Publish annual ESG report to inform stakeholders, including investors, about recent developments relating to ESG matters

 **Fall**

- ▶ Conduct outreach with top investors to understand their priorities and solicit feedback on governance topics, including ESG and compensation
- ▶ Share investor feedback with our Board of Directors

 **Winter**    **Spring**

- ▶ Publish Annual Report and Proxy Statement
- ▶ Conduct outreach with top investors to discuss items to be considered at the annual meeting, given matters to be considered, if needed
- ▶ Annual Meeting



During fiscal year 2024, as part of our annual outreach program, we reached out to shareholders that collectively represented over 57% of our total shares outstanding and proxy advisory firms with an invitation to have discussions with their corporate governance teams.



Shareholders representing over 36% of our total shares outstanding (up from approximately 33% in fiscal year 2023) and proxy advisory firms accepted our engagement invitation.



Our Lead Independent Director or the Chair of our Compensation and Talent Committee participated in meetings with shareholders representing over 25% of our total shares outstanding and in meetings with proxy advisory firms.

These meetings included members of our legal, ESG, compensation, human relations, and investor relations organizations.

## What We Discussed

Topics covered in these meetings included:

- ▶ Executive compensation, including our short-term variable cash incentive program and design of our equity awards
- ▶ Corporate governance matters, including Board structure and refreshment
- ▶ Other ESG topics, including resiliency, climate, value chain management, human rights, risk management, sustainability programs, diversity, equity, and inclusion, and human capital management

We reviewed the key takeaways from these meetings with our Board of Directors, with the goal of continuing to evolve our executive compensation and corporate governance practices to best meet the needs of ADI and our shareholders. While some of the feedback received has led to enhancements to our practices and disclosure, we also received positive feedback regarding certain practices that reconfirmed that our programs continue to be effective from our shareholders' perspective. Examples of feedback that we received from shareholders during fiscal year 2024 include:

| What We Heard | | What We Did |
|---|---|---|
| Topic | Feedback | Action |
| **EXECUTIVE COMPENSATION** | | |
| *Design of Program Generally* | ▶ Shareholders were generally supportive of the overall design and framework of our executive compensation programs and recommended that we continue to tie compensation to challenging performance goals. | ▶ Did not make significant changes to overall design and framework of our executive compensation programs, however we addressed certain elements of our executive short-term variable cash incentive program and the design of our long-term equity incentives as described below. |
| *Executive Short-Term Variable Cash Incentive Program* | ▶ While shareholders were generally supportive of our rigorous goals, some noted that the maximum payout factor under our executive short-term variable cash incentive program is higher than market practice. | ▶ For fiscal year 2025, we decreased the maximum payout factor under our executive short-term variable cash incentive program from 3.0x to 2.5x. |
| | ▶ Certain shareholders noted that they prefer payouts under the executive short-term variable cash incentive plan be measured and paid on an annual basis, as opposed to measured quarterly and paid semi-annually. | ▶ For fiscal year 2025, we moved to an annual measurement period and payout under the executive short-term variable cash incentive program. |
| | ▶ Some shareholders inquired about our process for determining performance targets under our executive short-term variable cash incentive program. | ▶ Maintained challenging performance targets that directly reflect our strategic priorities and we believe are strongly correlated with shareholder value creation. |
| *Design of Long-Term Equity Incentives* | ▶ Some shareholders expressed concerns over setting one-, two-, and three-year cumulative targets for our three-year Financial Metric PRSUs rather than a single three-year target. | ▶ Moved to a three-year cumulative target, effective for awards of our Financial Metric PRSUs granted during fiscal year 2024, strengthening our commitment to long-term performance. |

| What We Heard | | What We Did |
|---|---|---|
| **Topic** | **Feedback** | **Action** |
| **CORPORATE GOVERNANCE** | | |
| *Combined CEO and Chair Role* | ▶ Shareholders asked about our combined Chair and CEO role, but also expressed appreciation that our Board of Directors enhanced the responsibilities of the Lead Independent Director under our Corporate Governance Guidelines. | ▶ Our Board of Directors believes the combined CEO and Chair role continues to currently be the appropriate leadership structure given our strategic objectives. Our Lead Independent Director serves as a strong and effective independent partner to our CEO and Chair, working closely with our CEO and Chair to set and approve the Board of Directors' meeting schedule and agenda, leads executive sessions of the independent directors, and serves as the focal point for shareholder communications with the independent directors, among other responsibilities. |
| *Board Refreshment and Tenure* | ▶ Shareholders were interested in our Board of Directors' refreshment practices and skills. | ▶ Our Board of Directors continues its focus on refreshment practices to align with our strategic visions and objectives, adding Ms. Wainer as a director in January 2025. |
| *Simple Majority Vote* | ▶ At the 2024 Annual Meeting, shareholders supported a proposal for the Board of Directors to take each step necessary to replace each voting requirement in our charter and bylaws that calls for a greater than simple majority vote with a requirement for a majority of the votes cast for or against an applicable proposal consistent with applicable laws. | ▶ The Board of Directors approved an amendment to our charter to replace supermajority vote requirements for amending, altering, or repealing our charter and approving a merger or similar transaction with simple majority standards, and recommends that shareholders vote FOR the proposal to approve such amendments at the Annual Meeting. |
| *Special Meeting Threshold* | ▶ Shareholders asked about the threshold for shareholders to call a special meeting. | ▶ Reduced the ownership threshold for shareholders to call a special meeting under our Bylaws to 25% of our outstanding shares, which the Board of Directors believes strikes an appropriate balance between enhancing our shareholders' ability to act on important and urgent matters and protecting against misuse by a small number of shareholders whose interests may not be shared by the majority of shareholders. |
| **ESG MATTERS** | | |
| *ESG Report and Targets* | ▶ Shareholders commended our ESG transparency and comprehensive disclosure, including more inclusive metrics reporting, and programmatic details. | ▶ Continued transparent disclosure in our 2023 ESG Report issued in August 2024, adding new metrics and sharing new steps for our ESG journey, including double materiality assessment and issuing a climate transition plan. |

We intend to continue our shareholder outreach efforts on an ongoing basis and look forward to continuing to engage with our valued shareholders.

# Communications from Shareholders and Other Interested Parties

The Board of Directors will give appropriate attention to written communications on issues that are submitted by shareholders and other interested parties, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by committee charters, the Chair of the Nominating and Corporate Governance Committee will, with the assistance of ADI's internal legal counsel, (1) be primarily responsible for monitoring communications from shareholders and other interested parties and (2) provide copies or summaries of such communications to the other directors as he or she considers appropriate.

Communications will be forwarded to all directors if they relate to substantive matters and include suggestions or comments that the Chair of the Nominating and Corporate Governance Committee considers to be important for the directors to review. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to personal grievances, commercial solicitations, and matters as to which ADI tends to receive repetitive or duplicative communications.

Shareholders and other interested parties who wish to send communications on any topic to our Board of Directors (including the Lead Independent Director or the independent directors as a group) should address such communications to Stephen M. Jennings, Lead Independent Director, c/o Secretary, Analog Devices, Inc., One Analog Way, Wilmington, Massachusetts 01887.

# Other Governance Matters

## Governance Documents

Visit our website at https://investor.analog.com/governance/governance-documents to view our corporate governance documents and policies, including:

- ▶ Corporate Governance Guidelines
- ▶ Committee Charters
- ▶ Code of Business Conduct and Ethics
- ▶ Political Contributions and Expenditures

# Certain Relationships and Related Transactions

## Transactions with Related Persons

There were no related-person transactions that would require disclosure under Item 404 of Regulation S-K under the Exchange Act since the beginning of fiscal year 2024 through the date of this Proxy Statement.

## Policies and Procedures for Related Person Transactions

Our Board of Directors has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which ADI or any of its subsidiaries is a participant, the amount involved exceeds or is expected to exceed $120,000, and one of our executive officers, directors, director nominees, 5% shareholders, or any of their immediate family members, each of whom we refer to as a related person, has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement, or relationship, which we refer to as a related person transaction, the related person must report the proposed related person transaction to our Chief Legal Officer. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Audit Committee. Whenever practicable, the reporting, review, and approval will occur prior to entry into the transaction. If our Chief Legal Officer determines that advance review and approval is not practicable, or if we become aware of the existence of a related person transaction that has not been previously approved under the policy, the Audit Committee will review the related person transaction at the next meeting of the Audit Committee and will consider all options with respect to the related person transaction, including ratification, amendment, or termination. The policy also permits the Chair of the Audit Committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the Audit Committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person's interest in the transaction. As appropriate for the circumstances, the Audit Committee will review and consider:

▶ The related person's interest in the related person transaction;

▶ The approximate dollar value of the amount involved in the related person transaction;

▶ The approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;

▶ Whether the transaction was undertaken in the ordinary course of our business;

▶ Whether the terms of the transaction are no less favorable to us than the terms that could have been reached with an unrelated third party;

▶ The purpose of, and the potential benefits to us of, the transaction;

▶ The impact on a non-employee director's independence, if applicable; and

▶ Any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Audit Committee may approve or ratify the related person transaction only if the Audit Committee determines that, under all of the circumstances, the transaction is in ADI's best interests. The Audit Committee may, in its sole discretion, impose any conditions on ADI or the related person in connection with the approval of the related person transaction.

In addition to the transactions that are excluded by the instructions to the SEC's related person transaction disclosure rule, our Board of Directors has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

▶ Interests arising solely from the related person's position as an executive officer of another entity (whether or not the person is also a director of that entity), that is a participant in a transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in the entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, and (c) the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction; or

▶ The transactions that are specifically contemplated by provisions of ADI's charter or bylaws.

# Director Compensation

Our non-employee director compensation program is designed to attract and retain experienced and knowledgeable directors and to provide equity-based compensation to align the interests of our directors with those of our shareholders. Each non-employee director receives an annual cash retainer and an annual equity award in the form of RSUs. To reflect their additional responsibilities, the Chairs and members of all committees receive an additional cash retainer. The Lead Independent Director also receives an additional cash retainer. Mr. Roche, as an employee director, does not receive any additional compensation for his services as director or as Chair of the Board of Directors.

Our Board of Directors has delegated to the Compensation and Talent Committee the responsibility to review and recommend to the Board of Directors any proposed changes to non-employee director compensation. Annually, the Compensation and Talent Committee reviews with its independent compensation consultant, Pearl Meyer and Partners (Pearl Meyer), non-employee director compensation information for our peer group to check the alignment of our non-employee director compensation package with market practice and current trends. The Compensation and Talent Committee then makes recommendations to the full Board of Directors with respect to compensation of our non-employee directors, and the full Board of Directors reviews these recommendations and makes a final determination. In fiscal year 2024, the Board of Directors determined to increase the annual retainers for (i) each member of the Board of Directors from $90,000 to $100,000, (ii) the Lead Independent Director from $40,000 to $55,000, (iii) the Chairs of the Compensation and Talent Committee and Nominating and Corporate Governance Committee from $20,000 to $30,000, (iv) the Chair of the Corporate Development Committee from $15,000 to $30,000, (v) the members of the Compensation and Talent Committee, Nominating and Corporate Governance Committee, and Corporate Development Committee from $10,000 to $15,000, and we also increased the value of the annual equity award to non-employee directors from an equivalent of $225,000 to an equivalent of $235,000. In fiscal year 2024, we granted 100% of the value of the annual equity award to each of our non-employee directors in the form of time-based RSUs. These RSUs vest in full on the earlier of the first anniversary of the date of grant or the date of ADI's next annual meeting of shareholders to align with the service period. On March 13, 2024, we granted each non-employee director then in-office 1,205 RSUs.

In addition to the compensation described above, we reimburse our directors for travel and other ordinary business expenses incurred in connection with their service on the Board of Directors.

# Annual Director Compensation

**Board Retainers:**

| Compensation Element | Annual Cash Compensation |
|---|---|
| Board Chair Retainer | $250,000 [1] |
| Board Member Retainer | $100,000 |
| Lead Independent Director Retainer | $ 55,000 [2] |

**Committee Retainers:** [3]

| Committee | Annual Cash Compensation | |
|---|---|---|
| | Chair | Member |
| Audit Committee | $30,000 | $ 15,000 |
| Compensation and Talent Committee | $30,000 | $ 15,000 |
| Nominating and Corporate Governance Committee | $30,000 | $ 15,000 |
| Corporate Development Committee | $30,000 | $ 15,000 |

**Equity Compensation:**

| Annual Equity Grant | $ Value of Annual Equity Grant |
|---|---|
| Restricted Stock Unit Grant | $ 235,000 |

[1]  Mr. Roche, as an employee director, does not receive any additional compensation for his service as a director or as Chair of the Board of Directors.

[2]  The annual retainer for the Lead Independent Director is in addition to the annual board member retainer.

[3]  Committee retainers are cash compensation paid in addition to Board retainer cash compensation.

# Fiscal Year 2024 Director Compensation

The following table details the total compensation earned by our non-employee directors in fiscal year 2024.

| Name[1] | Fees Earned or Paid in Cash ($)[2] | Stock Awards ($)[3][4] | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|
| Stephen M. Jennings | 168,108 | 235,011 | 7,200 [5] | 410,319 |
| André Andonian | 124,990 | 235,011 | — | 360,001 |
| James A. Champy | 121,454 | 235,011 | — | 356,465 |
| Anantha P. Chandrakasan[6] | 42,640 | — | — | 42,640 |
| Edward H. Frank | 151,250 | 235,011 | — | 386,261 |
| Laurie H. Glimcher | 111,250 | 235,011 | — | 346,261 |
| Karen M. Golz | 127,500 | 235,011 | — | 362,511 |
| Peter B. Henry[7] | 113,147 | 293,710 | — | 406,857 |
| Mercedes Johnson | 112,500 | 235,011 | — | 347,511 |
| Kenton J. Sicchitano[6] | 37,288 | — | — | 37,288 |
| Ray Stata | 92,113 | 235,011 | 16,666 [8] | 343,790 |
| Susie Wee | 111,240 | 235,011 | — | 346,251 |

[1] Ms. Wainer was appointed to the Board of Directors on January 9, 2025 and did not receive any compensation during fiscal year 2024.

[2] All cash retainers are paid in quarterly installments on the 15th day of December, March, June, and September of each fiscal year and are pro-rated for a partial quarter of service, as applicable. Each director can elect to defer receipt of his or her fees under our Deferred Compensation Plan (DCP). For more information relating to our DCP, see *Executive Compensation—Compensation Tables—Non-Qualified Deferred Compensation Plan.* Dr. Glimcher elected to defer receipt of her fees under the DCP in calendar year 2024, and each of Drs. Frank and Glimcher elected to defer receipt of their fees under the DCP in calendar year 2023.

[3] These amounts represent the aggregate grant date fair value of awards for grants of RSUs to each listed director in fiscal year 2024. The grant date fair value of RSUs represents the value of our common stock on the date of grant, reduced by the present value of dividends expected to be paid on our common stock prior to vesting. For a more detailed description of the assumptions used for purposes of determining grant date fair value, see Note 3 to the Consolidated Financial Statements, included in our Annual Report on Form 10-K for the year ended November 2, 2024. These amounts do not represent the actual amounts paid to or realized by the directors during fiscal year 2024.

[4] The aggregate number of stock options and RSUs outstanding held by each non-employee director (representing unexercised stock options and unvested RSUs) at November 2, 2024 is as follows:

| Name | Number of Shares Subject to Option Awards Held as of November 2, 2024 | Number of RSUs that have not Vested as of November 2, 2024 |
|---|---|---|
| Stephen M. Jennings | — | 1,205 |
| André Andonian | — | 1,205 |
| James A. Champy | — | 1,205 |
| Anantha P. Chandrakasan[a] | — | — |
| Edward H. Frank | — | 1,205 |
| Laurie H. Glimcher | — | 1,205 |
| Karen M. Golz | — | 1,205 |
| Peter B. Henry | — | 1,205 |
| Mercedes Johnson | — | 1,205 |
| Kenton J. Sicchitano[a] | — | — |
| Ray Stata | 16,100 | 1,205 |
| Susie Wee | — | 1,205 |

[a] Dr. Chandrakasan and Mr. Sicchitano served on our Board of Directors until March 13, 2024.

[5] Amount paid for cyber and data privacy protection services.

(6) Dr. Chandrakasan and Mr. Sicchitano served on our Board of Directors until March 13, 2024.

(7) Dr. Henry joined our Board of Directors on December 5, 2023 and in accordance with our Equity Award Grant Date Policy, was granted an RSU award pro-rated for his service from December 5, 2023 through our Annual Meeting on March 13, 2024 in addition to the annual RSU grant in March 2024.

(8) The amount represents payment of medical and dental insurance premiums on behalf of Mr. Stata and his spouse.

# Stock Ownership Guidelines for Non-Employee Directors

Under our stock ownership guidelines, the target share ownership level for non-employee directors is at least four times the directors' annual cash retainer. Directors have four years to achieve their targeted level.

| What Counts as Ownership | What Does Not Count as Ownership |
|---|---|
| ▶ Time-based RSUs (whether or not vested) | ▶ Shares subject to unexercised options, whether or not vested |
| ▶ Restricted stock (whether or not vested) | ▶ Any shares that have been pledged as collateral for a loan |

All of our non-employee directors were in compliance with our stock ownership guidelines as of the end of fiscal year 2024. Ms. Wainer was appointed to the Board of Directors on January 9, 2025 and was not subject to our stock ownership guidelines as of the end of fiscal year 2024. Dr. Henry and Ms. Wainer are expected to meet the above thresholds within the first four years of their appointments to the Board of Directors.

# Equity Award Grant Date Policy for Non-Employee Directors

During fiscal year 2024, pursuant to our Equity Award Grant Date Policy:

▶ Each newly elected non-employee director elected other than at an annual meeting of shareholders is granted under the 2020 Plan an RSU award for a number of shares of our common stock approved by the Board of Directors, on the 15th day of the month following the month of the date of initial election as a director, or if Nasdaq is closed on that day, the next succeeding business day that Nasdaq is open.

▶ On an annual basis, each non-employee director elected or re-elected at an annual meeting of shareholders is granted under the 2020 Plan an RSU award for a number of shares of our common stock approved by the Board of Directors, on the date of our annual meeting of shareholders, or if Nasdaq is closed on that day, the next succeeding business day that Nasdaq is open.

For fiscal year 2024, RSUs granted to our non-employee directors under the 2020 Plan vest on the earlier of the date of the Annual Meeting and the first anniversary of the date of grant, subject to acceleration as described below.

The RSU awards vest in full upon the occurrence of a Change in Control Event (as defined in the 2020 Plan) or the director's death. If the director ceases to serve as a director by reason of his or her disability, as determined by the Board of Directors, each outstanding and unvested RSU will vest in full at the time he or she ceases to be a director. In addition, upon the occurrence of a Change in Control Event or in the event of the director's death, disability, or retirement after age 60, each vested option will continue to be exercisable for the remainder of its term.

# Management Team

The following table sets forth (i) the name, age, and position of our CEO and other members of our management team as of January 27, 2025 and (ii) the business experience of each person named in the table during at least the past five years. Each of Messrs. Roche, Cotter, Jain, Nakamura, and Puccio is an "executive officer" as defined by Rule 3b-7 of the Exchange Act. In addition, each of (i) Gregory Bryant, who served in the role of Executive Vice President and President of Business Units until December 1, 2024, (ii) Anelise Sacks, who served in the role of Executive Vice President and Chief Customer Officer until November 2, 2024, and (iii) James Mollica, who served as our Interim Chief Financial Officer from October 29, 2023 until February 5, 2024, was an executive officer during fiscal year 2024. There is no family relationship between any of our executive officers or directors, nor was there any such relationship during fiscal year 2024.



**VINCENT ROCHE, 64,** Chief Executive Officer and Chair of the Board of Directors

Mr. Roche was elected as Chair of our Board of Directors in March 2022. Mr. Roche has served as our President since 2012, and was appointed CEO and elected as a director in May 2013. Mr. Roche began his career with us in 1988 and has served in key positions spanning corporate leadership, worldwide sales, strategic marketing, business development, and product management over his more than 30-year tenure. Mr. Roche was recognized by Forbes in 2019 as one of America's Most Innovative Leaders while also being a recipient of the 2021 SFI St. Patrick's Day Science Medal for his contributions in support of the ecosystems in Ireland.



**JANENE ASGEIRSSON, 54,** Senior Vice President, Chief Legal Officer, and Secretary

Ms. Asgeirsson has served as our Senior Vice President, Chief Legal Officer, and Secretary since August 2021. Ms. Asgeirsson leads our worldwide legal, governance, trade, regulatory affairs, risk, and compliance functions, including mergers and acquisitions, litigation, intellectual property, and corporate matters, as well as internal audit, enterprise risk and the governance aspect of our ESG programs. Ms. Asgeirsson also acts as a strategic advisor to ADI's executive leadership team and Board of Directors. Ms. Asgeirsson has over two decades of combined experience in private practice at American Lawyer-ranked international law firms and in senior and executive level roles at publicly traded technology companies. Prior to joining ADI, Ms. Asgeirsson worked at Acacia Communications, Inc., an optical networking and strategy technology company, from April 2015 to August 2021, as its Vice President, General Counsel and Secretary from April 2015 to January 2019, and then as its Chief Legal Officer, Chief Compliance Officer, and Secretary, from February 2019 to August 2021, leading global teams with diverse responsibilities. During her tenure at Acacia, she accomplished several significant transactions, including Acacia's initial public offering (IPO), the best-performing U.S. IPO of 2016, and Acacia's multi-billion-dollar sale to Cisco Systems. While in private practice, Ms. Asgeirsson provided strategic and legal counsel to several companies across multiple industries, ranging in size from start-ups to multi-billion-dollar, complex global organizations. Ms. Asgeirsson holds a Bachelor's degree in Accountancy, summa cum laude, from the University of San Diego and a Juris Doctor from Northeastern University School of Law.



**MARTIN COTTER, 59,** Senior Vice President, Vertical Business Units and President of Analog Devices EMEA

Mr. Cotter has served as our Senior Vice President, Vertical Business Units (VBU) since December 2024 and also serves as President of Analog Devices EMEA. He oversees key sectors including Industrial & Multi-Markets, Automotive, Aerospace, Defense & Communications, Healthcare, and Consumer. His role focuses on driving business growth and aligning the company's strategic goals with current technology trends and market needs. As President of ADI EMEA, Mr. Cotter also leads regional engagements with customers, government bodies, industry associations, universities, and communities. He is responsible for strategic growth, investment, and the development of precision and power products that enable smart factory and sustainable building technologies. Mr. Cotter joined ADI in 1986 as a design engineer. In his 39 year career, he has led some of ADI's highest-growth business segments, in addition to holding a variety of roles in engineering and product line management. Prior to his current role, Mr. Cotter led ADI's Global Sales and Digital Marketing, building stronger, collaborative partnerships with customers that enabled them to deliver differentiated products globally. He holds a Bachelor of Engineering, Master of Engineering, and a Master of Business Administration degrees from the University of Limerick.



**VENU GOPINATHAN, 61,** ADI Fellow and Vice President, Emerging Business Unit

Dr. Gopinathan has served as our Vice President of the Emerging Business Unit since November 2024. He oversees the development of new business models that leverage combinatorial innovation from ADI's technology portfolio to launch new businesses. Previously, he served as the Managing Director of Medical Products at ADI, where he was responsible for bringing ADI's first FDA-cleared medical device into the market for the management of chronic diseases. Dr. Gopinathan holds the position of ADI Fellow, which recognizes his significant contributions to the company's success. His expertise spans analog circuit design and signal processing and medical devices, evident through his numerous published papers and extensive patent portfolio. He has also made notable contributions as a technical program committee member at ISSCC and as a guest editor for the IEEE Journal of Solid-State Circuits. Dr. Gopinathan began his career at TI Research Labs and later Bell Labs, where he designed analog circuits. He later joined Broadcom Corporation where he focused on signal processing and circuit design for digital equalization of optical channels and high-speed SerDes. Following these roles, Dr. Gopinathan served as director of wireless connectivity at TI Bangalore, director of Kilby Labs, TI-India and in several positions at Angiometrix Corp, including executive vice president, chief technologist, co-founder, and board member. Dr. Gopinathan holds a B.Tech. degree in electronics engineering from IIT Madras, India, and a M.S and Ph.D. in electrical engineering from Columbia University, NY.



**VIVEK JAIN, 65,** Executive Vice President of Global Operations and Technology

Mr. Jain has served as our Executive Vice President of Global Operations & Technology since May 2022, where he is responsible for global manufacturing and supply chain operation, and previously served as our Senior Vice President of Global Operations and Technology from August 2021 to May 2022. Mr. Jain assumed this position following our acquisition of Maxim, where he served in a similar capacity as the Senior Vice President of the Technology and Manufacturing Group from June 2009 to August 2021. After joining Maxim in 2007 as Vice President of Fab Operations, Mr. Jain led the transformation of many aspects of Maxim's manufacturing supply chain to make it more flexible, nimble, and resilient. Mr. Jain's additional experience includes serving as a Plant Manager at Intel's Technology Development and Manufacturing facility, where he oversaw the process technology development and high-volume manufacturing of deep sub-micron logic and Flash memory technologies. Mr. Jain holds a Bachelor of Science degree in Chemical Engineering from the Indian Institute of Technology Delhi, a Master of Science degree in Chemical Engineering from Penn State University, and a Master's degree in Electrical Engineering from Stanford University. He is also a 2014 graduate of the Stanford Graduate School of Business Executive Program.



**ALAN LEE, 57,** Senior Vice President and Chief Technology Officer

Mr. Lee has served as our Chief Technology Officer since April 2023. In this role, Mr. Lee develops and leads our long-term technology strategy for applications across our end markets, working closely with our global business units and manufacturing operations to drive our competitive advantage. Mr. Lee is responsible for identifying, sourcing, and cultivating new business, technology, and research opportunities, as well as developing foundational technology capabilities in support of the current and future needs of our markets and customers. Mr. Lee has over 20 years of experience in the technology industry. Before joining ADI, Mr. Lee served as Corporate Vice President of Research and Advanced Development at Advanced Micro Devices, Inc., a global semiconductor company, where he oversaw the company's worldwide research and advanced technology labs, university engagements, and external research contracting. Mr. Lee also led extreme-scale computing technology at AMD, where he drove the software and hardware engineering efforts to build the world's fastest platforms for machine learning, industrial, and scientific applications.



**KATSU NAKAMURA, 59,** Senior Vice President and Chief Customer Officer

Mr. Nakamura has served as our Senior Vice President and Chief Customer Officer since November 2024 where he is responsible for ADI's customer strategy, enabling frictionless delivery of ADI's cutting-edge solutions to a diverse, global customer base, and delivering and capturing value for ADI's technology. Mr. Nakamura oversees our global sales, marketing, and digital go-to-market, with a focus on delivering a superior end-to-end customer experience and expanding ADI's selling strategies across channels and ecosystems. Mr. Nakamura joined ADI in 1994 as a design engineer, developing ADI's early technologies in CMOS data converters for embedded applications. He subsequently led ADI's technology development for digital imaging before assuming the role of the Product Line Director for ADI's Consumer Product Group in 2011. He later became the leader for ADI's Healthcare and Consumer technology strategy, and in 2019 was appointed to lead ADI's sales and marketing in Japan before his appointment as Chief Customer Officer. Mr. Nakamura is an ADI Fellow, ADI's highest engineering recognition for technological impact. Over his career, Mr. Nakamura has served as a committee member for several IEEE conferences, including the Symposium on VLSI Circuits and International Solid-State Circuits Conference, and is the past Editor of the IEEE Journal of Solid-State Circuits. He is currently on the Executive Committee of the Symposia on VLSI Technology and Circuits. Mr. Nakamura was a co-recipient of SRC Inventor's Recognition Award in 1992 and holds several U.S. patents. He was also one of the finalists of the 2006 EE Times ACE Innovator of the Year Award and has been an IEEE Fellow since 2019. Mr. Nakamura received B.S., M.S., and Ph.D. degrees in Electrical and Computer Engineering from Carnegie Mellon University.



**ROB OSHANA, 64,** Senior Vice President, Software and Digital Platforms Group

Mr. Oshana has served as our Senior Vice President of the Software and Digital Platforms group since November 2024 where he is responsible for leading and developing ADI's embedded systems and application software strategy, as well as executing the digital and software roadmap. Prior to this role, he was the Senior Vice President of our Software and Security Group. Before joining ADI, Mr. Oshana served as the Vice President of Software Engineering Research and Development at NXP Semiconductors where he led software development and enablement for the company's Industrial, IoT, Networking, and Automotive Infotainment businesses. His more than 30 years of experience in software leadership also includes companies such as Texas Instruments, Raytheon, and Freescale. Mr. Oshana holds a Bachelor of Electrical Engineering degree from Worcester Polytechnic Institute, a Master of Electrical Engineering from the University of Texas at Arlington, a Master of Business Administration from the University of Dallas, and a PhD in Computer Science from Southern Methodist University (SMU). He is a Senior Member of IEEE and serves on the Corporate Advisory Boards for SMU and the University of Texas at Austin, where he is also an adjunct professor. Previously, he served on several research boards, including RISC-V International, Linaro, Design Automation Executive Committee and openHW Group.



**RICHARD C. PUCCIO, JR., 57,** Executive Vice President and Chief Financial Officer

Mr. Puccio has served as our Executive Vice President and Chief Financial Officer (CFO) since February 2024 where he is responsible for setting ADI's financial strategy and leading our global finance operation. Before joining ADI, Mr. Puccio served as CFO of Amazon Web Services (AWS), an $88B revenue business, since 2021. There, he partnered with AWS's CEO to deliver revenue growth and profitability by leading and managing all short- and long-term strategic financial objectives, supporting the AWS executive team with key financial information and operational analytics, and driving performance and accountability. As CFO for AWS, Mr. Puccio partnered closely with the business to manage more than 200 fully featured services, including compute, storage, databases, robotics, machine learning and AI, Internet of Things (IoT), mobile, security, among many other technologies. Prior to AWS, Mr. Puccio started his career at PricewaterhouseCoopers (PwC) in 1990. He stepped away from PwC for two years to take on corporate finance roles with Hanover Insurance and Digital Equipment. He returned to PwC and was named Partner in 2000. During his 21 years as a Partner at PwC, Mr. Puccio primarily served clients in the global technology, semiconductor, and semiconductor capital equipment industries, and later led a large team supporting Dell. Mr. Puccio earned his AB in Economics from Harvard University and an MBA from Boston University.



**STEPHANIE SIDELKO, 40,** Vice President, Head of Strategy and Chief of Staff to the Chief Executive Officer

Ms. Sidelko has served as our Vice President, Head of Strategy since November 2022 and Chief of Staff to the Chief Executive Officer since November 2021. She guides ADI's vision and strategy, positioning the company to maximize its potential impact for all stakeholders. In this role, Stephanie is responsible for optimizing and strengthening operational execution, M&A strategy, and ESG objectives across the business. She drives alignment on cross-functional enterprise initiatives which enable ADI's continued competitive advantages, value creation, and acceleration of human breakthroughs. Stephanie has more than 15 years of experience across engineering, corporate finance, and business strategy, and has held multiple leadership roles across the organization since joining ADI in 2019. As Treasurer, she was responsible for treasury and M&A, playing an integral part in the acquisition of Maxim and leading the issuance of the semiconductor industry's inaugural green bond financing to fund ADI's ESG initiatives. Most recently, she was CFO for the Automotive, Communications, and Aerospace Business Units. Additionally, Ms. Sidelko served as President of the Analog Devices Foundation from its founding. Her prior experience includes more than a decade of investment and corporate banking focused on the technology sector at JPMorgan Chase and Deutsche Bank. She holds a Bachelor of Science in mechanical engineering from the Massachusetts Institute of Technology.



**MARIYA TRICKETT, 42,** Senior Vice President and Chief People Officer

Ms. Trickett has served as our Senior Vice President and Chief People Officer since May 2022. Ms. Trickett is responsible for supporting ADI's growth and evolution, driving best practices across all aspects of human resources. In this role, she leads the human resources and talent functions, including employee engagement, talent acquisition, talent management, learning and development, total rewards, succession planning, and organizational development. For nearly 20 years, Ms. Trickett has successfully led business and cultural transformations across a wide range of organizations. She has extensive experience building global high-performance companies focused on innovation, agility, and customer-centricity across technology, software, R&D, manufacturing, and services. From September 2018 to April 2022, Ms. Trickett was Senior Vice President and Chief Human Resources Officer at Aptiv, PLC, an industrial-tech company with over 180,000 employees, spanning 44 countries and 221 sites. Prior to Aptiv, she was Senior Vice President of Human Resources at Dana Incorporated, a drive train and EV supplier with more than 35,000 employees. Ms. Trickett holds a Bachelor of Science degree in history and law from Kirovograd State University in Ukraine and a Master of Science degree in Human Resource Management from Temple University in Philadelphia. She is also a graduate of the Advanced Management Program at the University of Navarra's IESE Business School in Barcelona.

# Executive Compensation

PROPOSAL 2

## Advisory Approval of the Compensation of ADI's Named Executive Officers

We are requesting shareholder approval of the compensation of the executive officers named in our *Summary Compensation Table* below, who we refer to as our NEOs. We are required to provide our shareholders with the opportunity to vote to approve, on an advisory (non-binding) basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with the SEC's rules. At the 2023 annual meeting of shareholders, our shareholders voted in favor of holding future "say-on-pay" votes every year. In accordance with the results of that vote, our Board of Directors determined to submit "say-on-pay" proposals to our shareholders every year until the next vote on the preferred frequency of advisory votes on the compensation of our NEOs, which will occur at the 2029 annual meeting of shareholders.

Our Board of Directors is asking shareholders to approve the following non-binding advisory vote:

**VOTED, that the compensation paid to the company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables, and accompanying narrative disclosures in this Proxy Statement, is hereby approved.**

As required by Section 14A of the Exchange Act, this is an advisory vote, which means that this proposal is not binding on us. Our Compensation and Talent Committee, however, values the opinions expressed by our shareholders and will carefully consider the outcome of the vote when making future compensation decisions for our NEOs. You may vote for, against, or abstain from voting on this matter. At our 2024 Annual Meeting, our compensation program for our NEOs received the support of approximately 72.5% of the total votes cast. Given the varied feedback we heard and in light of our say-on-pay vote receiving the support from holders of a significant majority of our outstanding shares, the Compensation and Talent Committee determined not to make significant changes to the overall design and framework of our executive compensation programs in fiscal year 2024, but made incremental adjustments to certain incentive programs. For additional information about the feedback we received from shareholders and the actions we took in response, please see the *Shareholder Engagement* section beginning on page 31 of this Proxy Statement.

As described in detail in the *Compensation Discussion and Analysis* section of this Proxy Statement, ADI's executive compensation programs are significantly performance-based and designed to attract, retain, and motivate high caliber executives to lead our complex, global organization and to align their interests with those of our shareholders. We seek to provide total compensation to our executive officers, including our NEOs, that is competitive with our peers, and we believe that our executive compensation program is designed to encourage the most talented individuals to grow their careers at ADI.

ADI has a longstanding philosophy and practice of pay for performance. In order to align our pay practices with shareholder interests, we tie a significant percentage of each executive's compensation to ADI's performance, in the form of executive performance incentive plan payments, and equity awards that are subject to performance vesting and rise in value only if our stock price increases. For fiscal year 2024 the variable cash incentive payout factor under our executive performance incentive plan was approximately 27% of target, compared to approximately 182% for fiscal year 2023 and approximately 293% for the fiscal year ended October 29, 2022 (fiscal year 2022).

We believe that our executive compensation programs are working as intended and appropriately align executive pay with company performance and shareholder value creation.

## Our Board of Directors unanimously recommends that you vote FOR approval of the compensation of our named executive officers as disclosed in this Proxy Statement.

# Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) describes our fiscal year 2024 executive compensation philosophies, goals, and program design, including the Compensation and Talent Committee's process for determining compensation, the various components of pay, and how our fiscal year 2024 financial results affected performance-based compensation. As used in this Proxy Statement, NEOs refers to the individuals shown below who served as executive officers during fiscal year 2024. In addition, each of (i) Gregory Bryant, who served in the role of Executive Vice President and President of Business Units until December 1, 2024, (ii) Anelise Sacks, who served in the role of Executive Vice President and Chief Customer Officer until November 2, 2024, and (iii) James Mollica, who served as our Interim Chief Financial Officer from October 29, 2023 until February 5, 2024, was an NEO for fiscal year 2024.

|  |  |  |
|:---:|:---:|:---:|
| **VINCENT ROCHE** | **RICHARD C. PUCCIO, JR.** | **VIVEK JAIN** |
| Chief Executive Officer and Chair of the Board of Directors | Executive Vice President and Chief Financial Officer | Executive Vice President of Global Operations and Technology |

# Executive Summary

## Fiscal Year 2024 Performance and Notable Changes

Fiscal year 2024 was an important year for ADI. We delivered strong revenue performance against a backdrop of challenging conditions, including an uncertain macroeconomic environment. In fiscal year 2024, we delivered annual revenue of $9.4 billion and industry-leading gross and operating margins. Importantly, we made progress positioning ADI for continued long-term success by deepening our customer engagements, continuing to invest in our business to drive innovation, and capitalizing on secular trends to drive addressable markets and diversified growth. We also demonstrated our commitment to deliver strong shareholder returns during fiscal year 2024, returning more than $2.4 billion to our shareholders in the form of dividends and share buybacks. ADI's total shareholder return over its last three fiscal years, ending November 2, 2024, was 37%, outpacing the S&P 500 return of 30% over that same time period.

### Fiscal Year 2024 Performance Highlights*

| | | | | |
|---|---|---|---|---|
| **$9.4B**<br>Revenue | **57.1%**<br>Gross Margin | **21.6%**<br>Operating Margin | **$3.28**<br>Diluted Earnings per Share | **$3.9B**<br>Operating Cash Flow |
| **~87%**<br>Business-to-Business Revenue | **67.9%**<br>Adjusted Gross Margin* | **40.9%**<br>Adjusted Operating Margin* | **$6.38**<br>Adjusted Diluted Earnings per Share* | **$3.1B**<br>Free Cash Flow* |

| | | |
|---|---|---|
| **>$21B**<br>Cash Returned to Shareholders Over the Last 10 Years | **10%**<br>10-Year Dividend CAGR | **>450%**<br>10-Year Total Shareholder Return |

\* See *Appendix B* for additional information regarding non-GAAP financial measures and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures.

## Executive Leadership Transitions

### New Executive Vice President and Chief Financial Officer

In February 2024, Richard C. Puccio, Jr. joined us as Executive Vice President and Chief Financial Officer. In this role, Mr. Puccio sets our financial strategy and leads our global finance operations. Mr. Puccio brings deep experience and expertise from his more than three decades of leading financial advisory and high-growth business operations activities in complex technology sectors. We believe Mr. Puccio's sharp business acumen will help enable ADI to accelerate the effectiveness of our operations in a world of increasing opportunity and complexity.

For detailed information regarding Mr. Puccio's compensation arrangement and factors considered by the Compensation and Talent Committee in designing and determining his compensation, see *Components of Executive Compensation–Determining Fiscal Year 2024 Compensation–CFO Compensation Determination Process.*

### New Senior Vice President, Chief Customer Officer

In November 2024, the Board of Directors appointed Mr. Katsu Nakamura as Senior Vice President, Chief Customer Officer, effective as of November 3, 2024. In this role, Mr. Nakamura oversees our sales, sales enablement, digital marketing, analytics, and customer insight teams. Mr. Nakamura previously served as our Vice President, Head of Japan, and prior to that served in roles of increasing responsibility at ADI for nearly 30 years.

### New Senior Vice President, Vertical Business Units

In November 2024, the Board of Directors appointed Martin Cotter as Senior Vice President, Vertical Business Units, effective as of December 1, 2024. In this role, Mr. Cotter oversees our vertical business units. Mr. Cotter has served in roles of increasing responsibility at ADI for over 35 years.

## Shareholder Engagement on Executive Compensation

At our 2024 Annual Meeting, our say-on-pay vote received 72.5% support, representing a decrease from the prior year. We conducted extensive investor outreach throughout the year to help management and our Board of Directors understand shareholder feedback on our compensation structure and practices and appropriately respond.

Prior to and following our 2024 Annual Meeting, as part of our annual outreach program, we reached out to shareholders collectively representing over 57% of our total shares outstanding and proxy advisory firms with an invitation to have discussions with their corporate governance teams. Shareholders representing over 36% of our total shares outstanding, as well as proxy advisory firms, accepted our engagement invitation. Additionally, our Lead Independent Director or the Chair of our Compensation and Talent Committee participated in meetings with shareholders representing over 25% of our total shares outstanding and in meetings with proxy advisory firms.



| Contacted | Engaged | Director Participated |
| --- | --- | --- |
| >57% | >36% | >25% |

Executive compensation, including our executive short-term variable cash incentive program and design of our equity awards, was a key focus of these meetings.

Shareholders were generally supportive of the overall design and framework of our executive compensation programs and recommended that we continue to tie compensation to challenging performance goals. As a result, the Compensation and Talent Committee determined not to make significant changes to the overall design and framework of our executive compensation programs for fiscal year 2024.

While shareholders were generally supportive of our rigorous goals, some noted that the maximum payout factor under our executive short-term variable cash incentive plan is higher than market practice and some suggested that payouts under our executive short-term variable cash incentive plan be measured and paid on an annual basis, as opposed to measured quarterly and paid semi-annually. Some shareholders inquired about our process for determining performance targets under our executive short-term variable cash incentive program. Additionally, some shareholders expressed concerns over setting one-year, two-year cumulative, and three-year cumulative targets for our Financial Metric PRSUs rather than a single three-year target.

We reviewed the key takeaways from these shareholder meetings with our Board of Directors, with the goal of continuing to evolve our corporate governance practices to best meet the needs of ADI and our shareholders and made the changes described below to our program.

# Notable Compensation Changes in Response to Shareholder Feedback

### Executive Short-Term Variable Cash Incentive Plan

In response to the advisory say-on-pay vote that we received at the 2024 Annual Meeting and feedback that we received from shareholders, in September 2024 the Compensation and Talent Committee approved our Executive Performance Incentive Plan for fiscal year 2025 (FY25 Plan). The FY25 Plan incorporates two changes from the prior plan. First, we decreased the maximum payout factor from 3.0x to 2.5x of target to more closely align with market practices. Second, we moved to an annual measurement period and payout, replacing the prior plan's quarterly measurement periods and semi-annual payouts. We believe these changes are in line with the core philosophies underlying our compensation programs to create alignment between executive and shareholder interests, to drive pay for performance by ensuring incentives are tied to challenging performance metrics, and to provide market competitive compensation to attract and retain top executive talent.

### Design of Financial Metric PRSUs

In response to the advisory say-on-pay vote outcome at the 2024 Annual Meeting and feedback that we received from shareholders, we moved to a cumulative three-year measurement period for the Financial Metric PRSUs granted during fiscal year 2024, which were previously measured over one-year, two-year cumulative, and three-year cumulative time periods. The targets underlying our Financial Metric PRSUs are based on our long-term financial plan, strategic priorities, and objectives. We believe this change further incentivizes our executives to achieve short-term objectives that support our long-term strategy as well as focus on long-term financial growth.

## Fiscal Year 2024 Annual Compensation Review Cycle for Executive Officers

In an effort to control costs amid a period of challenging macroeconomic conditions, we delayed our annual compensation review and adjustment cycle, which typically occurs in the spring, to September. Further, the base salaries of each of our NEOs (excluding Mr. Puccio, who was appointed in February 2024) were reduced by 10% from March 24, 2024 through September 28, 2024. In addition, in connection with our annual review cycle, none of our NEOs (except Mr. Mollica) received increases to their base salaries, individual target variable cash incentive percentages, or target value of long-term equity incentives.

# Compensation Philosophy and Objectives

Our business is based on innovation and helping our customers solve some of the world's most complex problems. As a knowledge-based business, we believe that the skills, expertise, and experience of our employees, including our NEOs, are unique and critical factors in our overall success. The competition for talent in the technology sector is fierce. To drive continued successful operational and financial performance, we must attract, motivate, reward, and retain top executive talent. Accordingly, our executive compensation programs are designed to:

▶ Create alignment between executive and shareholder interests

▶ Pay for performance by ensuring incentives are tied to multiple key business performance metrics

▶ Provide market competitive compensation to attract and retain top executive talent

## Pay for Performance

A significant portion of the total target compensation for our executive officers, including our NEOs, is in the form of variable, performance-based incentive compensation, with only a small portion of the total target compensation provided in the form of "fixed" compensation. We believe this focuses our executives on achieving company objectives, supports a high-performing culture that attracts and retains highly-qualified executive talent, and aligns executives' incentives with the creation of shareholder value. In addition, we believe our focus on variable, performance-based incentive compensation provides our executive officers an opportunity to benefit if we deliver stronger results and conversely, if we deliver weaker results, our executive officers will earn less compensation. The target pay mix for our NEOs for fiscal year 2024 is shown below:

| | | Performance-Based Incentives | | |
|---|---|---|---|---|
| Base Salary | Variable Cash Incentive | Time-Based RSUs | Relative TSR PRSUs | Financial Metric PRSUs |
| | Short-term | | Long-term | |

→ **TARGET COMP VALUE**

### Fiscal Year 2024 Target Compensation for CEO



5% Base Salary

10% Short-Term Variable Cash Incentive

**95%** Variable Incentives

85% Long-Term Equity Incentive

### Fiscal Year 2024 Target Compensation for Other NEOs[1]



9% Base Salary

12% Short-Term Variable Cash Incentive

**91%** Variable Incentives

79% Long-Term Equity Incentive

[1]  Includes Richard C. Puccio, Jr., Vivek Jain, Gregory Bryant, and Anelise Sacks, but excludes James Mollica who served as Interim Chief Financial Officer for a portion of fiscal year 2024. Excludes Mr. Puccio's new hire equity award.

## Summary of Direct Compensation Elements

We provide a mix of compensation elements that support our goals of attracting and retaining top executive talent and incentivizing our key performance objectives in the short- and long-term.

| Pay Element | | Purpose | Time Period | Performance Measures for Fiscal Year 2024 |
|---|---|---|---|---|
| Base Salary | | ▶ Attract and retain executive talent | ▶ Annual | ▶ None |
| Short-Term Variable Cash Incentive | | ▶ Reward our executive officers for achieving short-term company financial objectives aligned with shareholder value creation | ▶ Annual | ▶ 50%: year-over-year revenue growth (measured quarterly)<br>▶ 50%: quarterly OPBT margin<br>▶ Minimum OPBT margin required for payout |
| Long-Term Equity Incentives | **CEO** · **Other NEOs**<br>Relative TSR PRSUs<br>35% · 30% | ▶ Align executive officer and shareholder interest to drive superior relative TSR results | ▶ Cumulative three-year performance period with cliff vesting | ▶ Relative TSR compared to comparator group, targeting above-median performance<br>▶ Payouts capped at target if absolute TSR is negative |
| | Financial Metric PRSUs<br>40% · 35% | ▶ Align executive officer and shareholder interests to drive long-term profitability | ▶ Cumulative three-year performance period with cliff vesting | ▶ Non-GAAP operating profit |
| | RSUs<br>25% · 35% | ▶ Attract and retain key executives | ▶ Four-year graded vesting | ▶ None |

OPBT = Operating Profit Before Taxes          TSR = Total Shareholder Return

# Pay and Governance Best Practices

Our pay and governance practices are designed to align our executive officers' interests with those of our shareholders. For example:

| What We Do | What We Don't Do |
|---|---|
| ▶ Review compensation practices of peers aligned with ADI's business<br>▶ Provide for annual cash incentives that are based solely on our financial performance<br>▶ Design compensation programs to align a significant portion of equity awards to long-term performance achievement<br>▶ Tie incentive awards to challenging performance targets aligned with our corporate strategy<br>▶ Cap payouts for Relative TSR PRSUs at target if absolute TSR is negative and set target objectives at above median relative TSR performance<br>▶ Provide for compensation clawbacks pursuant to a clawback policy for our CEO and other officers<br>▶ Require significant share ownership by executive officers pursuant to stock ownership guidelines<br>▶ Conduct an annual "say-on-pay" vote | ▶ No hedging and pledging of ADI securities<br>▶ No excessive perquisites to our executive officers<br>▶ No gross-ups or compensation paid to officers or directors for any income tax owed for approved travel |

# Process for Determining Compensation

## Roles and Responsibilities

As part of its annual review of our executive compensation programs, including NEO compensation, our Compensation and Talent Committee solicits the input of Mr. Roche and its independent compensation consultant, Pearl Meyer. Pearl Meyer reports directly to our Compensation and Talent Committee. The roles of Pearl Meyer, management, and our Compensation and Talent Committee in setting our fiscal year 2024 executive compensation programs are summarized below.

| | |
|---|---|
| **Role of the Compensation Consultant** | ▶ In June 2023, Pearl Meyer recommended a peer group of companies for the purpose of assessing our executive compensation programs, which was approved by the Compensation and Talent Committee. Pearl Meyer then gathered compensation information of these companies and provided market-based findings on pay levels and practices to the Compensation and Talent Committee. |
| **Role of Management** | ▶ Mr. Roche reviewed the competitive market data for our NEOs, other than himself, as well as their performance in preparing recommendations for the Compensation and Talent Committee's consideration. |
| **Role of the Compensation and Talent Committee** | ▶ The Compensation and Talent Committee considered Pearl Meyer's advice, Mr. Roche's recommendations for those executive officers reporting to him, and management's proposed fiscal year 2024 performance goals prior to making its final decision on all fiscal year 2024 executive compensation. At the Compensation and Talent Committee's direction, Pearl Meyer provided a risk analysis of our executive compensation programs. Finally, the Compensation and Talent Committee also certified performance-based compensation payouts for the applicable periods ended in fiscal year 2024. |

## Market Compensation Data

The Compensation and Talent Committee has sought to select peer group companies that are publicly traded, are headquartered in the United States, compete with us for talent, and are similar to ADI in their product and services offerings, business model, revenue size, and market capitalization.

As a result of rapid consolidation in the semiconductor industry over the last several years, in addition to companies that meet the criteria outlined above, the peer group also includes companies outside of the semiconductor industry. These additional companies are similar in size and have similar gross margins and research and development expenditures as ADI, include peers of peers and peers of other companies in our sector, and often compete with ADI for talent. Based on review and consultation with Pearl Meyer, for fiscal year 2024, the Compensation and Talent Committee determined to make no changes to the peer group from the prior year.

For fiscal year 2024, the peer group companies used by the Compensation and Talent Committee to evaluate executive compensation consisted of the following companies:

| 2024 Peer Group | | |
|---|---|---|
| Advanced Micro Devices, Inc. | KLA Corporation | NVIDIA Corporation |
| Agilent Technologies, Inc. | Lam Research Corporation | NXP Semiconductors N.V. |
| Applied Materials, Inc. | Marvell Technology, Inc. | QUALCOMM Incorporated |
| Boston Scientific Corporation | Microchip Technology Incorporated | Skyworks Solutions, Inc. |
| Broadcom, Inc. | Micron Technology, Inc. | Texas Instruments Incorporated |
| Intel Corporation | | |

Of the 16 selected peers, at the time of the annual peer group review, ADI had a higher estimated fiscal year 2023 revenue than 5 of the peer companies, and a market capitalization higher than 9 of the peer companies. Although ADI was smaller in terms of estimated fiscal year 2023 revenue and market capitalization than some of the peer companies, ADI regularly competes for talent with larger peer companies in terms of revenue and market capitalization. The Compensation and Talent Committee believes it is critical to ADI's performance to hire highly talented, specialized, and experienced employees, and these individuals often join ADI from larger technology companies.

For executive officers in positions for which the fiscal year 2024 peer group companies do not publicly disclose compensation data, the Compensation and Talent Committee reviewed data collected from Radford's Global Technology Survey. This survey depicts executive compensation levels across a wide spectrum of technology sector companies comparable to ADI in annual revenue and market capitalization.

**Positioning of ADI Relative to 2024 Peer Group**



(1) Reflects estimated revenue for fiscal year 2023 at time 2024 peer group was determined.

(2) As of April 30, 2023.

Based on a regular review of our peer group, in June 2024 in connection with discussions regarding the peer group that would be used for purposes of setting fiscal year 2025 compensation, our Compensation and Talent Committee, after consultation with Pearl Meyer, determined to remove Broadcom, Inc., NVIDIA Corporation, and Skyworks Solutions, Inc. from our peer group and to replace them with Cadence Design Systems, Inc., ON Semiconductor Corporation, and Synopsys, Inc., which the Compensation and Talent Committee believes have more comparable businesses to ADI and better represent similar revenue and market capitalization characteristics.

# Components of Executive Compensation

For fiscal year 2024, compensation for our executive officers, including our NEOs, consisted of the following principal elements:

| **BASE SALARY** | + | **SHORT-TERM VARIABLE CASH INCENTIVE** | + | **LONG-TERM EQUITY INCENTIVES** | + | **RETIREMENT AND OTHER EMPLOYEE BENEFITS** |
|---|---|---|---|---|---|---|
| ▶ Attract and retain executive talent<br><br>▶ Provide stable source of income | | ▶ Link pay and short-term company performance<br><br>▶ Reward executives for achieving short-term company financial objectives aligned with value creation | | ▶ Link pay and long-term company performance<br><br>▶ Align the interests of executives with shareholders by rewarding long-term stock price appreciation | | ▶ Retain executive talent by providing financial protection and security |

## Base Salary

We use salaries for similar positions within our peer group companies as an important factor in setting the base salaries of our executive officers at a level designed to attract and retain talent. When setting the fiscal year 2024 base salary for each individual executive officer, the Compensation and Talent Committee also considered other factors, including the scope of the role and the performance and experience of the individual.

# Executive Performance Incentive Plan

In September 2023, the Compensation and Talent Committee approved the terms of our executive performance incentive plan for fiscal year 2024. The plan is designed to be variable, depending on ADI's operating results.

All executive officers, including our NEOs, participated in our fiscal year 2024 executive performance incentive plan.

We calculated and made variable cash incentive payments under the plan as follows:



**BASE SALARY** × **INDIVIDUAL TARGET VARIABLE CASH INCENTIVE PERCENTAGE** × **VARIABLE CASH INCENTIVE PAYOUT FACTOR** = **VARIABLE CASH INCENTIVE PAYOUT**

## Individual Target Variable Cash Incentive Percentage

The Compensation and Talent Committee set target variable cash incentive percentages at 200% of base salary for our CEO and ranging from 125% to 150% for each of our NEOs other than our CEO as of the end of fiscal year 2024, as part of our fiscal year 2024 compensation cycle. The Compensation and Talent Committee selected these target variable cash incentive percentages to ensure that a substantial portion of each executive officer's cash compensation is performance-based and linked directly to our business performance, and to ensure that total compensation is competitive with those in similar positions within our peer group companies. Setting our CEO's target at 200% of base salary also ties the majority of his cash compensation directly to company performance.

## Variable Cash Incentive Payout Factor

The Compensation and Talent Committee reviews and approves our performance targets, and historically these targets have not been re-set during the performance period, regardless of company performance or economic conditions. We believe that this approach fosters accountability for our business results and aligns with our core belief that variable compensation expense, which increases when our performance is good and contracts when it is poor, gives us maximum flexibility to operate our business.

In setting performance targets for our executive performance incentive plan, multiple factors are considered, including our actual past business results, estimates of multi-year performance from our long-term strategic planning, and the performance of market competitors. The Compensation and Talent Committee strives to set challenging growth targets that will remain in place for more than one year, are not adjusted once set, and are aligned with our long-term strategy. We believe that our financial results and corresponding variable cash incentive payouts over the past several quarters clearly indicate that the Compensation and Talent Committee sets rigorous performance targets in our executive short-term variable cash incentive plan that are very difficult to achieve, particularly as we and the industry faced a significant cyclical downturn.

**Historical Payout Factor Under Executive Short-Term Variable Cash Incentive Plan**



3.5x
3.0x
2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
Amended Executive Performance Incentive Plan Post-Maxim Acquisition
1Q19
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3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
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2Q22
3Q22
4Q22
1Q23
2Q23
3Q23
4Q23
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2Q24
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FY25

Based on our evaluation of the factors described above, the Compensation and Talent Committee determined that our fiscal year 2024 OPBT margin and year-over-year revenue growth targets would remain the same as those from fiscal year 2023 and that these quarterly performance targets were challenging and consistent with our long-term strategy, incentivizing continued strong profit margins and long-term growth. These long-term targets are focused on factors that do not quickly become obsolete and thus drive long-term results.

For fiscal year 2024, we based the variable cash incentive payout factor for the applicable quarterly variable cash incentive period on our OPBT margin and year-over-year revenue growth compared to the same quarter in the prior year. While our executive performance incentive plan contains quarterly performance targets, the Compensation and Talent Committee designed this plan to drive long-term performance. The targets are directly linked to our long-term corporate strategy of profitable growth, which drives shareholder value creation. We believe this combination ensures that we encourage a long-term focus on our business objectives, while measuring and rewarding progress against those objectives on a quarterly basis.

The Compensation and Talent Committee implemented the following targets for the executive performance incentive plan for fiscal year 2024, reflecting no changes from the prior year:

| OPBT Margin | | Revenue | |
|---|---|---|---|
| OPBT Margin by Qtr. | Variable Cash Incentive Payout Factor | YTY Growth by Qtr. | Variable Cash Incentive Payout Factor |
| ≤ 40.0% | 0 | ≤ 0% | 0 |
| **42.0%** | **1.0x** | **8.0%** | **1.0x** |
| 45.0% | 2.0x | 15.0% | 2.0x |
| ≥ 50.0% | 3.0x | ≥ 22% | 3.0x |

If OPBT margin ≤40% the entire variable cash incentive will pay at 0% regardless of revenue attainment

(1) OPBT margin is equivalent to our Adjusted Operating Margin as reported in our annual and quarterly earnings releases. The Compensation and Talent Committee may adjust the OPBT margin and year-over-year revenue growth metrics in its sole discretion to exclude special items such as (but not limited to) restructuring-related expense, acquisition-related expense, amortization of intangibles, gain or loss on disposition of businesses, non-recurring royalty payments, and other similar non-cash or non-recurring items. The Compensation and Talent Committee may exclude these items if it believes necessary in order to prevent payments under the plan from being adversely or advantageously affected by special items. For purposes of determining the variable cash incentive payout factor for each quarter of fiscal year 2024, OPBT margin was adjusted to exclude acquisition-related expenses, acquisition-related transaction costs, and special charges, consistent with the non-GAAP adjustments included in our quarterly earnings releases.

While the OPBT margin and year-over-year revenue growth targets are typically set annually, for fiscal year 2024, we measured performance against those targets on a quarterly basis, applying the corresponding variable cash incentive payout factor to base salary for that quarter, and paid the variable cash incentive amounts to our executive officers on a semi-annual basis following the end of the second and fourth fiscal quarters.

We have a floor on the OPBT margin target so that profitability at or below the minimum listed OPBT margin will result in no variable cash incentive payments for that performance period, regardless of revenue growth levels. The variable cash incentive payout factor is determined using linear interpolation between the values specified in the tables above.

For fiscal year 2024, the calculated OPBT margin, year-over-year revenue growth, and variable cash incentive payout factor under our executive performance incentive plan for each quarter were as follows:

| Quarter | OPBT Margin (50% weight) | | Revenue Growth (50% weight) | | Quarterly Variable Cash Incentive Payout Factor (average) |
|---|---|---|---|---|---|
| | OPBT Margin (by quarter) | Variable Cash Incentive Payout Factor (by quarter) | YOY Revenue Growth (by quarter) | Variable Cash Incentive Payout Factor (by quarter) | |
| Q1 | 42.0% | 100% | (22.7)% | 0% | 49% |
| Q2 | 39.0% | 0% | (33.8)% | 0% | 0% |
| Q3 | 41.2% | 58% | (24.8)% | 0% | 29% |
| Q4 | 41.1% | 56% | (10.1)% | 0% | 28% |

In fiscal year 2024, although we delivered OPBT margin performance, revenue growth for each of the quarters in the fiscal year was negative. As a result, the full year variable cash incentive payout factor under our executive performance incentive plan was approximately 27% of target for fiscal year 2024, compared to approximately 182% for fiscal year 2023 and approximately 293% for fiscal year 2022.

## Changes for Fiscal Year 2025

In September 2024, the Compensation and Talent Committee approved our executive performance incentive plan for fiscal year 2025 (FY25 Plan). The FY25 Plan incorporates two changes from the prior plan that we implemented in response to the advisory say-on-pay vote that we received at the 2024 Annual Meeting and feedback that we received from shareholders. First, we decreased the maximum payout factor from 3.0x to 2.5x to more closely align with market practices. Second, we moved to an annual measurement period and payout, replacing the prior plan's quarterly measurement periods and semi-annual payouts. We believe these changes are in line with the core philosophies underlying our compensation programs to create alignment between executive and shareholder interests, to drive pay for performance by ensuring incentives are tied to challenging performance metrics, and to provide market competitive compensation to attract and retain top executive talent.

# Base Salary and Individual Target Variable Cash Incentive Percentages

In an effort to control costs amid a period of challenging macroeconomic conditions, we delayed our annual compensation review and adjustment cycle, which typically occurs in the spring, to September. Further, the base salaries of each of our NEOs (excluding Mr. Puccio, who was appointed in February 2024) were reduced by 10% from March 24, 2024 through September 28, 2024. In September 2024, as part of our annual review cycle, the Compensation and Talent Committee reviewed the base salaries and individual target variable cash incentive percentages for Mr. Roche and our other executive officers, including our NEOs. They considered several factors, including each executive officer's performance, experience, tenure, job responsibilities, and market benchmark information from our peer group. As a result of this review, the Compensation and Talent Committee determined to make no changes to the base salaries or target variable cash incentive percentages for any of our NEOs (other than Mr. Mollica) in fiscal year 2024.

The Compensation and Talent Committee approved base salaries and target variable cash incentive percentages for our NEOs for fiscal year 2024 as specified in the table below:

| Name of Executive[1] | Fiscal Year 2023 Base Salary | Fiscal Year 2024 Base Salary[2] | % Increase | Fiscal Year 2023 Individual Target Variable Cash Incentive as % of Base Salary | Fiscal Year 2024 Individual Target Variable Cash Incentive as % of Base Salary | % Increase |
|---|---|---|---|---|---|---|
| **Vincent Roche** Chief Executive Officer and Chair of the Board of Directors | $1,200,000 | $1,200,000 | 0% | 200% | 200% | 0% |
| **Richard C. Puccio, Jr.**[3] Executive Vice President and Chief Financial Officer | N/A | $ 670,000 | N/A | N/A | 125% | N/A |
| **Gregory Bryant** Former Executive Vice President and President of Business Units | $ 750,000 | $ 750,000 | 0% | 150% | 150% | 0% |
| **Vivek Jain** Executive Vice President of Global Operations and Technology | $ 650,000 | $ 650,000 | 0% | 125% | 125% | 0% |
| **Anelise Sacks** Former Executive Vice President and Chief Customer Officer | $ 625,000 | $ 625,000 | 0% | 125% | 125% | 0% |

[1] In addition, Mr. Mollica served as Interim CFO from October 29, 2023 until February 5, 2024 and was therefore an NEO during fiscal year 2024. As described above, compensation decisions for our NEOs were made in September 2024, at which time Mr. Mollica was no longer serving as Interim CFO.

[2] As described above, fiscal year 2024 base salaries for each of our NEOs other than Mr. Puccio were reduced by 10% from March through September 2024. The amounts in the table do not reflect these temporary salary reductions.

[3] Mr. Puccio joined us as Executive Vice President and Chief Financial Officer, effective February 5, 2024.

# Long-Term Equity Incentives

Our equity compensation program is a broad-based, long-term employee rewards program that is intended to attract, retain, and motivate our employees, executive officers, and directors and to align their interests with those of our shareholders. We believe that our equity program is critical to our efforts to hire and retain the best talent in the extremely competitive semiconductor industry. All equity awards granted to our executive officers, including our NEOs, in fiscal year 2024 were made under the 2020 Plan.

## Equity Mix

The most significant portion of our executive officers', including our NEOs', total compensation is in the form of equity awards, the value of which is directly tied to our financial and stock price performance over the long term. In fiscal year 2024, approximately 79% of the average total target compensation of our NEOs was in the form of equity. This percentage and equity mix results in a strong alignment between executive officers' compensation and the interests of our shareholders.

The Compensation and Talent Committee determined to make no changes to the equity mix for any of our NEOs during fiscal year 2024. As a result, the equity mix in fiscal year 2024 remains 75% PRSUs and 25% time-based RSUs for Mr. Roche, our CEO and Chair, and 65% PRSUs and 35% RSUs for our other NEOs.

In summary, for fiscal year 2024, the form and mix of equity awards delivered as part of our annual equity award program for our executive officers, including our CEO and other NEOs, was as follows:

| Equity Award Type | Percentage of CEO Annual Grant | Percentage of Other NEO Annual Grant | Purpose | Time Period and Vesting | Performance Metrics | Payout |
|---|---|---|---|---|---|---|
| Relative TSR PRSUs | 35% | 30% | Align executive officers' and shareholders' interests to drive superior TSR relative to comparator group | 3-year performance period with cliff vesting | ADI's 3-year TSR compared to a comparator group | 0–200% |
| Financial Metric PRSUs | 40% | 35% | Align executive officers' and shareholders' interests to drive long-term profitability | 3-year performance period with cliff vesting | 3-year cumulative non-GAAP operating profit (in dollars) | 0–200% |
| Time-Based RSUs | 25% | 35% | Attract and retain key executives | 4-year graded vesting | None | 100% value in line with stock price performance |

## Equity Vehicle Structure

### Performance-Based RSUs

For fiscal year 2024, approximately 75% of our annual equity awards to Mr. Roche and approximately 65% of our annual equity awards to our other executive officers, including our other NEOs, were in the form of PRSUs. To ensure that a direct link exists between the value of our long-term incentives and the value that is created for our shareholders, our fiscal year 2024 equity compensation program included two types of PRSUs for our executive officers: Relative TSR PRSUs and Financial Metric PRSUs.

**Relative TSR PRSUs.** The number of PRSUs that executive officers, including our NEOs, may earn is based on our TSR performance relative to the TSR performance of other companies in a comparator index over a three-year period.

The number of Relative PRSUs granted in fiscal year 2024 that vest is determined by ADI's TSR performance relative to the TSR of the companies in the S&P 500 Index expressed as a percentile. The target payout of our Relative TSR PRSUs is achieved when ADI's TSR is at the 55th percentile of the TSRs of the companies in the S&P 500 Index. The actual amount of PRSUs that will be earned can range from 0% to 200% of the target amount, corresponding to the percentile attainment of ADI's TSR as compared to the companies in the S&P 500 Index. No shares will vest if ADI's TSR is less than at the 25th percentile. The number of earned shares is capped at 100% if ADI's 3-year TSR performance is negative.

The following table illustrates the percentage of target PRSUs that may be earned based on ADI's relative TSR performance to the companies in the S&P 500 Index:

| Percentile Attainment | PRSU Payout % |
|---|---|
| < 25th percentile | 0% |
| 25th percentile | 50% |
| 55th percentile | 100% |
| 75th percentile | 200% |

Attainment within performance parameters is subject to interpolation on a linear basis.

**2021-2024 TSR PRSUs Payouts.** The Relative TSR PRSUs granted on March 10, 2021 had a three-year performance period that ended on March 10, 2024. The comparator group designated by the Compensation and Talent Committee for the Relative TSR PRSUs granted in fiscal year 2021 consisted of the companies represented in the Philadelphia Semiconductor Index (SOX Index) as of the grant date that are included in the SOX Index for the entire performance period. The actual amount of PRSUs that could have been earned ranged from 0%-200% of the target amount, with adjustments upward or downward from the target 100% payout by 1.5% for each percentage point ADI's TSR is above or below that of the comparator group median TSR. The target payout for the 2021-2024 Relative TSR PRSUs was achieved if ADI's TSR was equal to the comparator group median TSR, with a threshold of 66.67 percentage points below the comparator group median and a maximum payout of 200% equal or greater to 66.67 percentage points above the comparator group median. The number of earned shares was capped at 100% if ADI's TSR performance was negative.

On a three-year cumulative basis, our TSR performance was 29.47%, compared to the comparator group median TSR of 19.15%. This resulted in a 115.49% payout of these awards.

**Financial Metric PRSUs.** The Compensation and Talent Committee continued to include Financial Metric PRSUs as part of our annual equity program for our executive officers, based on non-GAAP operating profit in dollars, to incentivize long-term profitable growth measured over a three-year period. Non-GAAP operating profit is equivalent to our Adjusted Operating Income as reported in our annual and quarterly earnings releases.

The Compensation and Talent Committee selected this metric because it is a key measure that executives use both internally to drive business decisions and externally when speaking to investors about company results and progress against execution of the company's strategy. In response to the advisory say-on-pay vote that we received at the 2024 Annual Meeting and feedback that we received from shareholders, we moved to a cumulative three-year measurement period for the Financial Metric PRSUs granted during fiscal year 2024, which were previously measured over one-year, two-year cumulative, and three-year cumulative time periods. We believe this change further incentivizes our executives to achieve short-term objectives that support our long-term strategy as well as focus on long-term financial growth. For each award, the Compensation and Talent Committee reviews and approves challenging targets taking into consideration the company's long-term financial plan, strategic priorities, and objectives.

The Compensation and Talent Committee does not intend to re-set these targets during the performance period, regardless of company performance or economic conditions.

The number of PRSUs an executive officer, including each NEO, may earn ranges from 0% to a maximum of 200% of the target amount based on the company's performance against the targets of this metric. For Financial Metric PRSUs granted before fiscal year 2024, the Compensation and Talent Committee determines the level of achievement of each tranche of Financial Metric PRSUs after the completion of each of the one-year, two-year cumulative, and three-year cumulative performance periods. After such determinations, the number of shares of PRSUs earned by an executive officer remains subject to a time-based service requirement and will cliff vest on the third anniversary of the grant date, subject to the executive's employment through such date. For Financial Metric PRSUs granted in fiscal year 2024, the Compensation and Talent Committee will determine the level of achievement after the completion of the three-year cumulative performance period.

For Financial Metric PRSUs granted in fiscal year 2024, the following table illustrates the percentage of target PRSUs that may be earned based on ADI's financial performance against target:

| Performance Achievement as a % of Target | PRSU Payout % |
| --- | ---: |
| < 85% | 0% |
| 100% | 100% |
| 115% | 200% |

In December 2024, the Compensation and Talent Committee determined the level of achievement of the outstanding Financial Metric PRSUs as described below.

**2022–2024 Financial Metric PRSUs:** The targets were set at the beginning of fiscal year 2022, and the awards were granted in April 2022. The Compensation and Talent Committee reviewed the achievement of the third tranche of these awards (three-year cumulative time period), covering the non-GAAP operating profit for fiscal years 2022, 2023, and 2024, and determined that with a non-GAAP operating profit of $15.806 billion, which was above the non-GAAP operating profit target attainment level of $15.368 billion but below the non-GAAP operating profit maximum attainment level of $16.905 billion, 128.5% of the target number of PRSUs subject to the third tranche were earned by the company's executive officers under this incentive compensation vehicle for that period. With all three measurement periods completed, and with the first and second tranches each payable at 200%, the company's executive officers have earned an aggregate of 176.2% of the total target number of PRSUs subject to these incentive awards.

**2023–2025 Financial Metric PRSUs:** The targets were set at the beginning of fiscal year 2023, and the awards were granted in April 2023. The Compensation and Talent Committee reviewed the achievement of the second tranche of these awards (two-year cumulative time period), covering the two-year non-GAAP operating profit for fiscal year 2023 and fiscal year 2024, and determined that with a non-GAAP operating profit of $9.867 billion, which was below the non-GAAP operating profit threshold attainment level of $11.023 billion, 0% of the target number of PRSUs subject to the second tranche was earned by the company's executive officers under this incentive award for that period. There will be no vesting of the second tranche of these awards.

## Time-Based RSUs

In a volatile stock market, time-based RSUs continue to provide incentive and retentive value, which the Compensation and Talent Committee believes to be useful in retaining talented executives and employees in uncertain economic times. In this way, we use time-based RSUs as a retention tool and to enable our executive officers to accumulate stock ownership in the company. As part of our annual compensation program, time-based RSUs were granted to our NEOs in September 2024, and such awards will vest in equal increments on the first, second, third, and fourth anniversaries of August 15, 2024.

### Stock Options

Prior to fiscal year 2022, we used stock options as a way to reward long-term value creation. Stock options granted to our NEOs in prior years that remain outstanding vest in accordance with the vesting dates as described in footnote 1 to the *Outstanding Equity Awards at Fiscal Year-End 2024* table and are subject to a 10-year term.

In December 2020, the Compensation and Talent Committee approved the grant of a special performance stock option award (CEO Performance Stock Option Award) to Mr. Roche. The terms of the CEO Performance Stock Option Award provide that if certain challenging target stock price thresholds are met during the five-year period after the date of grant, the option becomes exercisable with respect to an aggregate of 460,000 shares of our common stock in three tranches, with each tranche exercisable one year after the applicable target stock price threshold is met. The target stock price thresholds were attained as of April 12, 2023, May 30, 2024, and July 23, 2024, and as a result, the option (i) became exercisable with respect to a 151,800 shares of common stock on April 12, 2024, (ii) will be exercisable with respect to 151,800 shares of common stock on May 30, 2025, and (iii) will be exercisable with respect to 156,400 shares of common stock on July 23, 2025, in each case subject to Mr. Roche's continued services through such dates.

### Gregory Bryant New Hire Equity Award

As part of his new-hire equity award, in March 2022, the Compensation and Talent Committee granted Mr. Bryant a PRSU award that was eligible to vest subject to the attainment of certain target stock price thresholds indicated in the table below, during a four-year performance period after the date of grant. The target stock price thresholds were attained as of May 30, 2024 and July 23, 2024, and as a result, Mr. Bryant vested in and received the number of shares indicated in the table below.

| Target Stock Price Threshold | Number of Shares Vested |
|---|---|
| $200 per share | 120,069 |
| $220 per share | 120,069 |

## Equity Awards Granted in Fiscal Year 2024

In fiscal year 2024, the Compensation and Talent Committee granted equity awards to our NEOs as detailed in the table below (other than Mr. Mollica, who was no longer serving as Interim CFO when 2024 compensation decisions for our NEOs were made in September 2024) as part of our annual compensation program. The values below are the target grant values approved by the Compensation and Talent Committee, which are then converted into a number of RSUs or a number of target PRSUs using an approved formula based on stock price. For the accounting grant date fair value of such awards, see the *Summary Compensation Table*.

| Name | Time-based RSUs | Relative TSR PRSUs | Financial Metric PRSUs | Target Grant Value |
|---|---|---|---|---|
| Vincent Roche | 23,808 | 26,762 | 38,408 | $20,000,000 |
| Richard C. Puccio, Jr. | 9,166 | 6,309 | 9,242 | $ 5,500,000 |
| Gregory Bryant | 13,333 | 9,176 | 13,443 | $ 8,000,000 |
| Vivek Jain | 8,750 | 6,022 | 8,822 | $ 5,250,000 |
| Anelise Sacks | 8,333 | 5,735 | 8,402 | $ 5,000,000 |

In addition, in March 2024, Mr. Puccio was awarded 53,121 time-based RSUs with a 3-year ratable vesting schedule as a new-hire equity award.

# Determining Fiscal Year 2024 Target Compensation

Our executive compensation programs are designed to attract and retain top executive talent, align the interests of our executive officers, including our NEOs, and shareholders, and drive long-term shareholder value. The level of compensation for our executive officers is determined through the following steps:

**1**
**First, we ensure our executive compensation is competitive** and attracts and retains top executive talent by understanding how the total target compensation (consisting of base salary, variable cash incentive compensation, and annual long-term incentive compensation) of each of our executive officers compares to the target total compensation of those in similar positions within our peer group.

**2**
**We then consider a variety of factors,** including the scope of the role, tenure in the position, and the performance and experience of the individual when deciding how to position each executive officer's total target compensation to the total target compensation of those in similar positions within our peer group.

**3**
**We structure our compensation package to align our executive officers' interests with those of our shareholders** by tying a significant portion of their total compensation directly to ADI's short- and long-term performance. For executive officers, this is measured by OPBT, OPBT margin, year-over-year revenue growth, absolute stock price appreciation, and relative TSR, which all drive shareholder value creation.

## Fiscal Year 2024 CEO and Chair Compensation Decisions

On an annual basis, the Compensation and Talent Committee takes a holistic approach to determining a compensation package for our CEO and Chair, completing a robust evaluation of ADI's recent and long-term performance, the strategic direction of ADI, and peer compensation benchmarking and practices.

Based on a review of the above factors and discussions with its independent compensation consultant, the Compensation and Talent Committee determined to make no changes to Mr. Roche's target total compensation package in fiscal year 2024. The Compensation and Talent Committee considers Mr. Roche's fiscal year 2024 compensation package to be aligned with the interests of our shareholders and appropriate given his importance in driving ADI's future success.

The Compensation and Talent Committee approved the following cash compensation package, in consideration of the factors listed above:

| Cash Compensation | Fiscal Year 2024 Target Value |
| --- | --- |
| Base Salary | $1,200,000 |
| Variable Cash Incentive Target Percentage | 200% |

Mr. Roche's total equity package remained weighted towards performance-based equity, with 75% of the total equity awarded to him in fiscal year 2024 in the form of PRSUs, and 25% in the form of RSUs to align with the interests of our shareholders.

The Compensation and Talent Committee approved the following equity compensation package, in consideration of the factors listed above:

| Equity Compensation | 2024 Target Value | Vesting |
| --- | --- | --- |
| Time-Based RSUs | $5,000,000 (25% weighting of long-term incentives) | Annual installments over a 4-year period (25% per year) |
| Financial Metric PRSUs | $8,000,000 (40% weighting of long-term incentives) | Three-year cliff vesting based on financial metrics |
| Relative TSR PRSUs | $7,000,000 (35% weighting of long-term incentives) | Three-year cliff vesting based on relative TSR metrics |

# CFO Compensation Determination Process

In February 2024, Richard C. Puccio, Jr. joined us as Executive Vice President and Chief Financial Officer. In this role. Mr. Puccio sets our financial strategy and leads our global finance operations. Mr. Puccio brings deep experience and expertise from his more than three decades of leading financial advisory and high-growth business operations activities in complex technology sectors.

## New Hire Compensation Package

The Compensation and Talent Committee sought to provide a new hire compensation package that would attract Mr. Puccio, retain him for the long term, and align with ADI's strategy to drive long-term shareholder value creation.

The Compensation and Talent Committee carefully reviewed and considered, along with its independent compensation consultant, a new hire package consisting of base salary, short-term variable cash incentive, fiscal year 2024 equity grant, and new hire cash and equity awards. As part of its determination, the Compensation and Talent Committee considered market compensation information for similarly situated executives at comparable companies, Mr. Puccio's responsibilities and anticipated contributions to ADI, his experience and expertise, and compensation at his prior employer, including equity compensation Mr. Puccio would forfeit by departing his prior employer (Forfeited Equity) and joining ADI.

Based on the above factors, the Compensation and Talent Committee approved a base salary of $670,000 and an annual variable cash incentive target of 125% of his base salary. In addition, in connection with his new hire package, the Compensation and Talent Committee agreed to grant Mr. Puccio a fiscal year 2024 equity grant with an aggregate target value of $5.5 million, which would consist of both PRSUs (65% of award) that vest based on the attainment of challenging performance goals related to TSR and financial performance and time-based RSUs (35% of award), consistent with equity awards granted to our other executive officers in fiscal year 2024.

The Compensation and Talent Committee designed Mr. Puccio's new hire equity award as a key element of his compensation arrangement. Consistent with its customary practice in determining new hire equity awards for key executives, the Compensation and Talent Committee strived to achieve three key objectives when considering the quantum and structure of Mr. Puccio's new hire equity award: (i) provide Mr. Puccio with an appropriate equity award considering the Forfeited Equity, to the extent such awards furthered ADI's and its shareholders best interests, (ii) provide Mr. Puccio an immediate stake in our long-term growth as a shareholder of ADI, and (iii) incentivize Mr. Puccio to join ADI. At the time Mr. Puccio was discussing potential employment with ADI, the Compensation and Talent Committee considered the Forfeited Equity, and based on its value and market compensation information, the Compensation and Talent Committee evaluated the value and structure necessary to induce Mr. Puccio to join ADI. As a result, the Compensation and Talent Committee determined that a quantum of $10 million in time-based RSUs with a 3-year ratable vesting schedule was appropriate and necessary to induce Mr. Puccio to join ADI. The Compensation and Talent Committee also reviewed market data validating that Mr. Puccio's new hire equity award is in line with similarly positioned executives who were hired by our peers over the past several years.

In addition, the Compensation and Talent Committee determined to provide Mr. Puccio a new hire cash award of $500,000 to induce him to join ADI and to reflect the conditions of the Forfeited Equity. Because the Forfeited Equity awards were subject to quarterly vesting, the new hire cash was designed to offset a portion of the Forfeited Equity that would otherwise have vested in the next quarter at his prior employer. The new hire cash award is subject to repayment if Mr. Puccio leaves without cause within two years of his hire.

The following tables summarize the key elements of the compensation package granted to Mr. Puccio during fiscal year 2024 that are described above:

*Annual Compensation*

| Type | Target Value | Vesting | Rationale |
|---|---|---|---|
| Base salary | $670,000 | N/A | Consistent with market compensation information, Mr. Puccio's responsibilities and potential contributions to ADI, and his experience and expertise. |
| Short-term variable cash | 125% of base salary | N/A | Consistent with market compensation information and other executives at ADI with similar responsibilities and oversight. |
| Time-based RSU | $1.925 million | Annual installments over a four-year period | Consistent with market compensation information and our annual equity compensation program. Aligns executive officer compensation and the interests of our shareholders. |
| Performance-based RSU | $3.575 million | Three-year cliff vesting based on attainment of challenging performance goals related to TSR and financial performance | Consistent with market compensation information and our annual equity compensation program. Aligns executive officer compensation and the interests of our shareholders. |

*New Hire Awards*

| Type | Target Value | Vesting | Rationale |
|---|---|---|---|
| Time-based RSU | $10 million | Annual installments over a three-year period | Consistent with market compensation information. Reflects an appropriate amount to attract and subsequently retain Mr. Puccio, taking into account the estimated value of Forfeited Equity, provide Mr. Puccio an immediate shareholder interest in our long-term growth, and align his interests with those of ADI and its shareholders. |
| Cash | $500,000 | N/A | Induce Mr. Puccio to join ADI and offset a portion of the Forfeited Equity. Consistent with market compensation information and other executives at ADI with similar responsibilities and oversight. |

#### Relocation, Temporary Living, and Vehicle Expenses

In addition to the above, consistent with our standard relocation assistance policy for executive level positions, during fiscal year 2024 we provided Mr. Puccio reimbursement with respect to relocation, temporary living, and vehicle expenses to support his move from the state of Washington to Massachusetts and reimbursement for related tax payments, totaling $543,077 in the aggregate.

### Compensation Determination for Other NEOs

In determining fiscal year 2024 compensation for our other NEOs, including base salary levels, annual incentive plan payout targets, and fiscal year 2024 equity grants, the Compensation and Talent Committee considered the executive's individual responsibilities and other factors including their performance, experience, tenure, and market data and benchmark information from our peer group companies. During fiscal year 2024, the Compensation and Talent Committee determined to make no changes to the total target compensation of any of our other NEOs (other than Mr. Mollica, who was no longer serving as Interim CFO when 2024 compensation decisions for our NEOs were made in September 2024).

## Other Compensation

### Retirement and Other Employee Benefits

We maintain broad-based benefits for all employees, including medical, dental, and vision insurance, life and disability insurance, retirement plans, and our Amended and Restated 2022 Employee Stock Purchase Plan (ESPP). Executive officers, including our NEOs, are eligible to participate in all of our employee benefit plans on the same basis as our other employees. The retirement and other employee benefit components of our executive compensation programs are designed to attract excellent candidates by providing financial protection and security, and reward our executives for the total commitment we expect from them in service to ADI.

We maintain a Deferred Compensation Plan (DCP), under which our executive officers and directors, along with a select group of senior management and engineering employees, are eligible to defer receipt of some or all of their cash compensation. This plan offers many of the same investment options as our 401(k) plan. Under our DCP, we provide all participants (other than non-employee directors) with company contributions equal to up to 8% of eligible deferred contributions.

In the United States during fiscal year 2024, we contributed to our 401(k) plan on behalf of all eligible employees, including our NEOs, amounts equal to 5% of the employee's eligible compensation, plus matching contributions up to an additional 3%, subject to Internal Revenue Service (IRS) limits. For those employees who also participated in the DCP described above, any compensation that was deferred under that plan was not considered eligible compensation for purposes of our company contributions under the 401(k) plan. We also provided employees who are eligible to participate in the 401(k) plan but whose compensation is greater than the amount that may be taken into account in any plan year as a result of IRS limits with a taxable cash payment equal to 8% of the employee's 401(k)-eligible compensation in excess of the IRS limit (TIP Restoration).

Under our Post-Retirement Equity Vesting Policy (PREV), eligible stock-based awards, including RSUs (including those that vest based on the achievement of performance goals), restricted stock awards, and stock options may continue to vest, subject to the terms of the policy, after an employee's retirement. Equity awards issued to executive officers, including our NEOs, are eligible for post-employment vesting under the policy. The PREV does not apply to equity awards granted outside ADI's focal grant cycle, such as off-cycle new-hire, retention, or promotion awards. The PREV is administered by a committee consisting of our Chief Financial Officer, Chief Legal Officer, and Chief People Officer and any retirement under the PREV must be approved by at least two members of the committee, or in the case of any retirement of a member of our executive Leadership Team, must be approved by the Compensation and Talent Committee. Approval to receive retirement vesting benefits under the PREV is entirely discretionary and the PREV does not confer any right to continue vesting in equity awards following retirement to any employee.

## Limited Perquisites

We do not award extensive perquisites to our executive officers. In fiscal year 2024, we provided cybersecurity protection services, a voluntary health services benefit, and reimbursement for financial and tax planning services of up to $15,000 for our CEO and Chair and up to $10,000 for our other executive officers, including our NEOs. In addition, during fiscal year 2024 we provided Mr. Puccio with reimbursement for relocation, temporary living, and vehicle expenses and related taxes to support his move from the state of Washington to Massachusetts. These items are detailed in the *Summary Compensation Table*.

On occasion, and with the approval of our CEO and Chair, an executive or director may have his or her family members accompany him or her on the company's leased airplane when traveling on business. The executive or director may incur taxable income for such travel in accordance with applicable tax rules. We do not gross-up or otherwise compensate the executive or director for any income tax owed by them for any such travel. In accordance with our policies, our CEO and Chair may use our leased aircraft for personal travel and will incur taxable income for such travel in accordance with applicable tax rules.

## Severance, Retention and Change in Control Benefits

### Change in Control Benefits

We have entered into change in control retention agreements (ADI Retention Agreement) with Messrs. Roche, Puccio, Bryant, Jain, and Mollica and Ms. Sacks and certain other key employees.

The form of the ADI Retention Agreement provides for severance benefits if the employee's service with us is terminated within 24 months after a change in control (as defined in the ADI Retention Agreement) that was approved by our Board of Directors. We designed the ADI Retention Agreement to help ensure that our executive team is able to evaluate objectively whether a potential change in control transaction is in the best interests of ADI and our shareholders, despite possible risks to their future employment. We believe that retaining the services of our key executives during a change in control scenario is critical. The ADI Retention Agreement helps ensure the continued services of our executive officers throughout the change in control transaction by giving them incentives to remain with us rather than seeking alternative employment or being recruited to a competitor during a highly uncertain time. The Compensation and Talent Committee reviewed prevalent market practices in determining the severance amounts and the events that trigger payments under the agreements. The Compensation and Talent Committee determined that the amounts and triggering events were appropriate and designed to encourage decision-making that is in the best interests of ADI. In fiscal year 2024, the Compensation and Talent Committee asked Pearl Meyer, its independent compensation consultant, to review our severance, retention, and change in control arrangements. Pearl Meyer advised, and the Compensation and Talent Committee determined, that those arrangements were competitive with existing market practice in the semiconductor industry and that it was appropriate to maintain the program for fiscal year 2024. Change in control retention agreements entered into between ADI and eligible employees since 2009 do not contain excess parachute payment tax gross-up provisions.

Under our 2020 Plan and our 2006 Plan, in the event of a change in control, all of our employees who continue to remain employed on the closing of the change in control, including our NEOs, would have the vesting of one-half of the shares of common stock subject to their then outstanding unvested equity awards accelerate and become immediately exercisable and free from forfeiture. The remaining one-half of their unvested equity awards would continue to vest in accordance with the original vesting schedules, and any remaining unvested equity awards would vest if, on or prior to the first anniversary of the change in control, his or her employment is terminated without "cause" or for "good reason" (as defined in the plan).

We have provided more detailed information about these benefits, along with estimates of their value under various circumstances, under the caption *Potential Payments Upon Change in Control* below.

### Severance Benefits

When the employment of an executive officer terminates in a situation that does not involve a change in control, the executive officer is entitled to receive the same benefits as any other terminated employee in that geographical location.

### Compensation and Talent Committee Consultants

The Compensation and Talent Committee has the authority, in its sole discretion, to retain or obtain the advice of any independent legal, accounting, or other advisors it deems necessary or appropriate to carry out its responsibilities. The Compensation and Talent Committee is empowered, without further action by the Board of Directors, to cause ADI to pay the compensation of these advisors as established by the Compensation and Talent Committee. The Compensation and Talent Committee continued to use Pearl Meyer as its independent compensation consultant for fiscal year 2024 because of Pearl Meyer's experience working with our Compensation and Talent Committee and with compensation committees at other technology companies.

As part of its annual process, the Compensation and Talent Committee considered the independence factors that are identified in the Nasdaq Rules when selecting and retaining its advisors. Specifically, with respect to Pearl Meyer, when our Compensation and Talent Committee appointed Pearl Meyer for fiscal year 2024, it analyzed whether Pearl Meyer's role raised any conflicts of interest by considering the following factors: (i) Pearl Meyer does not provide any services directly to ADI (although we pay Pearl Meyer on the Compensation and Talent Committee's behalf), (ii) the percentage of Pearl Meyer's total revenue resulting from fees paid by us on the Compensation and Talent Committee's behalf, (iii) Pearl Meyer's conflict of interest policies and procedures, (iv) any business or personal relationship between Pearl Meyer and an executive officer, or between Pearl Meyer's individual compensation advisors and an executive officer or any member of our Compensation and Talent Committee, and (v) any ADI stock owned

by Pearl Meyer or its individual compensation advisors. After considering these factors, the Compensation and Talent Committee determined that Pearl Meyer's work did not create any conflicts of interest.

Pearl Meyer reports directly to the Compensation and Talent Committee and assists the Compensation and Talent Committee in evaluating and designing our executive and director compensation program and policies. In connection with its work for the Compensation and Talent Committee, Pearl Meyer is invited to attend the Compensation and Talent Committee's meetings and, upon request of the Compensation and Talent Committee, attends executive sessions of the Compensation and Talent Committee. For fiscal year 2024, Pearl Meyer assisted the Compensation and Talent Committee with matters, including:

▶ Defining a peer group of companies;

▶ Reviewing and validating the appropriateness of executive performance incentive plan goals;

▶ Providing market data and advice regarding executive and director compensation plan design, design of the executive performance incentive plan, and equity incentive mix and design;

▶ Conducting a detailed analysis of the competitiveness and appropriateness of ADI's total executive compensation opportunity and total director compensation opportunity in comparison to our defined peer group;

▶ Conducting a risk assessment of our executive compensation programs; and

▶ Advising on regulatory changes and their potential impact on our executive compensation programs along with any other aspects of our compensation programs.

# Risks We Consider in Our Compensation Programs

In fiscal year 2024, our Compensation and Talent Committee reviewed our incentive compensation programs, discussed the concept of risk as it relates to our compensation programs, considered various mitigating factors, and reviewed these items with its independent compensation consultant, Pearl Meyer. In addition, our Compensation and Talent Committee asked Pearl Meyer to conduct an independent risk assessment of our executive compensation programs. Based on these reviews and discussions, the Compensation and Talent Committee does not believe that any risks arising from our employee compensation policies and practices are reasonably likely to have a material adverse effect on ADI. Our Compensation and Talent Committee believes that any such risks are mitigated by the following factors, among others:

| Pay Mix / Structure  | We structure our pay to consist of both fixed and variable compensation with short- and long-term horizons. We believe that the variable elements of compensation, which represented 95% and 91% of the total target compensation for our CEO and other NEOs, respectively, excluding new-hire equity awards, for fiscal year 2024, are a sufficient percentage of overall compensation to motivate executives to produce superior short- and long-term corporate results and to achieve company goals, while the fixed element is also sufficiently high that the executives are not encouraged to take unnecessary or excessive risks in doing so. |
|---|---|
| Metrics  | We believe that our focus on both OPBT margin and year-over-year revenue growth through our executive performance incentive plan, and non-GAAP operating profit and stock price performance through our equity compensation program, provides a check on excessive short-term risk taking. That is, even if our executives could inappropriately increase OPBT margin or revenue by excessively reducing expenses or adding new revenue sources that are inconsistent with our business model, this could ultimately harm our stock price and the value of their equity awards. Conversely, if our executives were to add revenue sources at low margins in order to generate a higher growth multiple and increased stock prices, it could decrease OPBT margin and the value of their variable cash incentive payments. Our OPBT margin and year-over-year revenue growth targets are applicable to our executives and employees alike, which we believe encourages consistent behavior across the organization, and reflects goals that are challenging, but not so high that they require performance outside of what the Compensation and Talent Committee believes is reasonable for us or could motivate our executives and employees to take actions in which we assume unreasonable levels of risk. |
| Driving Profitability  | We cap our variable cash incentive payout factors. Even if we dramatically exceed our OPBT margin or year-over-year revenue growth targets, variable cash incentive payments are limited. In fiscal year 2024, the variable cash incentive payment factor cap was 3.0x target. Conversely, we also have a floor on the OPBT margin target so that profitability at or below a certain level will result in no variable cash incentive payments for that performance period, regardless of revenue growth levels. We believe this avoids incentivizing management to drive revenue levels without regard to profitability. |
| Stock Ownership Guidelines  | Our stock ownership guidelines provide an incentive for management to consider ADI's long-term interests because a portion of their personal investment portfolio consists of ADI stock. |

# Additional Compensation Policies

## Executive Stock Ownership Guidelines

Under our guidelines, the target stock ownership levels are:

| Position | Multiple |
|---|---|
| CEO | 5 times annual base salary |
| Other members of the Leadership Team | 3 times annual base salary |

| What Counts as Ownership | What Does Not Count as Ownership |
|---|---|
| ▶ Time-based RSUs (whether or not vested) | ▶ Shares subject to unexercised options, whether or not vested |
| ▶ Unvested PRSUs whose performance has been certified by the Compensation and Talent Committee | ▶ Unvested PRSUs whose performance have not yet been certified by the Compensation and Talent Committee |
| ▶ Restricted stock (whether or not vested) | ▶ Any shares that have been pledged as collateral for a loan |

The CEO has four years from the date of his or her appointment as CEO to achieve his or her targeted level. Members of the Leadership Team other than the CEO have five years from the date he or she becomes part of the Leadership Team to achieve his or her targeted level.

All members of our Leadership Team as of November 2, 2024 were in compliance with our stock ownership guidelines.

## Compensation Recovery

Under the Sarbanes-Oxley Act, in the event of misconduct that results in an accounting restatement, our CEO and Chief Financial Officer are required to reimburse us for any bonus or other incentive-based or equity-based compensation they received during the twelve months prior to such restatement. In addition, the Compensation and Talent Committee adopted a compensation recovery policy in accordance with Rule 10D-1 of the Exchange Act and the Nasdaq Rules. The policy provides that in the event of an accounting restatement due to the material noncompliance of ADI with any financial reporting requirement under the U.S. federal securities laws, the company will attempt to recover from our CEO and other officers (as defined in Rule 16a-1(f) under the Exchange Act), the excess of the amount of incentive-based compensation received by such officer during the three completed fiscal years immediately preceding the required restatement date over the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts.

## Insider Trading Policies and Procedures

We maintain an Insider Trading Policy that governs the purchase, sale, and other transactions in our securities by our directors, officers, and employees that is reasonably designed to promote compliance with insider trading laws, rules, and regulations. This policy prohibits trading in ADI's securities when any of these individuals (or their family members or entities that they control) are in possession of material non-public information. The policy also provides for "black-out periods" during which certain individuals are prohibited from transacting in ADI securities, as well as pre-clearance procedures for certain individuals, including all executive officers and directors, before engaging in certain transactions. The policy also prohibits certain hedging and pledging transactions that may lead to inadvertent violations of the policy or otherwise create the appearance of impropriety or violations, as described below under *No Hedging or Pledging Policy*. In addition to the policies and procedures applicable to our directors, officers, and employees, the policy provides that ADI will only transact in our securities in accordance with applicable U.S. federal securities laws, including those relating to insider trading.

## No Hedging or Pledging Policy

Certain transactions in ADI securities such as (i) short sales, including short sales "against the box", (ii) buying or selling puts, calls, or other derivative securities, (iii) purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) or other transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of ADI's securities, or (iv) purchasing securities on margin, borrowing against ADI securities held in a margin account, or pledging ADI securities as collateral for a loan, create a heightened compliance risk or could create the appearance of misalignment between ADI's directors and employees and ADI's shareholders. As a result, our insider trading policy prohibits such transactions without the approval of the Board of Directors.

# Equity Award Grant Date Policy

Our Compensation and Talent Committee has adopted a policy that prohibits timing or selecting grant dates of any stock options or stock-based awards in coordination with the release of material non-public information, which includes specific policies regarding the grant dates of equity awards for our executive officers and employees shown below. In each case, the exercise price of any stock options granted must equal the closing price of our common stock on the grant date.

| | |
|---|---|
| **New-Hire Grants:** | The grant date of all awards to newly hired executive officers and employees is the 15th day of the month after the date on which the individual commences employment with us (or the next succeeding business day that Nasdaq is open). |
| **Annual Grants:** | The grant date of all annual awards will generally be the first business day of April. For annual awards made during fiscal year 2024, the grant date was September 10, 2024, due to the change in the annual compensation review cycle described under *Fiscal Year 2024 Annual Compensation Review Cycle for Executive Officers*. |
| **Other Grants:** | All other awards granted to existing executive officers and employees throughout the year (off-cycle awards) have a grant date of the 15th day of the month (or the next succeeding business day that Nasdaq is open) provided the award is approved on or prior to such grant date. |
| **Foreign Registrations:** | Any awards requiring registration or approval in a foreign jurisdiction will have a grant date of the 15th day of the month (or the next succeeding business day that Nasdaq is open) following the effective date of that registration or approval. |
| **Blackout Periods:** | Our Compensation and Talent Committee does not approve off-cycle awards to our executive officers during the quarterly blackout periods under our Insider Trading Policy. |

We describe the Equity Award Grant Date Policy for our non-employee directors above under *Corporate Governance—Director Compensation*.

# Tax and Accounting Considerations

We are generally entitled to a U.S. federal income tax deduction with respect to compensation income paid to our service providers, subject to Section 162(m) of the Internal Revenue Code of 1986, as amended, which disallows a federal income tax deduction with respect to compensation paid in excess of $1 million in any one year to certain of our current and former executive officers. The Compensation and Talent Committee uses its judgment to authorize compensation payments that may be subject to the limitation on tax deductibility when the Compensation and Talent Committee believes such payments are appropriate and in the best interest of ADI and our shareholders.

Mr. Roche has a change in control retention agreement that contains tax gross up provisions regarding excess parachute payments made in connection with transactions subject to Section 280G of the Internal Revenue Code. Since 2009, any new executive compensation arrangements for new executives do not contain tax gross up provisions for excess parachute payments.

We expense in our financial statements the compensation that we pay to our executive officers, as required by U.S. generally accepted accounting principles. As one of many factors, the Compensation and Talent Committee considers the financial statement impact in determining the amount of, and allocation among the elements of, compensation. We account for stock-based compensation under our equity inventive plans, in accordance with U.S. generally accepted accounting principles.

# Compensation and Talent Committee Report

The Compensation and Talent Committee has reviewed and discussed the *Compensation Discussion and Analysis* required by Item 402(b) of Regulation S-K with our management. Based on this review and discussion, the Compensation and Talent Committee recommended to our Board of Directors that the *Compensation Discussion and Analysis* be included in this Proxy Statement.

**Compensation and Talent Committee**

**Edward H. Frank, Chair**
**André Andonian**
**Laurie H. Glimcher**

# Compensation and Talent Committee Interlocks and Insider Participation

During fiscal year 2024, Drs. Frank, Glimcher, and Wee and Messrs. Andonian and Jennings served as members of our Compensation and Talent Committee. No member of our Compensation and Talent Committee was at any time during fiscal year 2024, or formerly, an officer or employee of ADI or any subsidiary of ADI. No member of our Compensation and Talent Committee had any relationship with us during fiscal year 2024 requiring disclosure under Item 404 of Regulation S-K under the Exchange Act.

During fiscal year 2024, none of our executive officers served as a member of the board of directors or compensation committee (or other committee serving an equivalent function) of any entity that had one or more executive officers serving as a member of our Board of Directors or Compensation and Talent Committee.

# Compensation Tables

## Summary Compensation Table

The following table contains certain information about the compensation that our NEOs earned in fiscal year 2024, fiscal year 2023, and fiscal year 2022. The sum and/or computation of individual numerical amounts disclosed in the following table and related footnotes may not equal the total due to rounding.

| Name and Principal Position | Fiscal Year | Salary ($)[1] | Bonus ($) | Stock Awards ($)[2] | Option Awards ($)[3] | Non-Equity Incentive Plan Compensation ($)[4] | All Other Compensation ($)[5] | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Vincent Roche | 2024 | $1,137,692 | $ — | $19,999,288 | $ — | $ 628,707 | $670,928 | $22,436,615 |
| Chief Executive Officer & | 2023 | $1,128,846 | $ — | $19,997,672 | $ — | $4,071,924 | $345,193 | $25,543,635 |
| Chair of the Board of Directors | 2022 | $1,075,000 | $ — | $15,000,172 | $ — | $5,560,731 | $462,392 | $22,098,295 |
| Richard C. Puccio, Jr.[6] | 2024 | $ 476,731 | $500,000 | $15,498,994 | $ — | $ 119,505 | $575,072 | $17,170,302 |
| Executive Vice President & Chief Financial Officer | | | | | | | | |
| Gregory Bryant | 2024 | $ 711,058 | $ — | $ 8,000,003 | $ — | $ 294,707 | $ 75,285 | $ 9,081,053 |
| Former Executive Vice | 2023 | $ 735,577 | $ — | $ 7,999,186 | $ — | $2,025,866 | $ 77,646 | $10,838,275 |
| President & President of Business Units | 2022 | $ 475,962 | $ — | $31,500,396 [7] | $ — | $2,141,827 | $ 49,277 | $34,167,462 |
| Vivek Jain | 2024 | $ 616,250 | $ — | $ 5,250,121 | $ — | $ 212,844 | $ 65,000 | $ 6,144,215 |
| Executive Vice President of | 2023 | $ 637,500 | $ — | $ 5,249,301 | $ — | $1,424,075 | $ 52,200 | $ 7,363,076 |
| Global Operations & Technology | 2022 | $ 579,212 | $ — | $ 5,000,181 | $ — | $1,936,907 | $ 40,738 | $ 7,557,038 |
| Anelise Sacks | 2024 | $ 592,548 | $ — | $ 5,000,002 | $ — | $ 204,657 | $ 55,551 | $ 5,852,758 |
| Former Executive Vice | 2023 | $ 600,962 | $ — | $ 4,999,551 | $ — | $1,367,801 | $ 50,719 | $ 7,019,033 |
| President & Chief Customer Officer | 2022 | $ 512,500 | $ — | $ 4,700,101 | $ — | $1,735,039 | $205,102 | $ 7,152,742 |
| James Mollica | 2024 | $ 326,411 | $ — | $ 904,950 | $ — | $ 47,549 | $ 26,113 | $ 1,305,023 |
| Former Interim Chief Financial Officer | | | | | | | | |

[1] For fiscal year 2024, in an effort to control costs amid a period of challenging macroeconomic conditions, the base salaries of each of our NEOs (excluding Mr. Puccio, who was appointed in February 2024) were reduced by 10% from March 24, 2024 through September 28, 2024. There were no other base salary level changes in fiscal year 2024. The amounts represented in this table reflect salary earned during fiscal year 2024.

[2] Amounts represent the aggregate grant date fair value of time-based RSUs and PRSUs granted in fiscal years 2024, 2023, and 2022. Such amounts do not represent the actual amounts paid to or realized by the NEO for these awards during the respective fiscal years. For Mr. Bryant, the 2022 amount includes new-hire equity awards with an aggregate grant date fair value of $24,000,230. For Mr. Puccio, the 2024 amount includes a new-hire equity award with a grant date fair value of $9,998,966. We recognize the value as of the grant date for time-based RSUs and PRSUs over the number of days of service required for the grant to become vested in accordance with FASB ASC 718. The grant date fair value of time-based RSUs represents the value of our common stock on the date of grant, reduced by the present value of dividends expected to be paid on our common stock prior to vesting. Further, the grant date fair values of the Relative TSR PRSUs granted as part of our annual compensation program and the PRSUs granted to Mr. Bryant as a new-hire equity award were calculated using the Monte Carlo simulation model, which utilizes multiple input variables that determine the probability of satisfying the performance conditions stipulated in the award grant to calculate the fair market value. The Monte Carlo simulation model also uses stock price volatility and other variables to estimate the probability of satisfying the performance conditions, including the possibility that the market condition may not be satisfied, and the resulting fair value of the award. Further, with respect to the PRSUs granted to Mr. Bryant as a new-hire equity award, a Monte Carlo simulation with a derived service period is used to calculate the grant date fair value. The grant date fair value of the financial metric PRSUs and Maxim Integration PRSUs represents the value at the grant date based upon the probable outcome of the performance conditions at the date of grant. For a more detailed description of the assumptions used for purposes of determining grant date fair value, see Note 2r and Note 3 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended November 2, 2024. The grant date fair value of awards at the maximum level of achievement for PRSUs included in this table for fiscal year 2024 is as follows: Mr. Roche, $29,998,741; Mr. Puccio, $7,150,153; Mr. Bryant, $10,399,880; Mr. Jain, $6,825,065; Ms. Sacks, $6,499,977; and Mr. Mollica: $240,408.

(3) No stock options were granted to our NEOs in any of the fiscal years presented.

(4) Reflects the amounts earned under our executive performance incentive plan in fiscal years 2024, 2023, and 2022, paid on a semi-annual basis following the end of the second and fourth quarters of each fiscal year.

(5) The amounts shown in the "All Other Compensation" column for fiscal year 2024 are comprised of the following:

| Name | Company 401(k) and DCP Payments ($)[a] | Healthcare Savings Account ($) | Relocation Expenses ($)[b] | Tax Reimbursement ($)[c] | Tax Planning ($)[d] | Corporate Aircraft Use[e] | Cybersecurity Protection Services[f] | Total ($) |
|---|---|---|---|---|---|---|---|---|
| Vincent Roche | 91,015 | — | — | — | 7,226 | 565,487 | 7,200 | 670,928 |
| Richard C. Puccio, Jr. | 27,495 | — | 280,669 | 262,408 | — | — | 4,500 | 575,072 |
| Gregory Bryant | 56,885 | 1,200 | — | — | 10,000 | — | 7,200 | 75,285 |
| Vivek Jain | 49,300 | 1,200 | — | — | 10,000 | — | 4,500 | 65,000 |
| Anelise Sacks | 47,404 | 1,200 | — | — | 2,447 | — | 4,500 | 55,551 |
| James Mollica | 26,113 | — | — | — | — | — | — | 26,113 |

(a) Includes the value of 401(k) matching contributions plus the matching contribution made by ADI for DCP payments, if applicable, together with the amount paid by ADI for TIP Restoration. Such amounts for each NEO for fiscal year 2024 were as follows: Messrs. Roche ($25,318, $7,650, and $58,047, respectively), Puccio ($23,990, $3,505, and $0, respectively), Bryant ($27,324, $569, and $28,992, respectively), Jain ($27,600, $0, and $21,700, respectively), and Mollica ($25,108, $1,005, and $0, respectively), and Ms. Sacks ($27,600, $0, and $19,804, respectively).

(b) Amounts paid to Mr. Puccio in connection with his relocation from Washington state to Massachusetts.

(c) Amounts paid to Mr. Puccio to reimburse the taxes incurred in connection with relocation expenses.

(d) Amounts paid for financial and tax planning services.

(e) Amounts for personal use of the leased aircraft by Mr. Roche. This amount represents the aggregate incremental cost to us for the personal use of our corporate aircraft by Mr. Roche and certain of his guests, as applicable, for each use. We determine the incremental cost of the personal use of our leased corporate aircraft based on the actual invoiced amount from ADI's third-party provider for the variable costs incurred on each trip, such as billed hourly fees, fuel costs, etc. The aggregate incremental cost does not include certain fixed costs that do not change based on usage, such as monthly lease expenses, that are billed regardless of usage, and the aircraft lease deposit amount.

(f) Amounts paid for cyber and data privacy protection services.

(6) Mr. Puccio joined ADI as Executive Vice President and Chief Financial Officer, effective February 5, 2024.

(7) Includes aggregate grant date fair value of both Mr. Bryant's new hire awards and annual awards.

# Grants of Plan-Based Awards in Fiscal Year 2024

The following table presents information on plan-based awards granted in fiscal year 2024 to our NEOs:

| Name | Grant Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: Number of Shares of Stock or Units(#)[3] | Grant Date Fair Value of Stock Awards ($)[4] |
|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | |
| **Vincent Roche** | — | — | 2,400,000 | 7,200,000 | — | — | — | — | — |
| | 9/10/2024 | — | — | — | — | 38,408 | 76,816 | — | 7,999,234 |
| | 9/10/2024 | — | — | — | — | 26,762 | 53,524 | — | 7,000,136 |
| | 9/10/2024 | — | — | — | — | — | — | 23,808 | 4,999,918 |
| **Richard C. Puccio, Jr.** | — | — | 837,500 | 2,512,500 | — | — | — | — | — |
| | 9/10/2024 | — | — | — | — | 9,242 | 18,484 | — | 1,924,831 |
| | 9/10/2024 | — | — | — | — | 6,309 | 12,618 | — | 1,650,245 |
| | 3/15/2024 | — | — | — | — | — | — | 53,121 | 9,998,966 |
| | 9/10/2024 | — | — | — | — | — | — | 9,166 | 1,924,952 |
| **Gregory Bryant** | — | — | 1,125,000 | 3,375,000 | — | — | — | — | — |
| | 9/10/2024 | — | — | — | — | 13,443 | 26,886 | — | 2,799,774 |
| | 9/10/2024 | — | — | — | — | 9,176 | 18,352 | — | 2,400,166 |
| | 9/10/2024 | — | — | — | — | — | — | 13,333 | 2,800,063 |
| **Vivek Jain** | — | — | 812,500 | 2,437,500 | — | — | — | — | — |
| | 9/10/2024 | — | — | — | — | 8,822 | 17,644 | — | 1,837,358 |
| | 9/10/2024 | — | — | — | — | 6,022 | 12,044 | — | 1,575,175 |
| | 9/10/2024 | — | — | — | — | — | — | 8,750 | 1,837,588 |
| **Anelise Sacks** | — | — | 781,250 | 2,343,750 | — | — | — | — | — |
| | 9/10/2024 | — | — | — | — | 8,402 | 16,804 | — | 1,749,885 |
| | 9/10/2024 | — | — | — | — | 5,735 | 11,470 | — | 1,500,104 |
| | 9/10/2024 | — | — | — | — | — | — | 8,333 | 1,750,013 |
| **James Mollica** | — | — | 225,000 | 675,000 | — | — | — | — | — |
| | 9/10/2024 | — | — | — | — | 385 | 770 | — | 80,184 |
| | 9/10/2024 | — | — | — | — | 153 | 306 | — | 40,020 |
| | 3/15/2024 | — | — | — | — | — | — | 2,704 | 504,593 |
| | 9/10/2024 | — | — | — | — | — | — | 1,334 | 280,153 |

[1] The amounts shown in the threshold, target, and maximum columns reflect the minimum, target, and maximum amounts payable under our executive performance incentive plan, respectively. Amounts in the maximum column above reflect 300% of the executive officer's target variable cash incentive, which was the cap under the plan in fiscal year 2024. The actual amounts earned in fiscal year 2024 are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table and were as follows:

| Name | Actual Payout under Non-Equity Incentive Plans for Fiscal Year 2024 |
|---|---|
| **Vincent Roche** | $628,707 |
| **Richard C. Puccio, Jr.** | $119,505 |
| **Gregory Bryant** | $294,707 |
| **Vivek Jain** | $212,844 |
| **Anelise Sacks** | $204,657 |
| **James Mollica** | $ 47,549 |

See *Compensation Discussion and Analysis* for a discussion of how these amounts were determined under our executive performance incentive plan.

(2)   Represents PRSUs granted under our 2020 Plan. Our annual equity compensation program included two types of PRSUs for our executive officers: Relative TSR PRSUs and Financial Metric PRSUs. The number of Relative TSR PRSUs that executive officers may earn is based on our TSR performance relative to the TSR performance of other companies in a comparator index, currently the S&P 500 Index, as approved by the Compensation and Talent Committee, over a three-year performance period beginning on August 15, 2024 and ending on August 15, 2027. Target performance of our Relative TSR PRSUs is achieved when ADI's TSR is at the 55th percentile of the TSRs of the companies in the S&P 500 Index. The actual amount of our Relative TSR PRSUs earned can range from 0%-200% of the target amount, corresponding to the percentile attainment of ADI's TSR as compared to the companies in the S&P 500 Index. The Financial Metric PRSUs have a performance condition and a service condition, and vest, so long as the executive continues to be employed with us, after the applicable three-year performance period, on August 29, 2027. The number of shares of the company's common stock to be issued upon vesting of the Financial Metric PRSUs on the third anniversary of the grant date will range from 0% to 200% of the target amount, based on the company's attainment of three-year cumulative non-GAAP operating profit dollar targets set by the Compensation and Talent Committee.

(3)   Represents time-based RSUs granted under our 2020 Plan. The time-based RSUs granted in September 2024 vest, so long as the executive continues to be employed with us, in four equal installments on each of the first, second, third, and fourth anniversaries of August 15, 2024. The time-based RSUs granted to Messrs. Puccio and Mollica in March 2024 vest in three equal installments on each of the first, second, and third anniversaries of March 15, 2024, so long as the executive continues to be employed with us. Dividends are not payable on unvested RSUs.

(4)   These amounts do not represent the actual amounts paid to or realized by the executives for these awards during the fiscal year. These amounts represent the grant date fair values of the RSUs and PRSUs. The grant date fair value of the Relative TSR PRSUs was calculated using the Monte Carlo simulation model which utilizes multiple input variables that determine the probability of satisfying the performance conditions stipulated in the award grant to calculate the fair market value. The Monte Carlo simulation model also uses stock price volatility and other variables to estimate the probability of satisfying the performance conditions, including the possibility that the market condition may not be satisfied, and the resulting fair value of the award. The grant date fair value per share of the Relative TSR PRSU awards granted on September 10, 2024 was $261.57. The grant date fair value per share of the Financial Metric PRSUs granted on September 10, 2024 was $208.27. The grant date fair value of Financial Metric PRSUs represents the value at the grant date based upon the probable outcome of the performance conditions at the date of grant. The grant date fair value of the time-based RSUs is the value of our common stock on the date of grant, reduced by the present value of dividends expected to be paid on our common stock prior to vesting. For the grants of RSUs on September 10, 2024, the risk free rate was 3.43%, the dividend yield was 1.68% and the grant date fair value per share was $210.01. For the grants of RSUs on March 15, 2024, the risk free rate was 4.33%, the dividend yield was 1.89%, and the grant date fair value per share was $188.23 for graded three-year vesting.

# Outstanding Equity Awards at Fiscal Year-End 2024

The following table provides information with respect to outstanding stock options and unvested time-based RSUs and PRSUs for each of our NEOs as of November 2, 2024:

| Name | Grant Date | Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable[1] | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date[2] | Stock Awards: Number of Shares or Units/ Awards of Stock That Have Not Vested (#)[3] | Market Value of Shares or Units/Awards of Stock That Have Not Vested ($)[4] | Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4] |
|---|---|---|---|---|---|---|---|---|---|---|
| Vincent Roche | 3/29/2018 | 50,017 | — | — | 91.13 | 3/29/2028 | — | — | — | — |
| | 3/13/2019 | 100,803 | — | — | 108.08 | 3/13/2029 | — | — | — | — |
| | 3/11/2020 | 134,620 | — | — | 94.41 | 3/11/2030 | — | — | — | — |
| | 12/15/2020 | 151,800 | 308,200 | — | 144.06 | 12/15/2030 [5] | — | — | — | — |
| | 3/10/2021 | 53,089 | 17,697 | — | 147.11 | 3/10/2031 | 4,841 | 1,091,549 | — | — |
| | 4/4/2022 | — | — | — | — | — | 76,080 | 17,154,518 | 21,230 [6],[7] | 4,786,940 |
| | 4/3/2023 | — | — | — | — | — | 30,791 | 6,942,755 | 43,406 [6],[7] | 9,787,185 |
| | 9/10/2024 | — | — | — | — | — | 23,808 | 5,368,228 | 65,170 [6],[7] | 14,694,532 |
| Richard C. Puccio, Jr. | 3/15/2024 | — | — | — | — | — | 53,121 | 11,977,723 | — | — |
| | 9/10/2024 | — | — | — | — | — | 9,166 | 2,066,750 | 15,551 [6],[7] | 3,506,439 |
| Gregory Bryant | 3/15/2022 | — | — | — | — | — | 52,601 | 11,860,473 | — | — |
| | 4/4/2022 | — | — | — | — | — | 38,040 | 8,577,259 | 10,615 [6],[7] | 6,193,710 |
| | 4/3/2023 | — | — | — | — | — | 14,961 | 3,373,406 | 14,986 [6],[7] | 3,379,043 |
| | 9/10/2024 | — | — | — | — | — | 13,333 | 3,006,325 | 22,619 [6],[7] | 5,100,132 |
| Vivek Jain | 9/1/2020 | — | — | — | — | — | 1,437 | 324,015 | — | — |
| | 8/24/2021 | — | — | — | — | — | 9,158 | 2,064,946 | — | — |
| | 4/4/2022 | — | — | — | — | — | 25,359 | 5,717,947 | 7,077 [6],[7] | 1,595,722 |
| | 4/3/2023 | — | — | — | — | — | 9,819 | 2,213,988 | 9,833 [6],[7] | 2,217,145 |
| | 9/10/2024 | — | — | — | — | — | 8,750 | 1,972,950 | 14,844 [6],[7] | 3,347,025 |
| Anelise Sacks | 3/15/2021 | 6,274 | 2,092 | — | 151.00 | 3/15/2031 | 573 | 129,200 | — | — |
| | 4/4/2022 | — | — | — | — | — | 23,837 | 5,374,767 | 6,652 [6],[7] | 1,499,893 |
| | 4/3/2023 | — | — | — | — | — | 9,350 | 2,108,238 | 9,367 [6],[7] | 2,112,071 |
| | 9/10/2024 | — | — | — | — | — | 8,333 | 1,878,925 | 14,137 [6],[7] | 3,187,611 |
| James Mollica | 3/10/2021 | — | — | — | — | — | 247 | 55,694 | — | — |
| | 4/4/2022 | — | — | — | — | — | 1,415 | 319,054 | 149 [6],[7] | 33,597 |
| | 4/3/2023 | — | — | — | — | — | 1,225 | 276,213 | 310 [6],[7] | 69,899 |
| | 8/15/2023 | — | — | — | — | — | 1,747 | 393,914 | — | — |
| | 3/15/2024 | — | — | — | — | — | 2,704 | 609,698 | — | — |
| | 9/10/2024 | — | — | — | — | — | 1,334 | 300,790 | 538 [6],[7] | 121,308 |

[1] The unexercisable options held by these executive officers are eligible to vest, subject to continued employment through the following applicable vesting dates:

| Grant Date | Vest Date | Vincent Roche | Richard C. Puccio, Jr. | Gregory Bryant | Vivek Jain | Anelise Sacks | James Mollica |
|---|---|---|---|---|---|---|---|
| 12/15/2020 | 5/30/2025 | 151,800 | — | — | — | — | — |
| 12/15/2020 | 7/23/2025 | 156,400 | — | — | — | — | — |
| 3/10/2021 | 3/15/2025 | 17,697 | — | — | — | — | — |
| 3/15/2021 | 3/15/2025 | — | — | — | — | 2,092 | — |

[2] The expiration date of each stock option award is ten years after its grant date.

[3] The time-based RSUs granted in 2021 (other than those granted to Mr. Jain) vest in four equal installments on the first, second, third and fourth anniversaries of the grant date. The time-based RSUs granted in 2022 (other than those granted to Mr. Bryant on March 15, 2022) vest in four equal installments on each of the

first, second, third and fourth anniversaries of March 15, 2022. The restricted stock awards granted to Mr. Jain in 2020 vest in four equal increments on February 15, 2024; May 15, 2024; August 15, 2024; and November 15, 2024. The time-based RSUs granted to Mr. Jain in 2021 vest in four equal increments on February 15, 2025; May 15, 2025; August 15, 2025; and November 15, 2025. The time-based RSUs granted to Mr. Bryant on March 15, 2022 vest as follows: (i) the 34,827 RSUs granted vest in four equal annual installments on the first, second, third, and fourth anniversaries of March 15, 2022 and (ii) 35,187 time-based RSUs vest in full on the third anniversary of March 15, 2022. The time-based RSUs granted in April 2023 vest in four equal installments on the first, second, third and fourth anniversaries of March 15, 2023. The time-based RSUs granted to Mr. Mollica in August 2023 vest in three equal installments on the first, second, and third anniversaries of August 15, 2023. The time-based RSUs granted in 2024 (other than those granted to Messrs. Puccio and Mollica on March 15, 2024) vest in four equal installments on the first, second, third, and fourth anniversaries of August 15, 2024. The time-based RSUs granted to Messrs. Puccio and Mollica on March 15, 2024 vest in three equal installments on the first, second and third anniversaries of March 15, 2024. The time-based RSUs granted in September 2024 vest in equal installments on the first, second, third and fourth anniversaries of August 15, 2024. This column also includes Financial Metric PRSU awards granted in 2022 that were earned as of November 2, 2024, which continue to be subject to service-based vesting requirements until March 15, 2025.

(4) The market value was calculated based on $225.48, the closing price per share of our common stock on November 1, 2024, the last trading day of fiscal year 2024.

(5) The terms of the CEO Performance Stock Option Award provide that if certain challenging target stock price thresholds are met during the five-year period after the date of grant, the option becomes exercisable with respect to an aggregate of 460,000 shares of our common stock in three tranches, with each tranche exercisable one year after the applicable target stock price threshold is met. The target stock price thresholds were attained as of April 12, 2023, May 30, 2024, and July 23, 2024. As a result, Mr. Roche vested in an option to purchase 151,800 shares of common stock on April 12, 2024, and became eligible to vest in an option to purchase 151,800 shares of common stock as of May 30, 2025, and an option to purchase 156,400 shares of common stock as of July 23, 2025, in each case subject to his continued service as our CEO through the applicable vesting dates.

(6) The number of shares, if any, earned under Relative TSR PRSU awards granted in 2022, 2023, and 2024 is contingent upon the achievement of pre-established performance parameters over a three-year performance period. For awards granted in 2022, the performance period began on March 15, 2022 and ends on March 15, 2025 and any shares earned will vest on March 29, 2025. For awards granted in 2023, the performance period began on March 15, 2023 and ends on March 15, 2026 and any shares earned will vest on March 29, 2026. For awards granted in 2024, the performance period began on August 15, 2024 and ends on August 15, 2027 and any shares earned will vest on August 29, 2027.

(7) The number of shares, if any, earned under Financial Metric PRSU awards granted in 2022, 2023 and 2024 will vest on March 15, 2025, March 15, 2026, and August 29, 2027, respectively, subject to the level of attainment of the performance parameters achieved over the applicable three-year performance period.

# Option Exercises and Stock Vested During Fiscal Year 2024

The following table provides information on the aggregate value realized by each NEO upon the exercise of stock options and the vesting of restricted stock units/awards, time-based RSUs and PRSUs during fiscal year 2024:

| Grant Date | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[1] | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($)[2] |
| Vincent Roche | 140,000 | 16,931,600 | 87,756 | 17,042,354 |
| Richard C. Puccio, Jr. | — | — | — | — |
| Gregory Bryant | — | — | 256,740 | 58,510,872 |
| Vivek Jain | — | — | 9,532 | 1,493,949 |
| Anelise Sacks | — | — | 12,734 | 2,473,598 |
| James Mollica | | | 2,302 | 450,091 |

[1] Value realized represents the difference between the closing price per share of our common stock on the date of exercise and the exercise price per share, multiplied by the number of shares acquired on exercise.

[2] Value realized represents the closing price per share of our common stock on the vesting date, multiplied by the number of shares vested.

# Non-Qualified Deferred Compensation Plan

Since 1995, our executive officers and directors, along with certain members of management and engineering employees, have been eligible to participate in our DCP. We established the DCP to provide participants with the opportunity to defer receiving all or a portion of their compensation, which includes salary, bonus, commissions, and director fees. Under our DCP, we provide all participants (other than non-employee directors) with company contributions equal to 8% of eligible deferred contributions.

We credit each participant's account with earnings on the deferred amounts. These earnings represent the amounts that the participant would have earned if the deferred amounts had been invested in one or more of the various investment options selected by the participant. Under the terms of the DCP, only the payment of the compensation earned is deferred; we do not defer the expense in our financial statements related to the participant's deferred compensation and investment earnings. We charge the salary, bonuses, commissions, director fees and investment earnings on deferred balances to our income statement as an expense in the period in which the participant earned the compensation. Our balance sheet includes separate line items for Deferred Compensation Plan Investments and Deferred Compensation Plan Liabilities.

We hold DCP assets in a separate Rabbi trust segregated from other assets. We invest in the same investment alternatives that the DCP participants select for their DCP balances. Participants whose employment with us terminates due to retirement after reaching age 62 with ten years of service, disability or death will be paid their DCP balance in either a lump sum or in installments over ten or fewer years, based on the elections they have made. Participants (other than key employees, including our NEOs) who terminate their employment with us for any other reason will receive payment of their DCP balance in the form of a lump sum upon their termination of employment. Payments to our executive officers, including our NEOs, and key employees will be delayed six months or as otherwise required by relevant tax regulations.

The following table shows the non-qualified deferred compensation activity for the NEOs during fiscal year 2024.

## Non-Qualified Deferred Compensation for Fiscal Year 2024

| Name | Executive Contributions in Last Fiscal Year ($) | ADI Contributions in Last Fiscal Year ($)[1] | Aggregate Earnings in Last Fiscal Year ($)[2] | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last Fiscal Year End ($)[3] |
|---|---|---|---|---|---|
| Vincent Roche | 95,631 | 7,650 | 2,417,809 | — | 13,566,767 |
| Richard C. Puccio, Jr. | 43,808 | 3,505 | 771 | — | 48,057 |
| Gregory Bryant | 14,795 | 569 | 104,339 | — | 459,687 |
| Vivek Jain | — | — | — | — | — |
| Anelise Sacks | — | — | — | — | — |
| James Mollica | 12,559 | 1,005 | 251,126 | — | 2,970,961 |

[1] These amounts are included in the Summary Compensation Table above in the "All Other Compensation" column.

[2] These amounts are excluded from the Summary Compensation Table above in accordance with SEC regulations, as we did not pay above-market earnings on deferred compensation in fiscal year 2024.

[3] Of the amounts in this column, the following amounts have also been reported in the Summary Compensation Table in the "All Other Compensation" column for fiscal years 2023 and 2022, representing the company's contributions in those fiscal years:

| Name | Previously Reported for Fiscal Year 2023 ($)[1] | Previously Reported for Fiscal Year 2022 ($)[1] |
|---|---|---|
| Vincent Roche | 7,508 | — |
| Richard C. Puccio, Jr. | — | — |
| Gregory Bryant | 1,004 | 2,596 |
| Vivek Jain | — | — |
| Anelise Sacks | — | — |
| James Mollica | — | — |

[1] Messrs. Puccio and Mollica were not NEOs in fiscal year 2022 or 2023.

# Termination and Change in Control Benefits

## Change in Control

**ADI Retention Agreements**

We have entered into ADI Retention Agreements with each of our executive officers. The ADI Retention Agreements entered into with our executive officers provide for severance benefits if any of the following occurs:

▶ Within 24 months after a change in control (as defined in each agreement) that was approved by our Board of Directors, we terminate the employee's employment with us for a reason other than "cause" (as defined in the agreement) or the employee's death or disability;

▶ Within 24 months after a change in control that was approved by our Board of Directors, the employee terminates his or her employment for "good reason" (as defined in the agreement); or

▶ Within 12 months after a change in control that was not approved by our Board of Directors, we or the employee terminates the employee's employment with us for a reason other than "cause" (as defined in the agreement) or the employee's death or disability.

For purposes of our ADI Retention Agreements, a "change in control" occurs when:

▶ Any person or entity becomes the beneficial owner of 30% or more of the combined voting power of our outstanding securities;

▶ Our shareholders approve specified mergers of ADI with another entity; or

▶ Our shareholders approve a plan of liquidation or sale of all, or substantially all, of ADI's assets.

These agreements provide for the following severance benefits in the event of termination following a change in control approved by the Board of Directors:

▶ A lump-sum payment equal to 200% (299% in the case of Messrs. Roche, Puccio, Bryant, Jain, and Mollica and Ms. Sacks) of the sum of the employee's annual base salary (as of the date of termination or the date of the change in control, whichever is higher) plus 200% (299% in the case of Messrs. Roche, Puccio, Bryant and Jain and Ms. Sacks) of the total variable cash incentive paid or awarded to him or her in the four fiscal quarters preceding his or her termination;

▶ Payment of all legal fees and expenses incurred by the employee as a result of such termination (including all such fees and expenses, if any, incurred in disputing such termination or in seeking to obtain or enforce any right or benefit provided by the agreement or in connection with tax audit or proceeding to the extent attributable to the application of Section 4999 of the Internal Revenue Code to any payment or benefit provided under the agreement); and

▶ The continuation of life, disability, dental, accident and group health insurance benefits for a period of 24 months.

If payments to the employee under his or her agreement (together with any other payments or benefits, including the accelerated vesting of stock options or restricted stock awards that the employee receives in connection with a change in control) would trigger the provisions of Sections 280G and 4999 of the Internal Revenue Code, the change in control employee retention agreements provide for the payment of an additional amount so that the employee receives, net of excise taxes, the amount he or she would have been entitled to receive in the absence of the excise tax imposed by Section 4999 of the Internal Revenue Code. In September 2009, our Compensation and Talent Committee eliminated this provision from any new employee retention agreements.

The ADI Retention Agreement provides that, in the event of a potential change in control (as defined in the ADI Retention Agreement), the employee will not voluntarily resign as an employee, subject to certain conditions, for at least six months after the change in control occurs. The Compensation and Talent Committee reviews these agreements each year, and the agreements automatically renew each year unless we give the employee three months' notice that his or her agreement will not be extended.

## Potential Payments Upon Change in Control

Payments upon a change in control for our executive officers, including our NEOs, are calculated based upon the ADI Retention Agreements described above under *Change in Control Benefits—Change in Control*. Under our 2020 Plan and our 2006 Plan, in the event of a change in control, employees who have outstanding and unvested awards under either plan and who are employed on the closing of a change in control, including our NEOs, would have the vesting of one-half of the shares of common stock subject to their then-outstanding unvested equity awards accelerate and become immediately exercisable and free from forfeiture. The remaining one-half of the unvested equity awards would continue to vest in accordance with the original vesting schedules, and if, on or prior to the first anniversary of the change in control, his or her employment is terminated without cause or for good reason (as defined in the applicable plan) any remaining unvested equity awards would vest.

Upon a change in control approved by our Board of Directors, if we terminate an executive officer's employment for cause or if the executive officer terminates his or her employment other than for good reason, then the executive officer will receive his or her full base salary and all other compensation through the date of termination at the rate in effect at the time that the termination notice is given and we will have no further obligations to the executive officer. When the employment of an executive officer terminates in a situation that does not involve a change in control, the officer is entitled to receive the same benefits as any other terminating employee. This applies regardless of the reason for termination.

# Potential Payments Upon Termination, Death, or Disability

Our equity award agreements provide that if an executive is terminated as a result of death or permanent disability, he or she would be entitled to acceleration of vesting of outstanding stock options, RSUs, and PRSUs. With respect to PRSUs, executives are entitled to the target number of shares subject to the PRSUs, unless the death or disability occurs after a performance measurement period with respect to such PRSU. In such instance, the executive would be entitled to the number of shares based on the level of achievement actually certified by the Compensation and Talent Committee for such PRSUs.

The following table quantifies the amounts that would be payable to the NEOs upon termination of their employment. The amounts shown assume that the terminations were effective on the last day of our fiscal year, or November 2, 2024. The tables do not include the accumulated benefit under our DCP that would be paid to our NEOs described above under *Non-Qualified Deferred Compensation Plan*, or any other employee benefits, except to the extent that the officer is entitled to an additional benefit as a result of the termination. In addition, the tables do not include the value of vested but unexercised stock options held by each executive as of November 2, 2024. The actual amounts that would be paid out would depend on which options were exercised and, therefore, can only be determined at the time of the executive officer's termination of employment.

| | Involuntary not for cause termination or good reason following change in control ($) | Death ($) | Disability ($) |
|---|---:|---:|---:|
| **Vincent Roche** | | | |
| Cash Severance[1] | $ 3,588,000 | $ — | $ — |
| Variable Cash Incentive[2] | $ 3,151,092 | $ — | $ — |
| Value of Accelerated Vesting of Equity Awards[3][4] | $84,513,698 | $ 133,309,174 | $ 133,309,174 |
| Value of Medical and Other Benefits[5] | $ 16,127 | $ — | $ — |
| Excise Tax Gross Up[6] | $ — | $ — | $ — |
| **Total** | $91,268,917 | $ 133,309,174 | $ 133,309,174 |
| **Richard C. Puccio, Jr.** | | | |
| Cash Severance[1] | $ 2,003,300 | $ — | $ — |
| Variable Cash Incentive[2] | $ 195,513 | $ — | $ — |
| Value of Accelerated Vesting of Equity Awards[3][4] | $17,550,912 | $ 17,550,912 | $ 17,550,912 |
| Value of Medical and Other Benefits[5] | $ 2,864 | $ — | $ — |
| Excise Tax Gross Up | $ — | $ — | $ — |
| **Total** | $19,752,589 | $ 17,550,912 | $ 17,550,912 |
| **Gregory Bryant** | | | |
| Cash Severance[1] | $ 2,242,500 | $ — | $ — |
| Variable Cash Incentive[2] | $ 1,477,075 | $ — | $ — |
| Value of Accelerated Vesting of Equity Awards[3][4] | $36,194,275 | $ 37,690,070 | $ 37,690,070 |
| Value of Medical and Other Benefits[5] | $ 48,531 | $ — | $ — |
| Excise Tax Gross Up | $ — | $ — | $ — |
| **Total** | $39,962,381 | $ 37,690,070 | $ 37,690,070 |
| **Vivek Jain** | | | |
| Cash Severance[1] | $ 1,943,500 | $ — | $ — |
| Variable Cash Incentive[2] | $ 1,066,778 | $ — | $ — |
| Value of Accelerated Vesting of Equity Awards[3][4] | $18,442,235 | $ 19,454,001 | $ 19,454,001 |
| Value of Medical and Other Benefits[5] | $ 34,372 | $ — | $ — |
| Excise Tax Gross Up | $ — | $ — | $ — |
| **Total** | $21,486,885 | $ 19,454,001 | $ 19,454,001 |
| **Anelise Sacks** | | | |
| Cash Severance[1] | $ 1,868,750 | $ — | $ — |
| Variable Cash Incentive[2] | $ 1,025,746 | $ — | $ — |
| Value of Accelerated Vesting of Equity Awards[3][4] | $15,507,167 | $ 16,762,782 | $ 16,762,782 |
| Value of Medical and Other Benefits[5] | $ 48,460 | $ — | $ — |
| Excise Tax Gross Up | $ — | $ — | $ — |
| **Total** | $18,450,123 | $ 16,762,782 | $ 16,762,782 |

| | Involuntary not for cause termination or good reason following change in control ($) | Death ($) | Disability ($) |
|---|---|---|---|
| **James Mollica** | | | |
| Cash Severance[1] | $ 1,121,250 | $ — | $ — |
| Variable Cash Incentive[2] | $ 214,356 | $ — | $ — |
| Value of Accelerated Vesting of Equity Awards[3][4] | $ 2,150,854 | $ 2,180,427 | $ 2,180,427 |
| Value of Medical and Other Benefits[5] | $ 40,126 | $ — | $ — |
| Excise Tax Gross Up | $ — | $ — | $ — |
| **Total** | $ 3,526,586 | $ 2,180,427 | $ 2,180,427 |

[1] Cash severance based upon a multiplier of 299% of the NEO's base salary.

[2] Variable cash incentive based upon a multiplier of 299% of the sum of the NEO's total variable cash incentive payments made to him or her in the four fiscal quarters preceding termination.

[3] The value of accelerated unvested options as of November 2, 2024 is calculated by taking the difference between the closing price of our common stock on Nasdaq on the last trading day of the fiscal year ($225.48 on November 1, 2024) and the option exercise price and multiplying it by the number of accelerated options. For time- and performance-based RSUs the value represents the closing price of our common stock on the last trading day of the fiscal year multiplied by the number of accelerated units. For PRSUs, the number of accelerated units assumes (i) vesting at the target level if the termination event occurs prior to the end of the performance period for the applicable award and (ii) vesting at the level of achievement actually certified by the Compensation and Talent Committee, if the termination event occurs after the end of the applicable performance period for the award.

[4] As of November 2, 2024, upon termination by us without cause or by the NEO for good reason after a change in control event, (i) each of the NEOs would be entitled to acceleration of vesting of all outstanding unvested stock options or time-based RSUs and PRSUs granted under our 2020 Plan and our 2006 Plan and (ii) Mr. Jain would be entitled to acceleration of vesting of all outstanding unvested stock options or time-based RSUs and PRSUs granted under our 1996 Plan. As of November 2, 2024, in the event of the NEO's death, each of the NEOs would be entitled to acceleration of vesting of all outstanding unvested stock options or time-based RSUs and PRSUs granted under our 2020 Plan, our 2006 Plan, and our 1996 Plan, as applicable. As of November 2, 2024, in the event of the NEO's permanent disability, each of the NEOs would be entitled to acceleration of vesting of all outstanding unvested stock options or time-based RSUs and PRSUs granted under our 2020 Plan and our 2006 Plan, as applicable.

[5] Amounts include life, disability, dental, accident, and group health insurance benefit continuation for 24 months after a termination in connection with a change in control. The annual benefit costs for each executive are: $8,063 for Mr. Roche, $1,432 for Mr. Puccio, $24,266 for Mr. Bryant, $17,186 for Mr. Jain, $24,230 for Ms. Sacks, and $20,063 for Mr. Mollica.

[6] In calculating the excise tax gross-up amounts, we take into account Mr. Roche's earnings from ADI for the prior five years. We include the change in control cash severance and variable cash incentive, valuations of unvested stock options that become vested upon a change in control (using the fiscal year 2024 year-end closing stock price), valuations of time-based RSUs and PRSUs that become vested upon a change in control (using the fiscal year 2024 year-end closing stock price), and our estimated cost of medical and other benefits. Whether Mr. Roche will receive a gross-up amount will depend primarily on his earnings in the previous five years, which will vary depending on stock option exercise activity and amounts of salary and incentives deferred under the DCP. For fiscal year 2024, Mr. Roche was not subject to an excise tax gross-up amount because the total value of his benefits fell below the threshold for triggering the excess parachute payment excise tax. Since 2009, our executive compensation arrangements for new executives do not contain tax gross up provisions for excess parachute payments.

# CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our median employee and the annual total compensation of Vincent Roche our CEO and Chair.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our human resources system of records and the methodology described below. Because the SEC rules for identifying the median employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported below, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

To identify the median employee (excluding our CEO) in fiscal year 2024 and to determine such employee's annual total compensation, we used the following methodology and material assumptions, adjustments, and estimates:

▶ We selected November 2, 2024 as the date upon which we would identify the "median employee."

▶ We used our global employee population as of this date, which includes operators located in our manufacturing facilities around the world, including the Philippines.

▶ To identify the median employee (excluding our CEO), we used annual base salary and target variable cash incentive (or sales incentive) at a target of 1.0x of annual base salary. Base salaries were annualized for all permanent employees who were employees for less than the full fiscal year and not on an unpaid leave of absence as of the identification date.

▶ We identified and calculated the elements of the median employee's total compensation for fiscal year 2024 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

▶ We applied the exchange rate that we utilize in our accounting system, as of our fiscal year end (November 2, 2024), to convert foreign currency to U.S. dollars.

For fiscal year 2024, the annual total compensation of the same median employee was $49,925. The annual total compensation of our CEO for fiscal year 2024 was $22,436,615, which is the annual total compensation of our CEO reported in the "Total" column of the Summary Compensation Table. Based on this information, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all other employees was approximately 449 to 1.

# Pay Versus Performance

This section should be read in conjunction with the *Compensation Discussion and Analysis* in this Proxy Statement, which includes additional discussion of the objectives of our executive compensation programs and how they are aligned with our financial and operational performance.

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid to our principal executive officer (PEO) and our non-PEO NEOs, as defined by SEC rules (CAP), and certain of our financial performance measures. For further information concerning our pay-for-performance philosophy and how we align executive compensation with the company's performance, refer to the *Compensation Discussion and Analysis* section of this Proxy Statement.

## Pay Versus Performance Table

| Year[1] | Summary Compensation Table Total for PEO | Compensation Actually Paid to PEO[2] | Average Summary Compensation Table Total for non-PEO NEOs | Average Compensation Actually Paid to non-PEO NEOs[2] | Total Shareholder Return | Peer Group Total Shareholder Return[3] | Net Income (in millions) | OPBT Margin %[4] |
|---|---|---|---|---|---|---|---|---|
| | | | | | Value of Initial Fixed $100 Investment Based On: | | | |
| 2024 | $22,436,615 | $64,878,229 | $ 7,910,670 | $19,814,793 | $204.26 | $181.36 | $1,635 | 40.9% |
| 2023 | $25,543,635 | $27,377,381 | $ 8,288,714 | $ 8,309,933 | $142.97 | $131.46 | $3,315 | 48.9% |
| 2022 | $22,098,295 | $11,380,249 | $14,285,882 | $17,099,323 | $126.62 | $122.16 | $2,749 | 49.4% |
| 2021 | $30,824,323 | $59,568,116 | $ 6,010,914 | $10,201,627 | $148.90 | $167.86 | $1,390 | 42.4% |

[1] Vincent Roche is the PEO for fiscal years 2024, 2023, 2022, and 2021. The non-PEO NEOs reflect the following individuals in each year:

2024: Richard Puccio Jr., Gregory Bryant, Vivek Jain, Anelise Sacks, James Mollica

2023: Prashanth Mahendra-Rajah, Gregory Bryant, Vivek Jain, Anelise Sacks

2022: Prashanth Mahendra-Rajah, Gregory Bryant, Vivek Jain, Anelise Sacks

2021: Prashanth Mahendra-Rajah, Martin Cotter, John Hassett, Greg Henderson, Anelise Sacks

[2] "Compensation Actually Paid" to the PEO and non-PEO NEOs reflects adjustments from total compensation reported in the Summary Compensation Table in the table below. The amounts reflected for fiscal years 2021-2023 have been revised from the amounts previously reported in last year's Proxy Statement in order to incorporate administrative corrections in the calculation of fair value for certain stock and option awards.

| | 2024 | | 2023 | | 2022 | | 2021 | |
|---|---|---|---|---|---|---|---|---|
| | PEO ($) | Average of non-PEO NEOs ($) | PEO ($) | Average of non-PEO NEOs ($) | PEO ($) | Average of non-PEO NEOs ($) | PEO ($) | Average of non-PEO NEOs ($) |
| **Summary Compensation Table Total** | 22,436,615 | 7,910,670 | 25,543,635 | 8,288,714 | 22,098,295 | 14,285,882 | 30,824,323 | 6,010,914 |
| *Adjustments for Stock and Option Awards:* | | | | | | | | |
| Subtraction: Value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table | (19,999,288) | (6,930,814) | (19,997,672) | (5,961,815) | (15,000,172) | (11,675,243) | (25,709,208) | (4,227,970) |
| Addition: Year-end fair value of equity awards granted during the covered fiscal year that were outstanding and unvested at the covered fiscal year end | 21,619,188 | 7,651,058 | 10,652,649 | 3,394,259 | 17,591,835 | 13,943,196 | 37,910,145 | 5,760,968 |
| Addition (Subtraction): Year-over-year change in fair value at covered fiscal year end of equity awards granted in prior fiscal years that were outstanding and unvested at the covered fiscal year end | 32,815,641 | 3,698,421 | 3,797,427 | 1,460,174 | (10,818,041) | 676,479 | 13,210,982 | 2,119,798 |
| Addition (Subtraction): Change as of the vesting date (from the end of the prior fiscal year) in fair value of equity awards granted in prior fiscal years that vested in the covered fiscal year | 8,006,073 | 7,485,458 | 7,381,342 | 1,128,602 | (2,491,667) | (130,992) | 3,331,874 | 537,918 |
| **Compensation Actually Paid (as calculated)** | 64,878,229 | 19,814,793 | 27,377,381 | 8,309,933 | 11,380,249 | 17,099,323 | 59,568,116 | 10,201,627 |

"Compensation Actually Paid" does not correlate to the total amount of cash of equity compensation realized during each fiscal year and is different from "realizable" or "realized" compensation as reported in the *Compensation Discussion and Analysis*. Instead, it is a nuanced calculation that includes the increase or decrease in value of certain elements of compensation over each fiscal year, including compensation granted in a prior fiscal year, in accordance with Item 402(v) of Regulation S-K. Given a significant amount of "Compensation Actually Paid" is dependent on our stock price at a specific point in time, it is important to note that the values could have been dramatically different if other measurement dates were chosen. The amount of compensation ultimately received may, in fact, be different from the amounts disclosed in these columns of the Pay Versus Performance Table.

(3) The peer group TSR set forth in this table utilizes the S&P Semiconductors Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report on Form 10-K for the year ended November 2, 2024. The comparison assumes $100 was invested for the period starting October 31, 2020, through the end of the listed year in ADI and in the S&P Semiconductors Index. Historical stock price performance is not necessarily indicative of future stock performance.

(4) OPBT Margin represents the most important financial performance measure (that is not otherwise required to be disclosed in the table) used by us to link CAP to our NEOs, including our PEO, to our performance for the most recently completed fiscal year. OPBT Margin is a non-GAAP measure and is calculated as Adjusted Operating Margin excluding acquisition-related expenses, acquisition-related transaction costs, and special charges. For a reconciliation of OPBT Margin to the most directly comparable GAAP financial measure and insight into how OPBT Margin is considered by management, please see Appendix B of this Proxy Statement.

# Tabular List of Financial Performance Measures

As described in greater detail in the *Compensation Discussion and Analysis* section of this Proxy Statement, our executive compensation programs reflect a pay-for-performance philosophy. We utilize metrics for our short- and long-term incentive compensation programs based on an objective of driving profitable growth and increasing shareholder value. Listed below are the financial performance measures which, in our assessment, represent the most important performance measures we used to link CAP in fiscal year 2024 to our NEOs, including our PEO, to company performance. Of these measures, we have identified OPBT Margin as the most important of our financial performance measures.

▶ OPBT Margin*

▶ Revenue Growth

▶ Adjusted Operating Income*

▶ Relative Total Shareholder Return (TSR)

\* OPBT Margin and Adjusted Operating Income are not prepared in accordance with GAAP. For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures and insight into how these non-GAAP measures are considered by management, please see Appendix B of this Proxy Statement.

# Pay Versus Performance: Graphical Description

The charts below provide a graphical description of CAP paid to our PEO and non-PEO NEOs (as calculated in accordance with the SEC rules) and in relationship to the following performance measures:

▶ ADI's cumulative TSR and the S&P Semiconductors Index cumulative TSR;

▶ ADI's Net Income; and

▶ ADI's OPBT Margin.

## CAP and Cumulative TSR / Cumulative TSR of the Peer Group



## CAP and Net Income



## CAP and OPBT Margin



# Audit Matters

PROPOSAL 3

## Ratification of the Selection of Ernst & Young LLP as Independent Registered Public Accounting Firm for the Company's Fiscal Year Ending November 1, 2025

Our Audit Committee is directly responsible for the appointment, compensation, retention and oversight of ADI's independent registered public accounting firm. To execute this responsibility, the Audit Committee engages in an annual evaluation of the independent registered public accounting firm's qualifications, performance, and independence and whether the retention of the independent public accounting firm is in the best interests of the company and our shareholders.

**Our Board of Directors unanimously recommends that you vote FOR the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2025.**

## Overview

Our Audit Committee has selected the firm of Ernst & Young LLP, independent registered public accounting firm, as our auditors for the fiscal year ending November 1, 2025 (fiscal year 2025). We have engaged Ernst & Young LLP, or its predecessor firms, to serve as our independent registered public accounting firm continuously since 1967. Through Ernst & Young LLP's years of experience with ADI, Ernst & Young LLP has gained institutional knowledge of and deep expertise regarding ADI's global operations, accounting policies and practices, and internal control over financial reporting, which enables efficiency with the annual audit and benefits the company. In accordance with SEC rules and Ernst & Young LLP policies, the firm's lead engagement partner rotates every five years. Our Audit Committee and its Chair are directly involved in the selection of Ernst & Young LLP's lead engagement partner. The Audit Committee also has the sole authority to approve all engagement fees paid to our independent registered public accounting firm.

The Audit Committee and our Board of Directors believe that the continued retention of Ernst & Young LLP as our independent registered public accounting firm is in the best interests of the company and our shareholders, and we are asking our shareholders to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2025. Although shareholder approval of the selection of Ernst & Young LLP is not required by law, our Board of Directors believes that it is advisable to give shareholders an opportunity to ratify this selection. If this proposal is not approved by our shareholders at the Annual Meeting, our Audit Committee will reconsider its selection of Ernst & Young LLP. Even if the selection is ratified, the Audit Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such change would be in the best interests of the company and our shareholders.

Representatives of Ernst & Young LLP are expected to attend the Annual Meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from shareholders.

# Independent Registered Public Accounting Firm Fees

The following table presents the aggregate fees billed for services rendered by Ernst & Young LLP, our independent registered public accounting firm, for fiscal year 2024 and fiscal year 2023.

| Name | Fiscal Year 2024 | Fiscal Year 2023 |
|---|---|---|
| Audit Fees | $ 8,844,000 | $ 7,743,000 |
| Audit-Related Fees | $ 144,000 | $ 139,000 |
| Tax Fees | $ 1,565,000 | $ 3,160,000 |
| All Other Fees | $ 9,000 | $ 8,000 |
| Total Fees | $10,562,000 | $11,050,000 |

## Audit Fees

These are fees related to professional services rendered in connection with the audit of our consolidated financial statements, the audit of the effectiveness of our internal control over financial reporting, the reviews of our interim financial statements included in each of our Quarterly Reports on Form 10-Q, international statutory audits, assistance with registration statements and other periodic filings, and accounting consultations that relate to the audited financial statements and are necessary to comply with U.S. generally accepted accounting principles.

## Audit–Related Fees

These are fees for assurance and related services and consisted primarily of audits of employee benefit plans, accounting matters not related to the annual audit, and attestation services that are not required by statute or regulation.

## Tax Fees

These are fees for tax advice and services, including transfer pricing services, assistance with preparation of certain income tax returns, tax advice and planning, and assistance with domestic and international tax audits. Included in this amount are fees of $90,000 in fiscal year 2024 and $300,000 in fiscal year 2023, for tax compliance services for our international affiliates and tax return preparation services for our expatriate employees on international assignments. Ernst & Young LLP does not provide tax services to any person in a financial reporting oversight role at ADI.

## All Other Fees

These are fees for services other than the services reported above.

# Audit Committee's Pre-Approval Policy and Procedures

The Audit Committee of our Board of Directors has adopted policies and procedures for the pre-approval of audit and non-audit services for the purpose of maintaining the independence of our independent registered public accounting firm. We may not engage our independent registered public accounting firm to render any audit or non-audit service unless either the service is approved in advance by the Audit Committee or the engagement to render the service is entered into pursuant to the Audit Committee's pre-approval policies and procedures. On an annual basis, the Audit Committee may pre-approve services that are expected to be provided to ADI by the independent registered public accounting firm during the following 12 months. At the time the pre-approval is granted, the Audit Committee must (1) identify the particular pre-approved services in a sufficient level of detail so that management will not be called upon to make a judgment as to whether a proposed service fits within the pre-approved services and (2) establish a monetary limit with respect to each particular pre-approved service, which limit may not be exceeded without obtaining further pre-approval under the policy. At regularly scheduled meetings of the Audit Committee, management or the independent registered public accounting firm must report to the Audit Committee regarding each service actually provided to ADI.

The Audit Committee is empowered to pre-approve all audit services to be provided to ADI and all other services to be provided to ADI by our independent registered public accounting firm. The Audit Committee has delegated authority to the Chair of the Audit Committee to pre-approve any audit or non-audit services to be provided to ADI by the independent registered public accounting firm for which the cost is less than $100,000. During fiscal year 2024 and fiscal year 2023, all services provided to ADI by Ernst & Young LLP were pre-approved in accordance with the pre-approval policies and procedures described above.

# Audit Committee Report

The Audit Committee of the Board of Directors assisted the Board of Directors' oversight of (i) the integrity of our financial statements and ADI's systems of internal control over financial reporting and disclosure controls and procedures, (ii) the qualifications and independence of our independent registered public accounting firm, and (iii) the performance of our internal audit function and independent registered public accounting firm. The Audit Committee also met privately with our independent registered public accounting firm and our Managing Director of Internal Audit to discuss our financial statements and disclosures, accounting policies and their application, internal control over financial reporting, and other matters of importance to the Audit Committee, the independent registered public accounting firm and the internal auditors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal control over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements contained in our Annual Report on Form 10-K and the quarterly financial statements during fiscal year 2024, including the specific disclosures in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations." These discussions also addressed the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The Audit Committee reported on these meetings to our Board of Directors. The Audit Committee also selected and appointed our independent registered public accounting firm, reviewed the performance of the independent registered public accounting firm during the annual audit and on assignments unrelated to the audit, assessed the independence of the independent registered public accounting firm and reviewed and approved the independent registered public accounting firm's fees. The Audit Committee also has adopted policies and procedures for the pre-approval of audit and non-audit services for the purpose of maintaining the independence of our independent registered public accounting firm. The Audit Committee operates under a written charter adopted by our Board of Directors.

The Audit Committee reviewed with our independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee has discussed with the independent registered public accounting firm (i) the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC and (ii) the independent registered public accounting firm's independence from ADI and its management, including the matters in the written disclosures and the letter we received from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence. The Audit Committee considered the appropriateness of the provision of non-audit services by the independent registered public accounting firm relative to their independence.

Based on its review and discussions referred to above, the Audit Committee recommended to our Board of Directors (and the Board of Directors approved) that our audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended November 2, 2024. The Audit Committee also selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending November 1, 2025.

**Audit Committee**

**Karen M. Golz, Chair**
**Peter B. Henry**
**Mercedes Johnson**

# Beneficial Ownership of Common Stock

## Security Ownership of Certain Beneficial Owners

The following table lists information about those holders known to ADI to be the beneficial owners of 5% or more of our outstanding shares of common stock as of January 8, 2025:

| Name and Address of Beneficial Owner | Shares Beneficially Owned | Percent of Common Stock Beneficially Owned[1] |
|---|---|---|
| 5% Shareholders: | | |
| Vanguard Group Inc.[2]<br>100 Vanguard Boulevard<br>Malvern, Pennsylvania 19355 | 45,553,980 | 9.2% |
| BlackRock Inc.[3]<br>55 East 52nd Street<br>New York, New York 10055 | 38,733,607 | 7.8% |

[1] The percent ownership for each shareholder on January 8, 2025 is calculated by dividing (1) the total number of shares beneficially owned by the shareholder by (2) the number of shares of our common stock outstanding on January 8, 2025 (496,107,497 shares).

[2] Based solely on an Amendment No. 10 to Schedule 13G filed by The Vanguard Group, Inc. on February 13, 2024 reporting stock ownership as of December 29, 2023. The Vanguard Group, Inc. also reported that, as of December 29, 2023, it had sole dispositive power for 43,517,513 shares, shared voting power for 611,236 shares and shared dispositive power with respect to 2,036,467 shares.

[3] Based solely on an Amendment No. 11 to Schedule 13G filed by BlackRock, Inc. on January 26, 2024 reporting stock ownership as of December 31, 2023. BlackRock, Inc. also reported that, as of December 31, 2023, it had sole voting power with respect to 35,303,358 shares and sole dispositive power for 38,733,607 shares.

# Security Ownership of Directors and Executive Officers

The following table lists information as of January 8, 2025, about the beneficial ownership of common stock by each director or director nominee, by each executive officer named in the Summary Compensation Table included in this Proxy Statement, and by all of the directors and executive officers of ADI as a group. In the below table, fractional shares have been rounded up to the nearest whole share.

| Name and Address of Beneficial Owner[1] | Shares Beneficially Owned[2] | Shares Acquirable Within 60 Days[3] | Total Beneficial Ownership | Percent of Common Stock Beneficially Owned[4] |
|---|---|---|---|---|
| André Andonian | 2,033 | — | 2,033 | * |
| Gregory Bryant | 9,476 | — | 9,476 | * |
| James A. Champy[5] | 46,202 | — | 46,202 | * |
| Edward H. Frank[6] | 9,753 | — | 9,753 | * |
| Laurie H. Glimcher | 4,758 | — | 4,758 | * |
| Karen M. Golz | 9,907 | — | 9,907 | * |
| Peter B. Henry | 314 | — | 314 | * |
| Vivek Jain | 5,804 | 2,289 | 8,093 | * |
| Stephen M. Jennings | 888 | — | 888 | * |
| Mercedes Johnson | 7,836 | — | 7,836 | * |
| James Mollica | 545 | — | 545 | * |
| Richard C. Puccio, Jr. | 19 | — | 19 | * |
| Vincent Roche[7] | 100,326 | 460,329 | 560,655 | * |
| Anelise Sacks | 22,069 | 6,274 | 28,343 | * |
| Ray Stata[8] | 832,935 | 16,100 | 849,035 | * |
| Andrea F. Wainer[9] | 301 | — | 301 | * |
| Susie Wee | 6,979 | — | 6,979 | * |
| All directors and executive officers as a group (16 persons, consisting of 5 executive officers and 11 non-employee directors)[10] | 1,072,689 | 574,200 | 1,646,889 | * |

* Represents less than 1% of the outstanding shares of our common stock.

[1] Unless otherwise indicated, the address of each beneficial owner listed is c/o Analog Devices, Inc., One Analog Way, Wilmington, Massachusetts 01887.

[2] For each person, the "Shares Beneficially Owned" column may include shares of common stock attributable to the person because of that person's voting or investment power. Unless otherwise indicated, each person in the table has sole voting and investment power over the shares listed. The inclusion in the table of any shares, however, does not constitute an admission of beneficial ownership of those shares by the named shareholder.

[3] The number of shares of common stock beneficially owned by each person is determined under applicable SEC rules. Under these rules, a person is deemed to have "beneficial ownership" of any shares over which that person has or shares voting or investment power, plus any shares that the person has the right to acquire within 60 days, including through the exercise of stock options. Unless otherwise indicated, for each person named in the table, the number in the "Shares Acquirable within 60 Days" column consists of shares covered by stock options that may be exercised and RSUs that vest within 60 days after January 8, 2025.

[4] The percent ownership for each shareholder on January 8, 2025 is calculated by dividing (1) the total number of shares beneficially owned by the shareholder by (2) the number of shares of our common stock outstanding on January 8, 2025 (496,107,497 shares) plus any shares acquirable (including exercisable stock options) by the shareholder in question within 60 days after January 8, 2025.

[5] Includes 38,316 shares held in trust for the benefit of Mr. Champy's spouse and son, as to which Mr. Champy disclaims beneficial ownership.

[6] Includes 6,000 shares held by irrevocable trusts for the benefit of Dr. Frank's daughters, of which Dr. Frank is a trustee.

[7] Includes 34,828 shares held by the Vincent Roche 2023 Grantor Retained Annuity Trust dated August 25, 2023 and 43,515 shares held in the Vincent Roche 2024 Grantor Retained Annuity Trust dated October 3, 2024.

[8] Includes 652,221 shares held by Mr. Stata's spouse, as to which Mr. Stata disclaims beneficial ownership. Includes 643,396 shares held by Mr. Stata's spouse and 133,138 shares held directly by Mr. Stata that are pledged as collateral for a line of credit from a bank. Since January 2013, we have prohibited our directors and executive officers from future pledging of their company securities as collateral for a loan.

[9] Includes 50 shares held by Ms. Wainer's spouse.

[10] All directors and executive officers as a group disclaim beneficial ownership of a total of 690,537 shares.

# Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our executive officers, directors and the holders of more than 10% of our common stock to file with the SEC initial reports of ownership of our common stock and other equity securities on a Form 3 and reports of changes in such ownership on a Form 4 or Form 5. To our knowledge, based solely on a review of reports filed pursuant to Section 16(a) and written representations by the persons required to file these reports, all filing requirements of Section 16(a) were satisfied on a timely basis with respect to fiscal year 2024, with the exception of the following: due to an administrative error, one Form 4 for Michael Sondel, our Corporate Vice President and Chief Accounting Officer, was filed one day late, reporting the vesting of PRSUs and RSUs and the related dispositions to ADI to satisfy tax withholding obligations.

# Equity Award Program Description

Our equity award program is a broad-based, long-term employee retention program that is intended to attract, retain and motivate our employees, executive officers, and directors and to align their interests with those of our shareholders. Our shareholders approved our 2020 Plan at our 2020 annual meeting of shareholders held on March 11, 2020. Under our 2020 Plan, we may grant options to purchase shares of our common stock, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to all employees, executive officers, directors, consultants, and advisors of ADI. All stock options have a maximum term of ten years, and for employees, generally vest in four equal installments on each of the first, second, third and fourth anniversaries of the date of grant, subject to full or partial acceleration upon death, disability or a change in control. The 2020 Plan does not permit us to grant options at exercise prices that are below the fair market value of our common stock on the date of grant. Generally, our employee time-based RSUs vest in four equal installments on each of the first, second, third and fourth anniversaries of the date of grant. Our Relative TSR PRSUs have a three-year performance period under which the number of shares of ADI common stock received following vesting, if any, will be based on ADI's TSR performance measured against the median TSR of a comparator group of companies over the three-year period. The Financial Metric PRSUs that we granted during fiscal year 2024 have a three-year vesting period under which the number of shares of ADI common stock received following vesting, if any, will be based on ADI's achievement of non-GAAP OPBT targets set by the Compensation and Talent Committee over a three-year cumulative performance period. RSUs and PRSUs granted under the 2020 Plan are subject to full or partial acceleration upon death, disability, or a change in control.

Under our 2006 Plan, we granted options to purchase shares of our common stock, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to all employees, executive officers, directors, consultants, and advisors of ADI. The 2006 Plan expired by its terms on March 12, 2021, but awards outstanding under the 2006 Plan will remain in effect. We have not granted any new awards under the 2006 Plan since our shareholders approved our 2020 Plan on March 11, 2020. All stock options have a term of ten years, and for employees, generally vest in four equal installments on each of the first, second, third and fourth anniversaries of the date of grant, subject to full or partial acceleration upon death, disability or a change in control. The 2006 Plan did not permit us to grant options at exercise prices that are below the fair market value of our common stock on the date of grant. Generally, our employee time-based RSUs vest in four equal installments on each of the first, second, third and fourth anniversaries of the date of grant. Our Relative TSR PRSUs have three-year performance periods under which the number of shares of ADI common stock received following vesting, if any, will be based on ADI's TSR performance measured against the median TSR of a comparator group of companies over the three-year period. Our Financial Metric PRSUs have a three-year vesting period under which the number of shares of ADI common stock received following vesting, if any, will be based on ADI's achievement of non-GAAP OPBT targets set by the Compensation and Talent Committee for one-year, two-year cumulative and three-year cumulative performance periods. RSUs granted under the 2006 Plan are subject to full or partial acceleration upon death, disability, or a change in control.

Under our 2010 Plan, which we assumed as part of the Linear Technology acquisition, we granted options to purchase shares of our common stock, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to legacy Linear Technology employees. The 2010 Plan expired by its terms on September 15, 2020, but awards outstanding under the 2010 Plan will remain in effect. We have not granted any new awards under the 2010 Plan since our shareholders approved our 2020 Plan on March 10, 2020. All stock options have a term of ten years, and for employees, generally vest in four equal installments on each of the first, second, third and fourth anniversaries of the date of grant, subject to full or partial acceleration upon death or disability. The 2010 Plan did not permit us to grant options at exercise prices that are below the fair market value of our common stock on the date of grant. Generally, our employee time-based RSUs vest in four equal installments on each of the first, second, third and fourth anniversaries of the date of grant. RSUs under the 2010 Plan are subject to full or partial acceleration upon death or disability. The Compensation and Talent Committee has discretion to determine the treatment of outstanding awards under the 2010 Plan in the event of a change in control.

In connection with the Maxim acquisition, we assumed and amended and restated the Maxim Amended and Restated 1996 Stock Incentive Plan. We also assumed Maxim's existing share reserve under the 1996 Plan. The 1996 Plan expired by its terms on August 11, 2024, but awards outstanding under the 1996 Plan will remain in effect. Under the 1996 Plan we were permitted to grant options to purchase shares of our common stock, restricted stock, restricted stock units and other stock-based awards. There are no stock options outstanding under the 1996 Plan. Employee time-based RSUs and RSAs previously granted by Maxim under the 1996 Plan continue to vest on the same schedule provided under the original

Maxim awards. New RSUs typically will vest in four equal installments on each of the first, second, third and fourth anniversaries of the date of grant. Generally, stock options, RSUs, and RSAs under the 1996 Plan are subject to full acceleration upon death.

Our shareholders approved our ESPP at our 2022 annual meeting of shareholders, which provides for 5,000,000 shares of our common stock to be available for purchase by eligible employees in accordance with the terms of the plan. The ESPP permits eligible employees to purchase shares of our common stock at a discount during consecutive six-month plan periods. Our Board of Directors, the Compensation and Talent Committee, or its delegate will determine the purchase price of the shares in a given plan period, including whether such purchase price will be determined based on the lesser of the closing price of our common stock on the first business day of the plan period and the last business day of the plan period, or will be based solely on the closing price of our common stock on the last day of the plan period; provided, however, that such purchase price shall be, in either case, (i) at least 85% of the applicable closing price in the case of a Section 423 offering under the Internal Revenue Code and (ii) at least 80% of the applicable closing price in the case of a nonqualified offering under the Internal Revenue Code. Employee contributions are made through payroll deductions or other contributions at a specified whole percentage of the participating employee's compensation, subject to a minimum permitted percentage of 1% and a maximum permitted percentage of 20%. Our Board of Directors, the Compensation and Talent Committee or its delegate may, in its discretion, designate a higher minimum, and/or a lower maximum, contribution rate.

We can make equity award grants to executive officers and directors only from shareholder-approved plans after the Compensation and Talent Committee reviews and approves the grants. All members of the Compensation and Talent Committee are independent directors, as defined by the Nasdaq Rules.

# Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of November 2, 2024 about the securities that may be issued under outstanding equity awards, or authorized for future issuance, as applicable, under our 2020 Plan and the ESPP, and the securities that may be issued under outstanding equity awards under our 2006 Plan, our 2010 Plan, which was assumed in connection with the Linear Technology acquisition, and our 1996 Plan, which was assumed in connection with the Maxim acquisition.

| Plan Category | (a)<br><br>Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights | (b)<br><br>Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights | (c)<br><br>Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) |
|---|---|---|---|
| Equity compensation plans approved by shareholders | 5,481,925 [1] | $81.66 [2] | 17,594,787 [3] |
| Equity compensation plans not approved by shareholders[4] | 638,059 [4] | $ — | — |
| Total | 6,119,984 | $81.66 [2] | 17,594,787 |

[1] Includes (i) 837,360 shares for awards under our 2006 Plan and (ii) 4,644,565 shares for awards under our 2020 Plan that were outstanding on November 2, 2024.

[2] The weighted average exercise price of outstanding options, warrants and rights excludes RSUs, which do not have an exercise price.

[3] Our 2020 Plan, which was approved by shareholders in March 2020, allows for the issuance of 9,585,500 shares of our common stock, plus such additional number of shares of our common stock (up to 20,857,992) as is equal to the sum of (x) the number of shares of common stock reserved for issuance under the 2006 Plan and the 2010 Plan that remained available for grant under such plan immediately prior to the date that the 2020 Plan was approved by our shareholders and (y) the number of shares of common stock subject to awards granted under the 2006 Plan and the 2010 Plan, which awards expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right. Includes 4,086,596 shares remaining available for future issuance under the ESPP. Does not include purchase rights accruing under the ESPP as of November 2, 2024, since the purchase rights (and therefore the number shares to be purchased) were not determinable until the end of the purchase period.

[4] In connection with the acquisition of Linear Technology in March 2017, we assumed the 2010 Plan and issued approximately 2.1 million RSUs and RSAs under the 2010 Plan in replacement of outstanding and unvested Linear Technology equity awards under such plan. The 2010 Plan expired by its terms on September 15, 2020, but awards outstanding under the 2010 Plan will remain in effect. In connection with the acquisition of Maxim in August 2021, we assumed the 1996 Plan. Awards granted by Maxim under the 1996 Plan based on shares of Maxim common stock converted to awards based on shares of ADI common stock upon consummation of the acquisition based on an exchange ratio set forth in the merger agreement. The 1996 Plan expired by its terms on August 11, 2024, but awards outstanding under the 1996 Plan will remain in effect.

# Approval of Amendments to our Articles of Organization

**Our Board of Directors unanimously recommends that you vote FOR the approval of amendments to our Articles of Organization to lower the voting requirement for certain matters from a supermajority to a simple majority voting standard.**

Under the Massachusetts Business Corporation Act, unless a corporation's articles of organization provide for a different percentage, the affirmative vote of at least two-thirds of the outstanding shares of the corporation entitled to vote is required for certain matters, as described below. Currently, ADI's articles of organization do not provide for a different percentage and the supermajority default under state law is applicable to any shareholder votes on these matters.

After careful consideration and review, our Board of Directors has determined, subject to shareholder approval, to amend our articles of organization to provide that each matter for which Massachusetts corporate law provides a default supermajority voting standard will be decided by a simple majority standard.

While the Board of Directors believes that certain fundamental matters should not be taken without the support of a substantial proportion of our shareholders, the Board of Directors is committed to corporate governance best practices and effectively addressing issues that matter to our shareholders. In determining to recommend the amendments, the Board of Directors considered the view of shareholders who believe that supermajority voting provisions are inconsistent with corporate governance best practices because they may limit the ability of a simple majority of shareholders to take certain actions by essentially providing a veto to a large minority of the shareholders. The Board of Directors also considered views noting the difficulty of obtaining a two-thirds vote, and those suggesting that a lower shareholder voting threshold can increase shareholders' ability to participate effectively in corporate governance. At the 2024 Annual Meeting, a significant majority of our shareholders approved a proposal asking us to implement a simple majority voting standard rather than the state law default supermajority vote requirements.

On December 10, 2024, the Board of Directors adopted resolutions approving and declaring the advisability of adopting amendments to our articles of organization and recommends that shareholders approve the amendments by voting in favor of this proposal. The amendments provide that for any shareholder vote required in connection with:

(i) amendments to the articles of organization; and

(ii) (A) the sale, lease, exchange or other disposal of all or substantially all of the Company's property; (B) a merger or consolidation of the Company with or into another entity; (C) a share exchange with any other entity; (D) a voluntary dissolution of the Company; or (E) a plan of domestication or conversion of the Company,

the voting standard will be the affirmative vote of a majority of the outstanding shares of capital stock of the Company entitled to vote on such matter. This is the lowest voting standard allowed under Section 7.27(b) of the Massachusetts Business Corporation Act for these matters.

If this proposal is approved by our shareholders, the amendments will become effective upon filing of Restated Articles of Organization (the Restated Articles) with the Secretary of the Commonwealth of Massachusetts, which we will make promptly after the Annual Meeting.

The form of the Restated Articles is attached as Appendix A to this Proxy Statement, with additions of text implementing the proposed amendments indicated by underlining. The above descriptions of the amendments are qualified in their entirety by reference to the actual text of the Restated Articles set forth in Appendix A.

**Vote Required**

This proposal requires the affirmative vote of at least two-thirds of our outstanding shares. Abstentions and broker non-votes will have the same effect as a vote against the proposal.

# Q&A About Annual Meeting and Voting

**Q: What is the purpose of the Annual Meeting?**

**A:** At the Annual Meeting, shareholders will consider and vote on the following matters:

1. The election of the 11 nominees named in this Proxy Statement to our Board of Directors, each for a term expiring at the next annual meeting of shareholders.

2. The approval, by non-binding "say-on-pay" vote, of the compensation of our NEOs, as described in the *Compensation Discussion and Analysis*, executive compensation tables and accompanying narrative disclosures in this Proxy Statement.

3. The ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending November 1, 2025.

4. Shareholder proposal regarding simple majority vote, if properly presented at the Annual Meeting.

The shareholders will also act on any other business that may properly come before the meeting or any postponement, adjournment, rescheduling, or continuation of the Annual Meeting.

**Q: Who can vote?**

**A:** To be able to vote, you must have been an ADI shareholder of record at the close of business on January 3, 2025. This date is the record date for the Annual Meeting. The number of shares entitled to vote on each proposal at the Annual Meeting is 496,145,962 shares of our common stock.

**Q: How many votes do I have?**

**A:** Each share of our common stock that you own on the record date entitles you to one vote on each matter that is voted on.

**Q: Is my vote important?**

**A:** Yes. Your vote is important no matter how many shares you own. Please take the time to vote. Take a moment to read the instructions below. Choose the way to vote that is easiest and most convenient for you and cast your vote as soon as possible.

**Q: How do I vote?**

**A:** If you are the "record holder" of your shares, meaning that you own your shares in your own name and not through a bank, broker, or other nominee, you may vote in one of four ways.

1. By Internet. If you have Internet access, you may vote by proxy from any location in the world by going to proxyvote.com and following the Internet voting instructions on the Notice of Internet Availability of Proxy Materials or the proxy card. Proxies submitted via the Internet must be received by 11:59 p.m. Eastern Time on March 11, 2025.

2. By telephone. You may vote by proxy by calling 1-800-690-6903 toll-free within the United States, U.S. territories and Canada and following the instructions provided by the recorded message. Proxies submitted via telephone must be received by 11:59 p.m. Eastern Time, on March 11, 2025.

3. By mail. If you received a printed proxy card, you may vote by proxy by completing and signing the proxy card and promptly mailing it in the enclosed postage-prepaid envelope. You do not need to put a stamp on the enclosed envelope if you mail it in the United States. The shares you own will be voted according to your instructions on the proxy card that you mail. **If you return the proxy card, but do not give any instructions on a particular matter described in this Proxy Statement, the shares you own will be voted in accordance with the recommendations of our Board of Directors.** The Board of Directors recommends that you vote FOR each director nominee and FOR each of Proposals 2, 3, and 4.

4. In person. If you attend the Annual Meeting, you may vote by delivering your completed proxy card in person or by completing a ballot. Ballots will be available at the Annual Meeting.

**Q: Can I vote if my shares are held in "street name"?**

**A:** If the ADI shares that you own are held in "street name" by a bank, broker or other nominee, your bank, broker or other nominee is considered, with respect to those shares, the record holder of your shares, and is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the instructions that your bank, broker or other nominee provides you. Many banks, brokers or other nominees also offer the option of submitting voting instructions over the Internet or by telephone, instructions for which would be provided by your bank, broker, or other nominee on your voting instruction form.

If you hold shares through an account with a broker, the voting of shares by such broker when you do not provide voting instructions is governed by applicable stock exchange rules. These rules allow brokers to vote shares at their discretion on certain matters for which their customers do not provide voting instructions. The ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2025 (Proposal 3) is a proposal on which your broker is expected to be able to vote even if it does not receive instructions from you, so long as it holds your shares in its name. The election of directors (Proposal 1), the "say-on-pay" advisory vote (Proposal 2), and the approval of the amendments to our Articles of Organization (Proposal 4) are proposals on which your bank, broker, or other nominee may not vote if you do not instruct your bank, broker, or other nominee how to vote with respect to these proposals. "Broker non-votes" are shares that are held in "street name" by a bank, broker, or other nominee that indicates on its proxy that it does not have or did not exercise discretionary authority to vote on a particular proposal.

If your shares are held in "street name" as of the record date January 3, 2025, you must bring an account statement or letter from your broker or other nominee, showing that you are the beneficial owner of the shares as of the record date in order to be admitted to the Annual Meeting on March 12, 2025. To be able to vote your shares held in "street name" at the Annual Meeting, you need to obtain a legal proxy from your bank, broker, or other nominee, issued in your name giving the right to vote your shares.

**Q: Can I change my vote or revoke my proxy after I have mailed my proxy card or after I have voted my shares over the Internet or by telephone?**

**A:** Yes. If you are the "record holder" of your shares, you can revoke your proxy or change your vote at any time before the polls close at the Annual Meeting by doing any one of the following things:

▶ voting by proxy over the Internet or by telephone as instructed above (only your latest Internet or telephone vote is counted);

▶ signing and returning another proxy card with a later date;

▶ giving our Secretary a written notice before the meeting that you want to revoke your proxy; or

▶ attending the Annual Meeting, requesting that your proxy be revoked and voting in person as instructed above.

Your attendance at the Annual Meeting alone will not revoke your proxy.

If your shares are held in "street name," you may submit a new, later-dated voting instruction form or contact your bank, broker, or other nominee. You may also vote in person at the Annual Meeting if you obtain a legal proxy as described in the answer to the question entitled "Can I vote if my shares are held in 'street name'"?

**Q: What constitutes a quorum?**

**A:** In order for business to be conducted at the Annual Meeting, a quorum must be present in person or represented by valid proxies. For each of the proposals to be presented at the Annual Meeting, a quorum consists of the holders of a majority of the shares of common stock issued and outstanding on January 3, 2025, the record date, or at least 248,072,982 shares.

Shares of common stock represented in person or by proxy (including "broker non-votes" and shares that abstain or do not vote with respect to a particular proposal) will be counted for the purpose of determining whether a quorum exists at the Annual Meeting for that proposal. If a quorum is not present, the Annual Meeting will be adjourned until a quorum is obtained.

**Q: What vote is required for each proposal?**

**A:** **Election of directors (Proposal 1).** Under our Bylaws, a nominee will be elected to the Board of Directors if the votes cast "for" the nominee's election exceed the votes cast "against" the nominee's election, with abstentions and "broker non-votes" not counting as votes "for" or "against." If the shares you own are held in "street name" by a bank, broker, or other nominee, your bank, broker, or other nominee, as the record holder of your shares, is required to vote your shares according to your instructions. If you do not instruct your bank, broker, or other nominee how to vote with respect to this proposal, your bank, broker, or other nominee may not vote your shares with respect to the election of directors. If an incumbent director nominee in an uncontested election of directors receives a majority of votes "against" his or her election, the director must tender a resignation from the Board of Directors. The Board of Directors will then decide whether to accept the resignation within 90 days following certification of the shareholder vote (based on the recommendation of a committee of independent directors). We will publicly disclose the Board of Directors' decision and its reasoning with regard to the offered resignation.

**"Say-on-Pay" (Proposal 2).** Our Board of Directors is seeking a non-binding advisory vote regarding the compensation of our NEOs, as described in the *Compensation Discussion and Analysis*, executive compensation tables and accompanying narrative disclosures contained in this proxy statement. Under our Bylaws, the affirmative vote of a majority of the total number of votes cast on the proposal is needed to approve this resolution. The vote is advisory and non-binding in nature but our Compensation and Talent Committee will take into account the outcome of the vote when considering future executive compensation arrangements. If you do not instruct your bank, broker, or other nominee how to vote with respect to this proposal, your bank, broker, or other nominee may not vote your shares with respect to this proposal.

**Ratification of selection of independent registered public accounting firm (Proposal 3).** Under our Bylaws, the affirmative vote of a majority of the total number of votes cast on the proposal is needed to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2025. Even if you do not instruct your bank, broker, or other nominee how to vote with respect to this proposal, your bank, broker, or other nominee may vote your shares with respect to this proposal.

**Approval of amendments to our Articles of Organization (Proposal 4).** Under our Articles of Organization, the affirmative vote of two-thirds of our outstanding shares as of the record date of January 3, 2025 is needed to approve Proposal 4. If you do not instruct your bank, broker, or other nominee how to vote with respect to Proposal 4, your bank, broker, or other nominee may not vote your shares with respect to the proposal. Abstentions and broker non-votes will have the effect of a vote "against" this proposal.

**Q: How will votes be counted?**

**A:** Each share of common stock will be counted as one vote according to the instructions contained on a properly completed proxy card, whether submitted by mail, over the Internet or by telephone, or on a ballot voted in person at the Annual Meeting. With respect to all proposals, shares will not be voted in favor of the matter, and will not be counted as voting on the matter, if they either (1) abstain from voting on a particular matter, or (2) are "broker non-votes." Banks, brokers, and other nominees who do not receive instructions with respect to Proposals 1, 2, or 4 will not be allowed to vote these shares, and all such shares will be "broker non-votes" rather than votes "for" or "against". Accordingly, assuming the presence of a quorum, abstentions and "broker non-votes" for a particular proposal will not be counted as votes cast to determine the outcome of a particular proposal. However, because Proposal 4 requires the affirmative vote of two-thirds of our outstanding shares, abstentions and broker non-votes will have the effect of a vote "against" Proposal 4.

**Q: Who will count the votes?**

**A:** The votes will be counted, tabulated, and certified by Broadridge Financial Solutions, Inc.

**Q: Will my vote be kept confidential?**

**A:** Yes, your vote will be kept confidential and we will not disclose your vote, unless (1) we are required to do so by law (including in connection with the pursuit or defense of a legal or administrative action or proceeding), or (2) there is a contested election for the Board of Directors. The tabulation agent will forward any written comments that you make on the proxy card to management without providing your name unless you expressly request disclosure on your proxy card.

**Q: How does the Board of Directors recommend that I vote on the proposals?**

**A:** The Board of Directors recommends that you vote:

**FOR** the election of each of the 11 nominees to serve as directors on the Board of Directors, each for a term expiring at the next annual meeting of shareholders (Proposal 1);

**FOR** the approval, by non-binding "say-on-pay" vote, of the compensation of our NEOs, as described in the *Compensation Discussion and Analysis*, executive compensation tables and accompanying narrative disclosures contained in this Proxy Statement (Proposal 2);

**FOR** the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2025 (Proposal 3); and

**FOR** the approval of the amendments of our Articles of Organization (Proposal 4).

**Q: Will any other matters be voted on at this meeting?**

**A:** No. Under the laws of Massachusetts, where we are incorporated, an item may not be brought before our shareholders at a meeting unless it appears in the notice of the meeting. Our Bylaws establish the process for a shareholder to bring a matter before a meeting. See "**Additional Information**" below.

**Q: Where can I find the voting results?**

**A:** We will report the voting results in a Form 8-K filed with the SEC within four business days after the conclusion of the Annual Meeting.

**Q: What are the costs of soliciting these proxies and who will pay?**

**A:** Our Board of Directors is soliciting proxies for the matters to be voted on, and we will bear the costs of the solicitation. We have engaged Alliance Advisors LLC to assist us with the solicitation of proxies and expect to pay Alliance Advisors approximately $18,000 for their services. In addition to solicitations by mail, Alliance Advisors and our directors, officers and regular employees may solicit proxies by telephone, email, and personal interviews without additional remuneration. We will request brokers, custodians, and fiduciaries to forward proxy soliciting material to the owners of shares of our common stock that they hold in their names. We will reimburse banks and brokers for their reasonable out-of-pocket expenses incurred in connection with the distribution of our proxy materials.

**Q: Why did I receive a "Notice of Internet Availability of Proxy Materials" but no proxy materials?**

**A:** We are distributing our proxy materials to shareholders via the Internet under the "Notice and Access" approach permitted by the rules of the SEC. This approach expedites shareholders' receipt of proxy materials while conserving natural resources and reducing our distribution costs. On or about January 27, 2025, we mailed a Notice of Internet Availability of Proxy Materials to participating shareholders containing instructions on how to access the proxy materials on the Internet, and if desired, to request to receive a paper copy of our proxy materials by mail.

**Q: How can I obtain an Annual Report on Form 10-K?**

**A:** Our Annual Report on Form 10-K for the fiscal year ended November 2, 2024 is available on our website at https://investor.analog.com/financial-info/annual-reports. If you would like a copy of our Annual Report on Form 10-K for fiscal year 2024 and/or any of its exhibits, we will send you such materials without charge. Please contact:

Investor Relations Department
Analog Devices, Inc.
One Analog Way
Wilmington, Massachusetts 01887
Phone: 781-461-3282
Email: investor.relations@analog.com

**Q: Whom should I contact if I have any questions?**

**A:** If you have any questions about the Annual Meeting or your ownership of our common stock, please contact our Investor Relations Department, at the address, telephone number or email address listed above.

# Additional Information

## Other Matters

Our Board of Directors does not know of any other matters that may come before the Annual Meeting. However, if any other matters are properly presented at the Annual Meeting, it is the intention of the persons named as proxies to vote, or otherwise act, in accordance with their judgment on such matters.

## Shareholder Proposals for Inclusion in Proxy Statement

If you are interested in submitting a proposal for inclusion in our proxy statement for the 2026 annual meeting of shareholders, you need to follow the procedures outlined in Rule 14a-8 of the Exchange Act. To be eligible for inclusion, we must receive your shareholder proposal for our proxy statement for the 2026 annual meeting of shareholders at our principal corporate offices in Wilmington, Massachusetts at the address below no later than September 29, 2025.

## Shareholder Director Nominations for Inclusion in Proxy Statement

Our Board of Directors has implemented a proxy access provision in our Bylaws, which allows a shareholder or group of up to 20 shareholders owning in aggregate 3% or more of our outstanding shares of common stock continuously for at least three years to nominate and include in our proxy materials director nominees constituting up to 20% of the number of directors in office or two nominees, whichever is greater, provided the shareholder(s) and nominee(s) satisfy the requirements in the Bylaws. If a shareholder or group of shareholders wishes to nominate one or more director candidates to be included in our proxy statement pursuant to these proxy access provisions in Article I, Section 1.9(c) of our Bylaws, the Secretary must receive advance written notice at the address noted below not less than 120 days nor more than 150 days before the first anniversary of the preceding year's annual meeting. However, if the date of our annual meeting of shareholders is advanced by more than 20 days, or delayed by more than 60 days, from the anniversary date, or if no annual meeting was held in the preceding year, then we must receive such notice at the address noted below not earlier than the 150th day before such annual meeting and not later than the close of business on the later of (1) the 120th day prior to such annual meeting and (2) the seventh day after the day on which notice of the meeting date was mailed or public disclosure was made, whichever occurs first. Assuming that the 2026 annual meeting of shareholders is not advanced by more than 20 days nor delayed by more than 60 days from the anniversary date of the Annual Meeting, you would need to give us appropriate notice at the address noted below no earlier than October 13, 2025, and no later than November 12, 2025.

## Shareholder Proposals and Director Nominations Not Included in Proxy Statement

In addition, our Bylaws require that we be given advance written notice for nominations for election to our Board of Directors and other matters that shareholders wish to present for action at an annual meeting of shareholders other than those to be included in our proxy statement under Rule 14a-8. The Secretary must receive such notice at the address noted below not less than 90 days or more than 120 days before the first anniversary of the preceding year's annual meeting of shareholders. However, if the date of our annual meeting of shareholders is advanced by more than 20 days, or delayed by more than 60 days, from the anniversary date, then we must receive such notice at the address noted below not earlier than the 120th day before such annual meeting and not later than the close of business on the later of (1) the 90th day before such annual meeting and (2) the seventh day after the day on which notice of the meeting date was mailed or public disclosure was made, whichever occurs first. Assuming that the 2026 annual meeting of shareholders is not advanced by more than 20 days nor delayed by more than 60 days from the anniversary date of the Annual Meeting, you would need to give us appropriate notice at the address noted below no earlier than November 12, 2025, and no later than December 12, 2025. If a shareholder does not provide timely notice of a nomination or other matter to be presented at the 2026 annual meeting of shareholders, under Massachusetts law, it may not be brought before our shareholders at a meeting. Our Bylaws also specify requirements relating to the content of the notice (including the information required by Rule 14a-19 under the Exchange Act) that shareholders must provide to the Secretary of ADI for a shareholder proposal or nomination for director, to be properly presented at an annual shareholder meeting. A copy of the full text of our Bylaws is on file with the SEC and publicly available on our website.

Any proposals, nominations or notices should be sent to:
Janene Asgeirsson, Secretary
Analog Devices, Inc.
One Analog Way
Wilmington, Massachusetts 01887
Phone: 781-937-1164
Email: janene.asgeirsson@analog.com

# Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement and annual report to shareholders may have been sent to multiple shareholders sharing your address unless we have received contrary instructions from one or more shareholders. We will promptly deliver a separate copy of either document to you if you contact us at the following address, telephone number or email address: Investor Relations Department, Analog Devices, Inc., One Analog Way, Wilmington, Massachusetts 01887, telephone: 781-461-3282, email: investor.relations@analog.com. If you want to receive separate copies of the proxy statement or annual report to shareholders in the future, or if you are receiving multiple copies and would like to receive only one copy per address, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address, telephone number or email address.

# Appendix A: Amended and Restated Articles of Organization

**D**
**PC**

## The Commonwealth of Massachusetts

**William Francis Galvin**
Secretary of the Commonwealth
One Ashburton Place, Boston, Massachusetts 02108-1512

### Restated Articles of Organization

**(General Laws Chapter I56D, Section 10.07; 950 CMR 113.35)**

(1) Exact name of corporation: Analog Devices, Inc.

(2) Registered office address: One Analog Way, Wilmington, MA, 01887
*(number, street, city or town, state, zip code)*

(3) Date adopted: [ ], 2025
*(month, day, year)*

(4) Approved by:

*(check appropriate box)*

☐ the directors without shareholder approval and shareholder approval was not required;

OR

☒ the board of directors and the shareholders in the manner required by G.L. Chapter 156D and the corporation's articles of organization.

(5) The following information is required to be included in the articles of organization pursuant to G.L. Chapter 156D, Section 2.02 except that the supplemental information provided for in Article VIII is not required:*

**ARTICLE I**

The exact name of the corporation is:

Analog Devices, Inc.

**ARTICLE II**

Unless the articles of organization otherwise provide, all corporations formed pursuant to G.L. Chapter 156D have the purpose of engaging in any lawful business. Please specify if you want a more limited purpose:**

See Attachment 2.

* *Changes to Article VIII must be made by filing a statement of change of supplemental information form.*

** *Professional corporations governed by G.L. Chapter 156A and must specify the professional activities of the corporation.*

## ARTICLE III

State the total number of shares and par value,* if any, of each class of stock that the corporation is authorized to issue. All corporations must authorize stock. If only one class or series is authorized, it is not necessary to specify any particular designation.

| WITHOUT PAR VALUE | | WITH PAR VALUE | | |
|---|---|---|---|---|
| TYPE | NUMBER OF SHARES | TYPE | NUMBER OF SHARES | PAR VALUE |
| | | Common | 1,200,000,000 | $0.16 2/3 |
| | | Preferred | 471,934 | $1.00 |

## ARTICLE IV

Prior to the issuance of shares of any class or series, the articles of organization must set forth the preferences, limitations and relative rights of that class or series. The articles may also limit the type or specify the minimum amount of consideration for which shares of any class or series may be issued. Please set forth the preferences, limitations and relative rights of each class or series and, if desired, the required type and minimum amount of consideration to be received.

See Attachment 4.

## ARTICLE V

The restrictions, if any, imposed by the articles of organization upon the transfer of shares of any class or series of stock are:

None.

## ARTICLE VI

Other lawful provisions, and if there are no such provisions, this article may be left blank.

See Attachment 6.

*Note: The preceding six (6) articles are considered to be permanent and may be changed only by filing appropriate articles of amendment.*

\* *G.L. Chapter 156D eliminates the concept of par value, however a corporation may specify par value in Article III. See G.L. Chapter 156D, Section 6.21, and the comments relative thereto.*

## ARTICLE VII

The effective date of this restated articles of organization of the corporation is the date and time the articles were received for filing if the articles were not rejected within the time prescribed by law. If a later effective date is desired, specify such date, which may not be later than the 90[th] day after the articles are received for filing:

It is hereby certified that these restated articles of organization consolidate all amendments into a single document. If a new amendment authorizes an exchange, or effects a reclassification or cancellation, of issued shares, provisions for implementing that action are set forth in these restated articles unless contained in the text of the amendment.

Specify the number(s) of the article(s) being amended:  VI

Signed by:  /s/

(*signature of authorized individual*)

☐    Chairman of the board of directors,

☐    President,

☒    Other officer,

☐    Court-appointed fiduciary,

on this [___] day of [___], 2025.

Unless the articles of organization otherwise provide, all corporations formed pursuant to G.L. chapter 156D have the purpose of engaging in any lawful business. Please specify if you want a more limited purpose:**

To manufacture, produce, assemble, fabricate, import, lease, purchase or otherwise acquire; to invest in, own, hold, use, license the use of, install, handle, maintain, service or repair; to sell, pledge, mortgage, exchange, export, distribute, lease, assign and otherwise dispose of, and generally to trade and deal in and with, any principal or agent, at wholesale, retail, on commission or otherwise, electronic systems, equipment and components, and electrical and electro-mechanical apparatus and equipment of all kinds and descriptions, electronics, telecommunications, communications and similar equipment of all descriptions, supplies, parts, equipment, apparatus, machinery improvements, appliances, tools, and goods, wares, merchandise, commodities, articles of commerce and property of every kind and description, and any and all products, machinery, equipment and supplies used or useful in connection therewith; and

To have and to exercise, without limitation, all of the powers granted by Massachusetts law to business corporation, including those powers set forth in section 9 of G.L., CH. 156B, and in any amendment thereof or addition thereto.

** *Professional corporations governed by G.L. Chapter 156A and must specify the professional activities of the corporation.*

## ATTACHMENT 4

Prior to the issuance of shares of any class or series, the articles of organization must set forth the preferences, limitations and relative rights of that class or series. The articles may also limit the type or specify the minimum amount of consideration for which shares of any class or series may be issued. Please set forth the preferences, limitations and relative rights of each class or series and, if desired, the required type and minimum amount of consideration to be received.

RIGHTS, PREFERENCES, LIMITATIONS AND RESTRICTIONS ON CAPITAL STOCK.

The following is a statement of the designations and the powers, preferences and rights and the qualifications, limitations or restrictions thereof, in respect of the authorized capital stock of the corporation.

A. ISSUANCE IN SERIES.

The Preferred Stock may be issued in one or more series at such time or times and for such consideration or considerations as the Board of Directors may determine. Each series shall be so designated as to distinguish the shares thereof from the shares of all other series and classes. Except as to the relative rights and preferences referred to in paragraph B below, in respect of any or all of which there may be variations between different series, all shares of Preferred Stock shall be identical. Different series of Preferred Stock shall not be construed to constitute different classes of shares for the purpose of voting by classes.

B. AUTHORITY TO ESTABLISH VARIATIONS BETWEEN SERIES.

The Board of Directors is expressly authorized, subject to the limitations prescribed by law and the provisions of these Articles of Organization, to provide by adopting a vote or votes, a certificate of which shall be filed in accordance with the Business Corporation Law of the Commonwealth of Massachusetts, for the issue of the Preferred Stock in one or more series, each with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof as shall be stated in the vote or votes creating such series. The authority of the Board of Directors with respect to each such series shall include without limitation of the foregoing the right to determine and fix:

(1)  The distinctive designation of such series and the number of shares to constitute such series;

(2)  The rate at which dividends on the shares of such series shall be declared and paid, or set aside for payment, whether dividends at the rate so determined shall be cumulative, and whether the shares of such series shall be entitled to any participating or other dividends in addition to dividends at the rate so determined, and if so on what terms;

(3)  The right, if any, of the corporation to redeem shares of the particular series and, if redeemable, the price, terms and manner of such redemption;

(4)  The special and relative rights and preferences, if any, and the amount or amounts per share, which the shares of such series shall be entitled to receive upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation;

(5)  The terms and conditions, if any, upon which shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

(6)  The obligation, if any, of the corporation to retire or purchase shares of such series pursuant to a sinking fund or fund of a similar nature or otherwise, and the terms and conditions of such obligation;

(7)  Voting rights, if any, provided that the shares of all series with voting rights shall not have more than one vote per share;

(8)  Limitations, if any, on the issuance of additional shares of such series or any shares of any other series of Preferred Stock; and

(9)  Such other preferences or restrictions or qualifications thereof as the Board of Directors may deem advisable and are note inconsistent with law and the provisions of these Articles.

## C. STATEMENT OF LIMITATIONS, RELATIVE RIGHTS AND POWERS IN RESPECT OF SHARES OF COMMON STOCK.

(1) After the requirements with respect to preferential dividends on the Preferred Stock (fixed in accordance with the provisions of paragraph B above) shall have been met and after the corporation shall have complied with all the requirements, if any, with respect to the setting aside of sums as sinking funds or redemption or purchase accounts (fixed in accordance with the provisions of said paragraph B), then and not otherwise the holders of Common Stock shall be entitled to receive such dividends as may be declared from time to time by the Board of Directors.

(2) After distribution in full of the preferential amount (fixed in accordance with the provisions of said paragraph B) to be distributed to the holders of Preferred Stock in the event of voluntary or involuntary liquidation, distribution or sale of assets, dissolution or winding up of this corporation, the holders of the Common Stock shall be entitled to receive all the remaining assets of this corporation, tangible and intangible, of whatever kind available for distribution to the stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.

(3) Except as may otherwise be required by law or the provisions of these Articles, or by the Board of Directors pursuant to authority granted in these Articles, each holder of Common Stock shall have one vote in respect of each share of stock held by him in all matters voted upon by the stockholders.

## D. DENIAL OF PREEMPTIVE RIGHTS.

No holder of shares of the Common Stock or of the Preferred Stock shall be entitled as such, as a matter of right, to subscribe for or purchase any part of any new or additional issue of stock of any class whatsoever of the corporation, or of securities convertible into stock of any class, whether now or hereafter authorized, or whether issued for cash or other consideration or by way of dividend.

## ATTACHMENT 6

Other lawful provisions, and if there are no such provisions, this article may be left blank.

6A. INDEMNIFICATION

Section 1. ACTIONS, SUITS AND PROCEEDINGS. Except as otherwise provided below, the Corporation shall, to the fullest extent authorized by Chapter 156B of the Massachusetts General Laws, as the same exists or may hereafter be amended (in the case of any such amendment, only to the extent that such amendment either (i) permits the Corporation to provide broader indemnification rights than such laws permitted prior to such amendment or (ii) prohibits or limits any of the indemnification rights previously set forth in such laws), indemnify each person who is, or shall have been, a director or officer of the Corporation or who is or was a director or employee of the Corporation and is serving, or shall have served, at the request of the Corporation, as a director or officer of another organization or in any capacity with respect to any employee benefit plan of the Corporation, against all liabilities and expenses (including judgments, fines, penalties, amounts paid or to be paid in settlement, and reasonable attorneys' fees) imposed upon or incurred by any such person (the "Indemnitee") in connection with, or arising out of, the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be a defendant or with which he may be threatened or otherwise involved, directly or indirectly, by reason of his being or having been such a director or officer or as a result of his serving or having served with respect to any such employee benefit plan; PROVIDED, HOWEVER, that the Corporation shall provide no indemnification with respect to any matter as to which any such Indemnitee shall be finally adjudicated in such action, suit or proceeding not to have acted in good faith in the reasonable belief that his action was (i) in the best interests of the Corporation or (ii) to the extent such matter relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

Section 2. SETTLEMENTS. The right to indemnification conferred in this Article shall include the right to be paid by the Corporation for liabilities and expenses incurred in connection with the settlement or compromise of any such action, suit or proceeding, pursuant to a consent decree or otherwise, unless a determination is made, within 45 days after receipt by the Corporation of a written request by the Indemnitee for indemnification, that such settlement or compromise is not in the best interests of the Corporation or, to the extent such matter relates to service with respect to an employee benefit plan, that such settlement or compromise is not in the best interests of the participants or beneficiaries of such plan. Any such determination shall be made (i) by the Board of Directors of the Corporation by a majority vote of a quorum consisting of disinterested directors, or (ii) if such quorum is not obtainable, by a majority of the disinterested directors of the Corporation then in office. Notwithstanding the foregoing, if there are less than two disinterested directors then in office, the Board of Directors shall promptly direct that independent legal counsel (who may be regular legal counsel to the Corporation) determine, based on facts known to such counsel at such time, whether such Indemnitee acted in good faith in the reasonable belief that his action was in the best interests of the Corporation or the participants or beneficiaries of any such employee benefit plan, as the case may be; and, in such event, indemnification shall be made to such Indemnitee unless, within 45 days after receipt by the Corporation of the request by such Indemnitee for indemnification, such independent legal counsel in a written opinion to the Corporation determines that such Indemnitee did not act in good faith in the reasonable belief that his action was in the best interests of the Corporation or the participants or beneficiaries of any such employee benefit plan, as the case may be.

Section 3. NOTIFICATION AND DEFENSE OF CLAIM. As a condition precedent to his right to be indemnified, the Indemnitee must give to the Corporation notice in writing as soon as practicable of any action, suit or proceeding involving him for which indemnity will or could be sought. With respect to any action, suit or proceeding of which the Corporation is so notified, the Corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to such Indemnitee. After notice from the Corporation to the Indemnitee of its election so to assume such defense, the Corporation shall not be liable to such Indemnitee for any legal or other expenses subsequently incurred by such Indemnitee in connection with such claim, but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of the Indemnitee unless (i) the employment of counsel by the Indemnitee has been authorized by the Corporation, (ii) counsel to the Indemnitee shall have reasonably concluded that there may be a conflict of interest or position on any significant issue between the Corporation and the Indemnitee in the conduct of the defense of such action or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, in each of which cases, the fees and expenses of counsel for the Indemnitee shall be at the expense of the Corporation, except as otherwise expressly provided by this Article. The Corporation shall not be entitled to assume the defense of any claim brought by or on behalf of the Corporation or as to which counsel for the Indemnitee shall have reasonably made the conclusion provided for in (ii) above.

Section 4. ADVANCE OF EXPENSES. Subject to Section 3 above, the right to indemnification conferred in this Article shall include the right to be paid by the Corporation for expenses (including reasonable attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding in advance of its final disposition, subject to receipt of an undertaking by the Indemnitee to repay such payment if it is ultimately determined that the Indemnitee is not entitled to indemnification under this Article. Such undertaking may be accepted without reference to the financial ability of such Indemnitee to make such repayment. Notwithstanding the foregoing, no advance shall be made by the Corporation under this Section 4 if a determination is reasonably and promptly made by the Board of Directors by a majority vote of a quorum consisting of disinterested directors or, if such quorum is not obtainable, by a majority of the disinterested directors of the Corporation then in office or, if there are not at least two disinterested directors then in office, by independent legal counsel (who may be regular legal counsel to the Corporation) in a written opinion that, based on facts known to the Board or counsel at such time, such Indemnitee did not act in good faith in the reasonable belief that his action was in the best interests of the Corporation or the participants or beneficiaries of an employee benefit plan of the Corporation, as the case may be.

Section 5. PARTIAL INDEMNITY. If an Indemnitee is entitled under any provision of this Article to indemnification by the Corporation for some or a portion of the liabilities or expenses imposed upon or incurred by such Indemnitee in the investigation, defense, appeal or settlement of any action, suit or proceeding but not, however, for the total amount thereof, the Corporation shall nevertheless indemnify the Indemnitee for the portion of such liabilities or expenses to which such Indemnitee is entitled.

Section 6. RIGHTS NOT EXCLUSIVE. The right to indemnification and the payment of expenses incurred in defending any action, suit or proceeding in advance of its final disposition conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Articles of Organization, By-Laws, agreement, vote of stockholders or directors or otherwise. Without limiting the generality of the foregoing, the Corporation, acting through its Board of Directors, may enter into agreements with any director, officer, employee or agent of the Corporation providing for indemnification rights equivalent to or greater than the indemnification rights set forth in this Article.

Section 7. INSURANCE. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another organization or employee benefit plan against any expense or liability incurred by him in any such capacity, or arising out of the status as such, whether or not the Corporation would have the power to indemnify such person against such expense or liability under Chapter 156B of the Massachusetts General laws.

Section 8. INSURANCE OFFSET. The Corporation's obligation to provide indemnification under this Article shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by the Corporation or any other person.

Section 9. AMENDMENT. Without the consent of a person entitled to the indemnification and other rights provided in this Article (unless otherwise required by Chapter 156B of the Massachusetts General Laws), no amendment modifying or terminating such rights shall adversely affect such person's rights under this Article with respect to the period prior to such Amendment.

Section 10. MERGERS, ETC. If the Corporation is merged into or consolidated with another corporation and the Corporation is not the surviving corporation, or if substantially all of the assets of the Corporation are acquired by any other corporation, or in the event of any other similar reorganization involving the Corporation, the Board of Directors of the Corporation or the board of directors of any corporation assuming the obligations of the Corporation shall assume the obligations of the Corporation under this Article, through the date of such merger, consolidation, sale or reorganization, with respect to each person who is entitled to indemnification rights under this Article as of such date.

Section 11. SAVINGS CLAUSE. If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee as to any liabilities and expenses with respect to any action, suit or proceeding to the full extent permitted by any applicable portion of this Article that shall not have been invalidated and to the full extent permitted by applicable law.

Section 12. DEFINITIONS. As used in this Article, the term "director", "officer" and "person" include their respective heirs, executors, administrators, and legal representatives, and an "interested" director is one against whom in such capacity the proceedings in question or another proceeding on the same or similar grounds is then pending.

## 6B. STOCKHOLDERS' MEETINGS

Meetings of Stockholders of the Corporation may be held anywhere in the United States.

## 6C. AMENDMENT OF BY-LAWS

The power to make, amend or repeal by-laws shall be in the Stockholders, provided, however, that the by-laws may provide that the directors may make, amend or repeal the by-laws in whole or in part, except with respect to any provisions thereof which according to law, the Articles of Organization or by-laws requires action by the Stockholders.

## 6D. AMENDMENT OF ARTICLES OF ORGANIZATION

Stockholder approval of an amendment of the articles of organization shall require the affirmative vote of the holders of a majority of the shares of each class of capital stock at the time outstanding and entitled to vote on such matter. This provision is not intended to, and shall not, create a requirement to obtain Stockholder approval for any amendments that do not otherwise require Stockholder approval under Chapter 156B of the Massachusetts General Laws.

## 6E. LIMITATION OF DIRECTOR LIABILITY

To the fullest extent permitted by Chapter 156B of the Massachusetts General Laws, as it may be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability.

## 6F. STOCKHOLDER APPROVAL OF MERGER, SHARE EXCHANGE, VOLUNTARY DISSOLUTION, PLAN OF DOMESTICATION OR CONVERSION

Stockholder approval for the following actions shall require the affirmative vote of the holders of a majority of the shares of each class of capital stock at the time outstanding and entitled to vote on such matter: (i) the sale, lease, exchange, or other disposal of all or substantially all of the Corporation's property, (ii) a merger or consolidation of the Corporation with or into any other entity; (iii) a share exchange with any other entity; (iv) the voluntary dissolution of the Corporation; or (v) any plan of domestication or conversion. Any such action shall also require approval by the Board of Directors. This provision is not intended to, and shall not, create a requirement to obtain Stockholder approval for matters that do not otherwise require Stockholder approval under Chapter 156B of the Massachusetts General Laws.

# The Commonwealth of Massachusetts
## William Francis Galvin
Secretary of the Commonwealth

One Ashburton Place, Boston, Massachusetts 02108-1512

## Restated Articles of Organization
**(General Laws Chapter I56D, Section 10.07; 950 CMR 113.35)**

I hereby certify that upon examination of these restated articles of organization, duly submitted to me, it appears that the provisions of the General Laws relative to the organization of corporations have been compiled with, and I hereby approve said articles; and the filing fee in the amount of $_____ having been paid, said articles are deemed to have been filed with me this _____ day of _____, 20____, at _____ a.m./p.m.

<em>time</em>

Effective date: _____

(<em>must be within 90 days of date submitted</em>)


WILLIAM FRANCIS GALVIN

*Secretary of the Commonwealth*


_____
Examiner

_____
Name approval

_____
C

_____
M

Filing fee: Minimum filing fee $200, plus $100 per article amended, stock increases $100 per 100,000 shares, plus $100 for each additional 100,000 shares or any fraction thereof.


TO BE FILLED IN BY CORPORATION

Contact Information:

Janene Asgeirsson

Senior Vice President and Chief Legal Officer

1 Analog Way

Wilmington, MA 01887

Telephone: (781) 935-5565

Email: janene.asgeirsson@analog.com


Upon filing, a copy of this filing will be available at www.sec.state.ma.us/cor. If the document is rejected, a copy of the rejection sheet and rejected document will be available in the rejected queue.

# Appendix B: Reconciliation of GAAP Measures to Non-GAAP Measures

Non-GAAP financial measures included in the Proxy Statement are financial measures that are not in accordance with, nor an alternative to, generally accepted accounting principles (GAAP) and may be different from non-GAAP measures presented by other companies. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles.

Management uses non-GAAP measures internally to evaluate ADI's operating performance from continuing operations against past periods and to budget and allocate resources in future periods. These non-GAAP measures also assist management in evaluating ADI's core business and trends across different reporting periods on a consistent basis. Management also uses these non-GAAP measures as the primary performance measurement when communicating with analysts and investors regarding ADI's earnings results and outlook and believes that the presentation of these non-GAAP measures is useful to investors because it provides investors with the operating results that management uses to manage the company and enables investors and analysts to evaluate ADI's core business. Management also believes that the non-GAAP liquidity measure free cash flow is useful both internally and to investors because it provides information about the amount of cash generated after capital expenditures that is then available to repay debt obligations, make investments and fund acquisitions, and for certain other activities.

We believe that non-GAAP measures have material limitations in that they do not reflect all of the amounts associated with ADI's results of operations as determined in accordance with GAAP and should not be considered in isolation from, or as a substitute for, ADI's financial results presented in accordance with GAAP. ADI's use of non-GAAP measures, and the underlying methodology when including or excluding certain items, is not necessarily an indication of the results of operations that may be expected in the future, or that ADI will not, in fact, record such items in future periods. Investors should consider the company's non-GAAP financial measures in conjunction with the corresponding GAAP measures.

Free Cash Flow: Net cash provided by operating activities, determined in accordance with GAAP, less additions to property, plant and equipment, net. Free cash flow revenue percentage represents free cash flow divided by revenue.

Acquisition Related Expenses: Expenses incurred as a result of current and prior period acquisitions and primarily include expenses associated with the fair value adjustments to debt, inventory, property, plant and equipment and amortization of acquisition related intangibles, which include acquired intangibles such as purchased technology and customer relationships. Expenses also include fair value adjustments associated with the replacement of share-based awards related to the Maxim acquisition. We excluded these costs from our non-GAAP measures because they relate to specific transactions and are not reflective of our ongoing financial performance.

Special Charges, net: Expenses, net, incurred as part of the integration of the Maxim acquisition, in connection with facility closures, consolidation of manufacturing facilities, severance, other accelerated stock-based compensation expense and other cost reduction efforts or reorganizational initiatives. We excluded these expenses from our non-GAAP measures because apart from ongoing expense savings as a result of such items, these expenses have no direct correlation to the operation of our business in the future.

Tax Related Items: Income tax effect of the non-GAAP items discussed above, an income tax benefit from a discrete tax item related to a federal corporate income tax relief claim and certain other income tax benefits associated with prior periods. We excluded the income tax effect of these tax related items from our non-GAAP measures because they are not associated with the tax expense on our current operating results.

## Reconciliation of GAAP Measures to Non-GAAP Results (Unaudited)

(In thousands, except per-share amounts)

| | Twelve months ended November 2, 2024 |
|---|---|
| **Gross margin** | **$ 5,381,343** |
| Gross margin percentage | 57.1% |
| Acquisition related expenses | 1,022,488 |
| **Adjusted gross margin** | **$ 6,403,831** |
| Adjusted gross margin percentage | 67.9% |
| **Operating income** | **$ 2,032,798** |
| Operating margin | 21.6% |
| Acquisition related expenses | 1,782,813 |
| Special charges, net | 37,258 |
| **Adjusted operating income** | **$ 3,852,869** |
| Adjusted operating margin | 40.9% |
| **Diluted EPS** | **$ 3.28** |
| Acquisition related expenses | 3.56 |
| Special charges, net | 0.07 |
| Tax related items | (0.53) |
| **Adjusted diluted EPS** | **$ 6.38** |

## Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow (Unaudited)

(In thousands)

| | Twelve months ended November 2, 2024 |
|---|---|
| Revenue | $ 9,427,157 |
| **Net cash provided by operating activities** | **$ 3,852,529** |
| % of revenue | 41% |
| Capital expenditures | $ (730,463) |
| **Free cash flow**[1] | **$ 3,122,066** |
| % of revenue | 33% |

[1] Free cash flow is defined as net cash provided by operating activities, less capital expenditures.

# Helpful Resources

**Annual Meeting**

Proxy Statement & Annual Report:

https://investor.analog.com/financial-info/annual-reports

Voting Your Proxy via the Internet Before the Annual Meeting:

www.proxyvote.com

**Board of Directors**

https://investor.analog.com/governance/board-of-directors

**Investor Relations**

https://investor.analog.com/

**Environment, Social, and Governance**

https://www.analog.com/en/company/environment-social-governance.html

**ESG Report**

https://www.analog.com/media/en/company-csr/2023-esg-report.pdf

Web links are provided for convenience only, and the content on the referenced websites does not constitute a part of this Proxy Statement.



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www.analog.com



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